UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2004

[ ] For the transition period from ______________ to TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17706

QNB CORP.
(Exact name of registrant as specified in its charter)

Pennsylvania	23-2318082
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
15 North Third Street, Quakertown, PA	18951-9005
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (215) 538-5600

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.625 par value	N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES X NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
YES X NO ___

As of March 1, 2005, 3,100,302 shares of Common Stock of the Registrant were outstanding. As of June 30, 2004, the aggregate market value of the Common Stock of the Registrant, held by nonaffiliates was approximately $84,025,540 based upon the average bid and ask price of the common stock as reported on the OTC BB.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Proxy Statement dated for the annual meeting of its shareholders to be held May 17, 2005 are incorporated by reference in Part III and IV of this report.

FORM 10-K INDEX

PART I

FORWARD-LOOKING STATEMENTS

In addition to historical information, this document contains forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "project" and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. The U.S. Private Securities Litigation Reform Act of 1995 provides safe harbor in regard to the inclusion of forward-looking statements in this document and documents incorporated by reference.

Shareholders should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect the future financial results of the Corporation and its subsidiary and could cause those results to differ materially from those expressed in our forward-looking statements contained or incorporated by reference in this document. These factors include, but are not limited, to the following:

- Operating, legal and regulatory risks
- Economic, political and competitive forces affecting our line of business
- The risk that our analysis of these risks and forces could be incorrect, and/or that the strategies developed to address them could be unsuccessful
- Volatility in interest rates
- Increased credit risk

QNB Corp. (herein referred to as QNB) cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, all of which change over time, and QNB assumes no duty to update forward-looking statements. Management cautions readers not to place undue reliance on any forward-looking statements. These statements speak only as of the date made, and they advise readers that various factors, including those described above, could affect QNB's financial performance and could cause our actual results or circumstances for future periods to differ materially from those anticipated or projected. Except as required by law, we do not undertake, and specifically disclaim any obligation, to publicly release any revisions to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

ITEM 1. BUSINESS

Overview

QNB Corp. was incorporated under the laws of the Commonwealth of Pennsylvania on June 4, 1984. QNB Corp. is registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act of 1956 and conducts its business through its wholly-owned subsidiary, The Quakertown National Bank.

The Quakertown National Bank is a national banking association organized in 1877. The Quakertown National Bank is chartered under the National Banking Act and is subject to Federal and state laws applicable to commercial banks.

The Quakertown National Bank is engaged in the general commercial banking business and provides a full range of banking services and trust services to its customers. These banking services consist of, among other things, attracting deposits and using these funds in making commercial loans, residential mortgage loans, consumer loans, and purchasing investment securities. These deposits are in the form of time, demand and savings accounts. Such time deposits include certificates of deposit and individual retirement accounts. The Bank's savings accounts include money market accounts, club accounts, interest-bearing demand accounts and traditional statement savings accounts.

- The Quakertown National Bank's principal office is located in Quakertown, Bucks County, Pennsylvania. The Quakertown National Bank also operates seven other full service community banking offices in Bucks, Montgomery and Lehigh counties in southeastern Pennsylvania.

- At December 31, 2004, QNB had total assets of approximately $583,644,000, total loans of approximately $268,048,000, total deposits of approximately $466,488,000 and total shareholders' equity of approximately $45,775,000.

- For the year ended December 31, 2004, QNB reported record net income of $6,203,000 compared to net income for the year ended December 31, 2003 of $5,648,000, an increase of 9.8 percent.

- At the end of 2004, QNB experienced its ninth consecutive year of increased earnings and increased dividends.

At February 14, 2005, The Quakertown National Bank had 141 full time employees and 36 part-time employees. These employees have a customer-oriented philosophy, a strong commitment to service and a "sincere interest" in their customers' success. They maintain close contact with both the residents and local business communities in which they serve, responding to customer requests timely.

COMPETITION AND MARKET AREA

The banking business is highly competitive, and the profitability of QNB Corp. depends principally upon The Quakertown National Bank's ability to compete in its market area. We face intense competition within our market both in making loans and attracting deposits. The upper Bucks, southern Lehigh, and northern Montgomery areas have a high concentration of financial institutions including large national and regional banks, community banks, savings institutions and credit unions. Some of our competitors offer products and services that we currently do not offer, such as private banking. However, we have been able to compete effectively with other financial institutions by emphasizing technology, including internet-banking and electronic bill pay, and customer service, including local decision-making on loans, the establishment of long-term customer relationships and customer loyalty, and products and services designed to address the specific needs of our customers.

Our competition for loans and deposits comes principally from commercial banks, savings institutions, credit unions and non-bank financial service providers. Factors in successfully competing for deposits include providing attractive rates, low fees, convenient locations and hours of operation and alternative delivery systems. Successful loan origination tends to depend on size, rate and terms of the loan. Many competitors within the Bank's primary market have substantially higher legal lending limits.

Our success is dependent to a significant degree on economic conditions in eastern Pennsylvania, especially upper Bucks, southern Lehigh and northern Montgomery counties, which we define as our primary market. The banking industry is affected by general economic conditions including the effects of inflation, recession, unemployment, real estate values, trends in the national and global economies, and other factors beyond our control.

SUPERVISION AND REGULATION

Bank holding companies and banks operate in a highly regulated environment and are regularly examined by Federal and state regulatory authorities. Federal statutes that apply to QNB and its subsidiaries include the Gramm-Leach-Bliley Act (GLBA), the Bank Holding Company Act of 1956 (BHCA), the Federal Reserve Act and the Federal Deposit Insurance Act. In general, these statutes establish the corporate governance and eligible business activities of QNB, certain acquisition and merger restrictions, limitations on inter-company transactions, such as loans and dividends, and capital adequacy requirements, among other regulations.

To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by references to the particular statutory or regulatory provisions themselves. Proposals to change banking laws and regulations are frequently introduced in Congress, the state legislatures, and before the various bank regulatory agencies. QNB cannot determine the likelihood of passage or timing of any such proposals or legislation or the impact they may have on QNB and its subsidiary. A change in law, regulations or regulatory policy may have a material effect on QNB and its subsidiary.

Bank Holding Company Regulation

QNB is registered as a bank holding company and is subject to the regulations of the Board of Governors of the Federal Reserve System (the Federal Reserve) under the BHCA. In addition, QNB Corp., as a Pennsylvania business corporation, is also subject to the provisions of Section 115 of the Pennsylvania Banking Code of 1965.

Bank holding companies are required to file periodic reports with, and are subject to examination by, the Federal Reserve. The Federal Reserve's regulations require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the Federal Reserve, pursuant to its "source of strength" regulations, may require QNB Corp. to commit its resources to provide adequate capital funds to The Quakertown National Bank during periods of financial distress or adversity. The support may be required at times when QNB Corp. is unable to provide such support.

Depending on the circumstances, Federal Reserve approval may be required before QNB Corp. may begin to engage in any non-banking activity and before any non-banking business may be acquired by QNB.

Dividend Restrictions

Federal and state laws regulate the payment of dividends by QNB Corp's subsidiary. Under the National Bank Act, The Quakertown National Bank is required to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by it in one year would exceed its net profits for the current year plus its retained net profits for the two preceding years, less any required transfers to surplus. In addition, the bank may only pay dividends to the extent that its retained net profits (including the portion transferred to surplus) exceed statutory bad debts. Under the FDIA, the bank is prohibited from paying any dividends, making other distributions or paying any management fees if, after such payment, it would fail to satisfy its minimum capital requirements. See also "Supervision and Regulation – Bank Regulation".

Further, it is the policy of the Federal Reserve that bank holding companies should pay dividends only out of current earnings. Federal banking regulators also have the authority to prohibit banks and bank holding companies from paying a dividend if they should deem such payment to be an unsafe or unsound practice.

Capital Adequacy

Bank holding companies are required to comply with the Federal Reserve's risk-based capital guidelines. The required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8 percent. At least half of total capital must be "Tier 1 capital". Tier 1 capital consists principally of common shareholders' equity, plus retained earnings, less certain intangible assets. The remainder of total capital may consist of the allowance for loan loss (Tier 2 capital). At December 31, 2004, QNB Corp.'s Tier 1 capital and total (Tier 1 and Tier 2 combined) capital ratios were 12.25 percent and 12.98 percent, respectively.

In addition to the risk-based capital guidelines, the Federal Reserve requires a bank holding company to maintain a minimum "leverage ratio". This requires a minimum level of Tier 1 capital (as determined under the risk-based capital rules) to average total consolidated assets of 4 percent for those bank holding companies that have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. The Federal Reserve expects all other bank holding companies to maintain a ratio of at least 1 percent to 2 percent above the stated minimum. At December 31, 2004, QNB Corp.'s leverage ratio was 7.44 percent.

Pursuant to the "prompt corrective action" provisions of the FDIA, the federal banking agencies have specified, by regulation, the levels at which an insured institution is considered "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", or "critically undercapitalized." Under these regulations, an institution is considered "well capitalized" if it satisfies each of the following requirements:

- Total risk-based capital ratio of 10 percent or more,
- Tier 1 risk-based capital ratio of 6 percent or more,
- Leverage ratio of 5 percent or more, and
- Not subject to any order or written directive to meet and maintain a specific capital level

At December 31, 2004, QNB Corp. qualified as "well capitalized" under these regulatory standards. See Note 20 of the Notes to Consolidated Financial Statements included at Item 8 of this Report.

Bank Regulation

The operations of The Quakertown National Bank are subject to Federal and state statutes applicable to banks chartered under the banking laws of the United States, to members of the Federal Reserve System, and to banks whose deposits are insured by the FDIC. These operations are also subject to regulations of the Office of the Comptroller of the Currency (OCC), the Federal Reserve, and the FDIC.

The OCC, which has primary supervisory authority over The Quakertown National Bank, regularly examines banks in such areas as reserves, loans, investments, management practices and other aspects of operations. These examinations are designed for the protection of depositors rather than QNB Corp.'s shareholders. The bank must furnish annual and quarterly reports to the OCC, which has the authority under the Financial Institutions Supervisory Act and the Federal Deposit Insurance Act, to prevent a national bank from engaging in an unsafe or unsound practice in conducting its business or from otherwise conducting activities in violation of the law.

Federal and state banking laws and regulations govern, among other things, the scope of a bank's business, the investments a bank may make, the reserves against deposits a bank must maintain, the types and terms of loans a bank may make and the collateral it may take, the activities of a bank with respect to mergers and consolidations, and the establishment of branches. Pennsylvania law permits statewide branching.

As a subsidiary bank of a bank holding company, The Quakertown National Bank is subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to QNB Corp. or its subsidiaries, on investments in the stock or other securities of QNB Corp. or its subsidiaries, and on taking such stock or securities as collateral for loans.

The Bank is a member of the Federal Reserve System and therefore, the policies and regulations of the Federal Reserve Board have a significant impact on many elements of the Bank's operations including the ability to grow deposits, loan growth, the rate of interest earned and paid, levels of liquidity and levels of required capital. Management cannot predict the effects of such policies and regulations upon the Bank's business model and the corresponding impact they may have on future earnings.

FDIC Insurance Assessments

The Quakertown National Bank is subject to deposit insurance assessments by the Federal Deposit Insurance Corporation (FDIC) based on the risk classification of the Bank. The Quakertown National Bank was not subject to any regular insurance assessments by the FDIC in 2004. Under current FDIC practices, The Quakertown National Bank does not expect to be required to pay regular insurance assessments to the FDIC in 2005.

Insured deposits are assessed to fund debt service on certain related Federal government bonds. The current annualized rate established by the FDIC is $.017 per $100 of deposits. These assessment rates are set quarterly. The total assessment paid by the Bank in 2004 was $64,000.

Community Reinvestment Act (CRA)

Under the Community Reinvestment Act, as amended, the OCC is required to assess all financial institutions that it regulates to determine whether these institutions are meeting the credit needs of the community that they serve. The act focuses specifically on low and moderate-income neighborhoods. The OCC takes an institution's record into account in its evaluation of any application made by any of such institutions for, among other things:

- Approval of a branch or other deposit facility
- An office relocation or a merger
- Any acquisition of bank shares

The CRA, as amended, also requires that the OCC make publicly available the evaluation of the bank's record of meeting the credit needs of its entire community, including low and moderate-income neighborhoods. This evaluation includes a descriptive rating of either outstanding, satisfactory, needs to improve, or substantial noncompliance, and a statement describing the basis for the rating. These ratings are publicly disclosed. The Bank's most recent CRA rating was satisfactory.

Monetary and Fiscal Policies

The financial services industry, including QNB Corp. and The Quakertown National Bank, is affected by the monetary and fiscal policies of government agencies, including the Federal Reserve. Through open market securities transactions and changes in its discount rate and reserve requirements, the Federal Reserve exerts considerable influence over the cost and availability of funds for lending and investment.

USA Patriot Act

In October 2001, the President signed into the law the USA Patriot Act, which strengthens anti-money laundering provisions of the Bank Secrecy Act. The Act requires financial institutions to establish certain procedures to be able to identify and verify the identity of its customers. Specifically, the new rules, developed by the Secretary of the Treasury, require that the Bank have procedures in place to:

- Verify the identity of persons applying to open an account,
- Ensure adequate maintenance of the records used to verify a person's identity, and
- Determine whether a person is on any U.S. governmental agency list of known or suspected terrorists or a terrorist organization

The Bank has implemented the required internal controls to ensure proper compliance with the Patriot Act.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act, signed into law July 30, 2002, was intended to bolster public confidence in our nation's capital markets by imposing new duties and penalties for non-compliance on public companies and their executives, directors, auditors, attorneys and securities analysts. Some of the more significant aspects of the act include:

- Corporate Responsibility for Financial Reports - requires Chief Executive Officers (CEOs) and Chief Financial Officers (CFOs) to personally certify and be accountable for their Corporations' financial records and accounting and internal controls.
- Management Assessment of Internal Controls - requires auditors to certify the Corporations' underlying controls and processes that are used to compile the financial results.
- Real-time Issuer Disclosures - requires that companies provide real-time disclosures of any events that may affect a firm's stock price or financial performance within a 48-hour period.
- Criminal Penalties for Altering Documents - provides severe penalties for "whoever knowingly alters, destroys, mutilates" any record or document with intent to impede an investigation. Penalties include monetary fines and prison time.

The act also imposes requirements for corporate governance, auditor independence and accounting standards, executive compensation, insider loans and whistleblower protection. As a result of Sarbanes-Oxley, QNB Corp. adopted a Code of Business Conduct and Ethics applicable to its CEO, CFO and Controller, which meets the requirements of Sarbanes-Oxley, to supplement its long-standing Code of Ethics, which applies to all employees.

QNB Corp.'s Code of Business Conduct and Ethics can be found on the Company's website at www.qnb.com.

ADDITIONAL INFORMATION

QNB Corp.'s principal executive offices are located at 15 North Third Street, Quakertown, Pennsylvania 18951. Its telephone number is (215) 538-5600.

This annual report, including the exhibits and schedules filed as part of the annual report on Form 10-K, may be inspected at the public reference facility maintained by the Securities and Exchange Commission (SEC) at its public reference room at 450 Fifth Street, NW, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants, including QNB Corp., that file electronically with the SEC which can be accessed at www.sec.gov.

QNB Corp. also makes its periodic and current reports available, free of charge, on its website, www.qnb.com., as soon as reasonably practicable after such material is electronically filed with the SEC. Information available on our website is not a part of, and should not be incorporated into, this annual report on Form 10-K.

ITEM 2. PROPERTIES

The Quakertown National Bank and QNB Corp.'s main office is located at 15 North Third Street, Quakertown, Pennsylvania. The Quakertown National Bank conducts business from its main office and seven other retail offices located in upper Bucks, southern Lehigh, and northern Montgomery counties. The Quakertown National Bank owns its main office, two retail locations, its operations facility and an adjacent property for expansion, and a computer facility. The Quakertown National Bank leases its remaining five retail properties. The leases on the properties generally contain renewal options. Management considers that its facilities are adequate for its business.

The following table details The Quakertown National Bank's properties:

Location			
Quakertown, Pa.	-	Main Office 15 North Third Street	Owned
Quakertown, Pa.	-	Towne Bank Center 320-322 West Broad Street	Owned
Quakertown, Pa.	-	Computer Center 121 West Broad Street	Owned
Quakertown, Pa.	-	Country Square Office 240 South West End Boulevard	Leased
Quakertown, Pa.	-	Quakertown Commons Branch 901 South West End Boulevard	Leased
Dublin, Pa.	-	Dublin Branch 161 North Main Street	Leased
Pennsburg, Pa.	-	Pennsburg Square Branch 410-420 Pottstown Ave	Leased
Coopersburg, Pa.	-	Coopersburg Branch 51 South Third Street	Owned
Perkasie, Pa.		Perkasie Branch 607 Chestnut Street	Owned
Souderton, Pa.	-	Souderton Branch 750 Route 113	Leased

In management's opinion, these properties are in good condition and are adequate for QNB Corp.'s purposes.

ITEM 3. LEGAL PROCEEDINGS

Management, after consulting with legal counsel, is not aware of any litigation that would have a material adverse effect on the consolidated financial position of QNB Corp. There are no proceedings pending other than ordinary routine litigation incidental to the business of QNB Corp. and its subsidiary, The Quakertown National Bank. In addition, no material proceedings are known to be contemplated by governmental authorities against QNB Corp. or The Quakertown National Bank or any of their properties.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Information

QNB Corp. common stock is traded in the over-the-counter (OTC) market. Quotations for QNB Corp. common stock appear in the pink sheets published by the National Quotations Bureau, Inc. QNB Corp. had 720 shareholders of record as of March 1, 2005.

The following table sets forth representative high and low bid and ask stock prices for QNB Corp. common stock on a quarterly basis during 2004 and 2003. All periods presented have been restated to reflect the two-for-one stock split distributed October 14, 2003.

	High		Low		Cash Dividend
	Bid	Ask	Bid	Ask	Per Share
2004					
First Quarter	$ 34.800	$ 34.750	$ 33.100	$ 33.800	$ .185
Second Quarter	34.000	40.000	30.250	30.950	.185
Third Quarter	31.750	32.500	31.100	31.500	.185
Fourth Quarter	32.500	34.000	31.300	31.500	.185
2003					
First Quarter	$ 20.500	$ 24.500	$ 20.000	$ 20.625	$ .165
Second Quarter	22.750	24.500	20.300	21.500	.165
Third Quarter	31.375	35.000	22.750	23.375	.165
Fourth Quarter	34.750	39.000	31.000	32.000	.165

QNB Corp. has traditionally paid quarterly cash dividends on the last Friday of each quarter. The Corporation expects to continue the practice of paying quarterly cash dividends to its shareholders; however, future dividends are dependent upon future earnings. Certain laws restrict the amount of dividends that may be paid to shareholders in any given year. See "Supervision and Regulation - Bank Regulation," found on page 5 of this Form 10-K filing, and Note 20 of the Notes to Consolidated Financial Statements, found on page 57 of this Form 10-K filing, for the information that discusses and quantifies this regulatory restriction.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2004. Information is included for both equity compensation plans approved by QNB shareholders and equity compensation plans not approved by QNB shareholders.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares available for future issuance under equity compensation plans [excluding securities reflected in column (a)]
	(a)	(b)	(c)
Equity compensation plans approved by QNB Corp. shareholders			
1998 Stock Option Plan	182,392	$18.03	28,836
2001 Employee Stock Purchase Plan	–	–	30,888
Equity compensation plans not approved by QNB Corp. shareholders			
None	–	–	–
Totals	182,392	$18.03	59,724

ITEM 6. SELECTED FINANCIAL AND OTHER DATA

Year Ended December 31,	2004	2003	2002	2001	2000
Income and Expense					
Interest income	$ 25,571	$ 25,139	$ 27,191	$ 26,928	$ 24,698
Interest expense	9,506	9,754	12,076	13,404	12,007
Net interest income	16,065	15,385	15,115	13,524	12,691
Provision for loan losses	–	–	–	–	–
Non-interest income	4,687	4,200	2,989	3,070	2,791
Non-interest expense	12,845	12,683	11,945	11,080	10,232
Income before income taxes	7,907	6,902	6,159	5,514	5,250
Provision for income taxes	1,704	1,254	1,204	1,078	1,144
Net income	$ 6,203	$ 5,648	$ 4,955	$ 4,436	$ 4,106
Per Share Data					
Net income - basic	$ 2.00	$ 1.83	$ 1.61	$ 1.44	$ 1.30
Net income - diluted	1.95	1.79	1.59	1.43	1.30
Book value	14.78	14.03	13.28	11.46	10.21
Cash dividends	.74	.66	.60	.54	.46
Average common shares outstanding - basic	3,096,360	3,091,640	3,078,550	3,088,020	3,146,642
Average common shares outstanding - diluted	3,178,152	3,153,305	3,109,353	3,094,735	3,147,239
Balance Sheet at Year-end					
Investment securities available-for-sale	$ 267,561	$ 260,631	$ 211,156	$ 165,362	$ 111,093
Investment securities held-to-maturity	6,203	12,012	29,736	42,798	42,982
Non-marketable equity securities	3,947	3,810	3,585	2,740	3,152
Loans held-for-sale	312	1,439	4,159	2,122	1,642
Loans, net of unearned income	268,048	232,127	212,691	200,089	183,592
Other earning assets	4,140	5,381	10,310	5,888	3,226
Total assets	583,644	550,831	503,430	451,274	371,671
Deposits	466,488	438,639	388,913	344,731	293,822
Borrowed funds	68,374	65,416	69,485	66,541	42,819
Shareholders' equity	45,775	43,440	40,914	35,219	31,794
Selected Financial Ratios					
Net interest margin	3.32%	3.40%	3.68%	3.81%	4.02%
Net income as a percentage of:					
Average total assets	1.10	1.07	1.03	1.07	1.13
Average shareholders' equity	14.43	14.38	13.88	13.54	13.25
Average shareholders' equity to average total assets	7.64	7.46	7.45	7.93	8.53
Dividend payout ratio	36.95	36.15	37.29	37.32	34.75

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Overview

QNB had its ninth consecutive year of record earnings in 2004. QNB's net income for 2004 were $6,203,000, a 9.8 percent increase from the $5,648,000 reported in 2003. This represents basic net income per share of $2.00 and $1.83 for 2004 and 2003, respectively. On a diluted basis, net income per share was $1.95 and $1.79 for 2004 and 2003, respectively. Net income for 2002 was $4,955,000, or $1.61 and $1.59 per share on a basic and diluted basis, respectively.

Two important measures of profitability in the banking industry are an institution's return on average assets and return on average shareholders' equity. Return on average assets and return on average shareholders' equity were 1.10 percent and 14.43 percent, respectively, in 2004 compared with 1.07 percent and 14.38 percent in 2003 and 1.03 percent and 13.88 percent in 2002.

2004 versus 2003

The 2004 results compared to 2003 included the following significant components:

- Net interest income increased $680,000, or 4.4 percent, to $16,065,000.
- Contributing to the increase in net interest income was a 6.8 percent increase in average earning assets. The average balance of loans increased by 8.6 percent, while the year-end 2003 to year-end 2004 balances increased 15.5 percent. Average deposits increased 7.3 percent during 2004.
- The net interest margin declined 8 basis points to 3.32 percent. Included in net interest income for 2004 is the recognition of $111,000 in interest on non-accrual loans.
- The Federal Reserve Bank Board raised the Federal funds rate from 1.00 percent to 2.25 percent during the last six months of 2004. The yield curve flattened as short-term rates increased more than mid- and long-term interest rates.

Non-interest income increased $487,000, or 11.6 percent, to $4,687,000.

- The net gain on the sale of investment securities increased $983,000, while the net gain on the sale of loans decreased $769,000. The gain on the sale of investment securities is primarily from the sales of equity securities. The decline in the gain on the sale of loans is a result of the decline in mortgage activity resulting from higher interest rates.
- A $141,000 gain on the liquidation of assets relinquished by a borrower partially offsets the $350,000 charge-off recorded through the allowance for loan losses during the third quarter of 2004, related to this loan.
- Service charges on deposit accounts increased $151,000, primarily a result of an increase in overdraft income.
- Non-interest income in 2003 included tax-exempt life insurance proceeds of $109,000 and dividends from QNB's interest in a title insurance company of $70,000.

Non-interest expense increased $162,000, or 1.3 percent, to $12,845,000.

- Salary and benefit expense decreased by $32,000. Contributing to the lower salary expense was a reduction in incentive compensation of $247,000.
- The opening of QNB's first supermarket branch in 2004 contributed to the increase in net occupancy, furniture and fixtures and marketing expense.
- The effective tax rate was 21.6 percent for 2004 compared to 18.2 percent for 2003. Contributing to the lower effective tax rate in 2003 was the reversal of a $95,000 tax valuation recorded in 2002. The receipt of $109,000 in tax-exempt life insurance proceeds also had a beneficial impact on the effective tax rate in 2003.

2003 versus 2002

The 2003 results compared to 2002 included the following significant components:

Net interest income increased $270,000, or 1.8 percent, to $15,385,000.

- Contributing to the increase in net interest income was a 9.9 percent increase in average earning assets. This offset a 28 basis point reduction in the net interest margin to 3.40 percent.
- Average deposits increased by 12.7 percent, while average loans and investment securities increased by 10.4 percent and 8.4 percent, respectively.

Non-interest income increased $1,211,000, or 40.5 percent, to $4,200,000.

- A record low interest rate environment resulted in significant mortgage refinancing activity. The increased activity resulted in an increase in the gain on the sale of loans of $247,000.
- The loss on investment securities was $134,000 in 2003 compared to a loss of $779,000 in 2002.
- Tax-exempt proceeds from life insurance was $109,000

Non-interest expense increased $738,000, or 6.2 percent, to $12,683,000.

- Personnel expense increased $664,000 with a new incentive compensation plan contributing $257,000 to the increase. Medical insurance premiums increased $68,000.
- The effective tax rate was 18.2 percent for 2003 compared to 19.5 percent for 2002. The lower effective tax rate in 2003 was a result of the items discussed above, relating to the tax valuation and life insurance proceeds.

These items as well as others will be explained more thoroughly in the next sections.

Average Balances, Rates, and Interest Income and Expense Summary *(Tax-Equivalent Basis)*

	2004			2003			2002		
	Average Balance	Average Rate	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate	Interest
Assets									
Federal funds sold	$ 6,834	1.37%	$ 93	$ 11,236	1.12%	$ 126	$ 9,363	1.63%	$ 152
Investment securities:									
U.S. Treasury	6,536	1.97	129	6,697	2.65	177	6,530	4.45	291
U.S. Government agencies	35,239	3.65	1,286	37,392	4.27	1,595	29,844	5.47	1,632
State and municipal	51,548	6.54	3,369	46,631	6.86	3,199	42,235	7.10	2,998
Mortgage-backed and CMOs	141,464	4.25	6,012	124,002	4.19	5,195	118,135	5.40	6,382
Other	29,890	5.33	1,594	31,870	5.39	1,719	30,840	6.11	1,885
Total investment securities	264,677	4.68	12,390	246,592	4.82	11,885	227,584	5.79	13,188
Loans:									
Commercial real estate	114,804	5.88	6,748	105,670	6.19	6,545	90,346	7.58	6,852
Residential real estate	20,820	6.22	1,296	24,630	6.78	1,669	27,628	7.16	1,979
Home equity loans	54,910	5.71	3,134	47,741	6.43	3,070	41,286	7.11	2,934
Commercial and industrial	41,511	5.02	2,084	35,927	5.25	1,885	31,553	6.38	2,014
Consumer loans	5,673	9.32	529	6,299	9.87	622	6,779	8.90	603
Tax-exempt loans	12,627	5.23	661	10,261	6.17	633	11,190	6.91	773
Total loans, net of unearned income*	250,345	5.77	14,452	230,528	6.26	14,424	208,782	7.26	15,155
Other earning assets	4,866	1.63	80	4,882	1.84	90	3,188	3.40	108
Total earning assets	526,722	5.13	27,015	493,238	5.38	26,525	448,917	6.37	28,603
Cash and due from banks	20,074			18,207			15,495		
Allowance for loan losses	(2,843)			(2,937)			(2,887)		
Other assets	18,629			18,266			17,969		
Total assets	$ 562,582	4.80%		$ 526,774	5.04%		$ 479,494	5.97%	
Liabilities and Shareholders' Equity									
Interest-bearing deposits									
Interest-bearing demand accounts	$ 100,684	.68%	681	$ 87,570	.63%	554	$ 61,006	.64%	393
Money market accounts	44,364	.99	441	36,138	.83	298	37,171	1.51	559
Savings	54,613	.39	215	50,616	.64	324	41,764	1.19	497
Time	156,511	2.65	4,153	152,321	2.96	4,511	141,854	4.12	5,843
Time over $100,000	40,880	2.42	990	43,289	2.49	1,080	46,354	3.48	1,614
Total interest-bearing deposits	397,052	1.63	6,480	369,934	1.83	6,767	328,149	2.71	8,906
Short-term borrowings	11,938	1.03	124	10,226	1.04	106	13,880	1.90	264
Federal Home Loan Bank advances	55,000	5.28	2,902	55,000	5.24	2,881	54,540	5.33	2,906
Total interest-bearing liabilities	463,990	2.05	9,506	435,160	2.24	9,754	396,569	3.05	12,076
Non-interest-bearing deposits	52,691			49,164			43,569		
Other liabilities	2,926			3,164			3,649		
Shareholders' equity	42,975			39,286			35,707		
Total liabilities and shareholders' equity	$ 562,582	1.69%		$ 526,774	1.85%		$ 479,494	2.52%	
Net interest rate spread		3.08%			3.14%			3.32%	
Margin/net interest income		3.32%	$ 17,509		3.40%	$16,771		3.68%	$ 16,527

Tax-exempt securities and loans were adjusted to a tax-equivalent basis and are based on the marginal Federal corporate tax rate of 34 percent.
Non-accrual loans are included in earning assets.
* Includes loans held-for-sale.

Net Interest Income

The following table presents the adjustment to convert net interest income to net interest income on a fully taxable equivalent basis for the years ended December 2004, 2003 and 2002.

Net Interest Income

December 31,	2004	2003	2002
Total interest income	$ 25,571	$ 25,139	$ 27,191
Total interest expense	9,506	9,754	12,076
Net interest income	16,065	15,385	15,115
Tax equivalent adjustment	1,444	1,386	1,412
Net interest income (fully taxable equivalent)	$ 17,509	$ 16,771	$ 16,527

Net interest income is the primary source of operating income for QNB. Net interest income is interest income, dividends, and fees on earning assets, less interest expense incurred for funding sources. Earning assets primarily include loans, investment securities and Federal funds sold. Sources used to fund these assets include deposits, borrowed funds and earnings. Net interest income is affected by changes in interest rates, the volume and mix of earning assets and interest-bearing liabilities, and the amount of earning assets funded by non-interest-bearing deposits.

For purposes of this discussion, interest income and the average yield earned on loans and investment securities are adjusted to a tax-equivalent basis as detailed in the table that appears on page 12. This adjustment to interest income is made for analysis purposes only. Interest income is increased by the amount of savings of Federal income taxes, which QNB realizes by investing in certain tax-exempt state and municipal securities and by making loans to certain tax-exempt organizations. In this way, the ultimate economic impact of earnings from various assets can be more easily compared.

The net interest rate spread is the difference between average rates received on earning assets and average rates paid on interest-bearing liabilities, while the net interest margin includes interest-free sources of funds.

On a fully tax-equivalent basis, net interest income for 2004 increased $738,000, or 4.4 percent, to $17,509,000. As has been the trend, the ability to increase net interest income is a result of the growth in deposits and the investment of these deposits into profitable loans and investment securities. This growth in earning assets has been able to offset the continued decline in the net interest margin resulting from the low interest rate environment of the past few years. While core deposits continued to increase, a significant contributor to the growth in deposits in 2004 was additional deposits of local municipalities and school districts. The majority of the growth in these deposits is seasonal and will likely be withdrawn during the first and second quarters of 2005. These deposits were primarily invested in securities whose cash flow will closely match the anticipated run-off of the deposits.

Average earning assets increased 6.8 percent in 2004 while the net interest margin and net interest rate spread declined by 8 basis points and 6 basis points, respectively. The net interest margin decreased to 3.32 percent in 2004 from 3.40 percent in 2003, while the net interest rate spread decreased to 3.08 percent in 2004 from 3.14 percent in 2003. Included in net interest income for 2004 is the recognition of $111,000 in interest on non-accrual loans that have been paid in full. Excluding the impact of the recognition of interest on non-accrual loans, the net interest margin would have been 3.30 percent for 2004.

The interest rate graph on this page shows the trend in market interest rates for the period 2002-2004.

The year 2003 began with expectations of a slowly improving economy and rising interest rates. While the economy did show signs of growth, the uncertainty created by the war in Iraq as well as concerns over the lack of job growth and deflation kept interest rates at historically low levels. Interest rates were extremely volatile over the course of 2003. The two-year, 10-year and 30-year Treasury bonds all reached historic lows on June 13, 2003 of 1.10 percent, 3.13 percent and 4.17 percent, respectively. At the end of June, the Federal Reserve Board dropped the Federal funds rate by 25 basis points to 1.00 percent. One result of these record low rates was a sharp increase in residential mortgage loan activity, both purchase mortgages and refinances. Interest rates rebounded quickly with the 10-year hitting its high for the year of 4.61 percent in early September and the 30-year hitting its high of 5.45 percent in August. The shorter end of the yield curve was slower to react as a result of indications by the Federal Reserve Board that it would be patient in raising the Federal funds rate. The two-year Treasury bond reached its high for the year of 2.12 percent in early December before finishing the year at 1.82 percent. The 10-year and 30-year bonds ended the year at 4.25 percent and 5.07 percent, respectively.


6%
5%
4%
3%
2%
1%
0%
Dec-01
Dec-02
Dec-03
Dec-04
30-Year Treasury
10-Year Treasury
2-Year Treasury
Fed Funds

Rate-Volume Analysis of Changes in Net Interest Income *(Tax-Equivalent Basis)*

	2004 vs. 2003			2003 vs. 2002		
	Change due to		Total	Change due to		Total
	Volume	Rate	Change	Volume	Rate	Change
Interest income:						
Federal funds sold	$ (49)	$ 16	$ (33)	$ 31	$ (57)	$ (26)
Investment securities available-for-sale:						
U.S. Treasury	(4)	(44)	(48)	7	(121)	(114)
U.S. Government agencies	(92)	(217)	(309)	412	(449)	(37)
State and municipal	337	(167)	170	312	(111)	201
Mortgage-backed and CMOs	731	86	817	317	(1,504)	(1,187)
Other	(107)	(18)	(125)	63	(229)	(166)
Loans:						
Commercial real estate	566	(363)	203	1,162	(1,469)	(307)
Residential real estate	(258)	(115)	(373)	(215)	(95)	(310)
Home equity loans	461	(397)	64	459	(323)	136
Commercial and industrial	293	(94)	199	279	(408)	(129)
Consumer loans	(62)	(31)	(93)	(43)	62	19
Tax-exempt loans	146	(118)	28	(64)	(76)	(140)
Other earning assets	-	(10)	(10)	58	(76)	(18)
Total interest income	1,962	(1,472)	490	2,778	(4,856)	(2,078)
Interest expense:						
Interest-bearing demand accounts	83	44	127	171	(10)	161
Money market accounts	68	75	143	(15)	(246)	(261)
Savings	25	(134)	(109)	106	(279)	(173)
Time	125	(483)	(358)	431	(1,763)	(1,332)
Time over $100,000	(60)	(30)	(90)	(107)	(427)	(534)
Short-term borrowings	18	-	18	(70)	(88)	(158)
Federal Home Loan Bank advances	-	21	21	24	(49)	(25)
Total interest expense	259	(507)	(248)	540	(2,862)	(2,322)
Net interest income	$ 1,703	$ (965)	$ 738	$2,238	$(1,994)	$ 244

The year 2004 may be viewed as a turning point. It marks the year when the Federal Reserve Board began tightening monetary policy after taking rates down to 40 year lows. Using a "measured pace" strategy of tightening, the Board, beginning in June, raised the Federal funds rate five times by 25 basis points each time, bringing the overnight rate to 2.25 percent at the end of the year. The 125 basis point increase in the Federal funds rate was matched by a similar increase in the two-year Treasury bond between December 31, 2003 and December 31, 2004, while the 10-year bond fell by one basis point. This flattening of the yield curve is generally not a positive for financial institutions, as deposits tend to be priced off the shorter end of the yield curve while loans and investment securities tend to be priced off the middle part of the yield curve. This could result in deposit rates increasing at a faster pace than rates on earning assets, further compressing the net interest margin.

The Rate-Volume Analysis table, as presented on a tax-equivalent basis above, highlights the impact of changing rates and volumes on total interest income and interest expense. Total interest income increased $490,000, or 1.8 percent, in 2004 to $27,015,000. The increase in interest income was a result of an increase in earning assets offsetting the continued impact of declining yields. The increase in interest income attributable to volume was $1,962,000, while the decrease related to declining yields was $1,472,000. Despite the increase in market interest rates off their historic lows, the long period of historically low interest rates has had the impact of lowering the yield on earning assets as loans and investment securities either repriced or were originated at lower interest rates. The yield on earning assets on a tax-equivalent basis was 5.13 percent for 2004 compared to 5.38 percent for 2003.

Interest income on investment securities increased $505,000 for 2004 as average balances increased 7.3 percent. This offset a decline of 14 basis points in average yield to 4.68 percent. QNB increased its holdings of amortizing securities including mortgage-backed securities and collateralized mortgage obligations (CMOs) in an effort to increase both the yield and cash flow from the portfolio, in anticipation of rising interest rates.

Interest income on loans increased by only $28,000 in 2004 as the 8.6 percent increase in average balances was almost completely offset by the impact of declining rates in the portfolio. The volume increase in loans was centered primarily in commercial purpose loans and home equity loans, many of which are indexed to the prime rate. The yield on loans decreased 49 basis points to 5.77 percent when comparing 2004 to 2003. The rate of increase in loan yields in 2005 will be impacted by how quickly and to what degree the Federal Reserve Board continues to increase interest rates and how much the competitive nature of the business will keep loan rates down.

Total interest expense decreased $248,000, or 2.5 percent, in 2004 to $9,506,000. The impact of lower interest rates on interest expense, particularly with regard to time deposits, offset the impact of the growth in deposits. Volume growth resulted in interest expense increasing by $259,000 while lower interest rates reduced interest expense by $507,000. A 7.3 percent increase in average interest-bearing deposits resulted in an increase in interest expense of $241,000. A $13,114,000, or 15.0 percent, increase in average interest-bearing demand accounts contributed $83,000 to the increase in interest expense while an $8,226,000, or 22.8 percent, increase in average money market accounts contributed $68,000 in additional expense. As discussed previously, the majority of the growth in interest bearing demand deposits and money market accounts can be attributed to the successful development of relationships with several municipal organizations and school districts.

The rate paid on total interest-bearing liabilities decreased to 2.05 percent in 2004 from 2.24 percent in 2003. The rate paid on interest-bearing deposit accounts decreased to 1.63 percent in 2004 from 1.83 percent in 2003. Lower rates paid on savings accounts and time deposits decreased interest expense by $134,000 and $513,000, respectively, in 2004. The average rate paid on savings accounts decreased 25 basis points to .39 percent while the average rate paid on time deposits decreased 25 basis points to 2.61 percent. The rate on money market accounts increased from .83 percent for 2003 to .99 percent for 2004. This is primarily the result of two events. First, QNB had to pay a higher rate to attract the municipal deposits, second, the rising short-term interest rates in the second half of 2004 impacted the Treasury Select Money Market Account. This product is a variable rate account, indexed to the monthly average of the 91-day Treasury bill based on balances in the account. Management expects interest expense and the rate paid on interest-bearing liabilities to increase throughout 2005 as higher short-term market rates of interest result in higher rates paid initially on money market accounts and time deposits. This will be followed by higher rates paid on interest-bearing demand accounts and savings accounts, accounts that tend to lag as rates increase.

When comparing 2003 to 2002, net interest income on a fully tax-equivalent basis increased $244,000, or 1.5 percent, to $16,771,000. The increase in net interest income was the result of the growth in deposits and the investment of these deposits into profitable loans and investment securities. Average earning assets increased 9.9 percent in 2003. This growth helped offset the impact on net interest income resulting from a decline in the net interest margin. The net interest margin declined by 28 basis points, while the net interest rate spread declined by 18 basis points. The net interest rate margin decreased to 3.40 percent in 2003 from 3.68 percent in 2002, while the net interest rate spread decreased to 3.14 percent in 2003 from 3.32 percent in 2002.

Total interest income decreased $2,078,000, or 7.3 percent, in 2003 to $26,525,000. The significant decline in interest rates and the extended period of these historically low interest rates resulted in interest income decreasing by $4,856,000 in 2003 and the yield on earning assets decreasing by 99 basis points to 5.38 percent for 2003. The growth in earning assets resulted in an increase in interest income of $2,778,000, helping to partially offset the impact of lower rates.

Interest income on investment securities decreased $1,303,000, with the yield on investment securities decreasing 97 basis points to 4.82 percent. The impact of lower interest rates on interest income on investment securities was $2,414,000. The decline in interest rates resulted in heavy cash flow from callable agency bonds and municipal securities, mortgage-backed securities and CMOs. These funds as well as new funds from deposit growth were reinvested in lower-yielding securities. Another result of the increase in prepayments on mortgage-backed securities and CMOs purchases at a premium was an increase in the amortization of the premium on these securities. The net amortization on investment securities was $1,204,000 in 2003 compared to $793,000 in 2002. The increase in premium amortization has the impact of reducing interest income and the yield on the portfolio. An 8.4 percent increase in the average balance of investment securities resulted in additional interest income of approximately $1,111,000, partially negating the impact of declining rates.

Interest income on loans declined by $731,000, with the yield on loans decreasing 100 basis points to 6.26 percent. Lower interest rates produced a reduction in interest on loans of $2,309,000, while a 10.4 percent increase in average balances resulted in an increase in interest income of $1,578,000. Most of the rate impact was in commercial purpose loans and home equity loans. Many of these loans are indexed to the prime rate, which declined on average 55 basis points between 2003 and 2002. Another contributor to the decline in interest income from rates on loans was the impact of the refinancing of residential mortgage, home equity and commercial loans into lower yielding loans.

Total interest expense decreased $2,322,000, or 19.2 percent, in 2003 to $9,754,000. The impact of falling interest rates on interest expense offset the impact of the growth in deposits. Volume growth resulted in interest expense increasing by $540,000 while lower interest rates on deposits and borrowings reduced interest expense by $2,862,000. A 12.7 percent increase in average interest-bearing deposits resulted in an increase in interest expense of $586,000. A $26,564,000, or 43.5 percent, increase in average interest-bearing demand accounts contributed $171,000 to the increase in interest expense while an $8,852,000, or 21.2 percent, increase in average savings accounts contributed $106,000 in additional expense. As discussed previously, the majority of the growth in interest-bearing demand deposits can be attributed to the successful development of relationships with several municipal organizations. The continued growth in savings deposits can be attributed to consumers looking for the relative safety of bank deposits despite the low interest rate environment. Average balances on time deposits increased by 3.9 percent, contributing $324,000 to the increase in interest expense. A $10,467,000 increase in average time deposits with balances less than $100,000 offset a $3,065,000 decrease in average time deposits with balances of $100,000 or more.

The average rates paid on deposit accounts, short-term borrowings and Federal Home Loan Bank (FHLB) advances decreased in 2003. The rate paid on total interest-bearing liabilities, including the borrowings from the FHLB, decreased to 2.24 percent in 2003 from 3.05 percent in 2002. The rate paid on interest-bearing deposit accounts decreased to 1.83 percent in 2003 from 2.71 percent in 2002. Lower rates paid on money market accounts and savings accounts decreased interest expense by $246,000 and $279,000, respectively, in 2003. Among these transaction accounts, the average rate paid on money market accounts was impacted the most by the decline in interest rates. The yield on money market accounts declined 68 basis points from 1.51 percent in 2002 to .83 percent in 2003. Contributing to the decline in the yield on money market accounts was the sharp decline in the yield on the Treasury Select Money Market Account. The continued decline in the 91-day Treasury rate in 2003 resulted in significantly lower rates on this product as compared to 2002. The average rate paid on savings accounts decreased from 1.19 percent in 2002 to .64 percent in 2003.

The continuing low interest rate environment had a greater impact on time deposits in 2003 as many time deposits with longer original maturities repriced lower during the year. Interest expense on time deposits was $2,190,000 lower in 2003 as a result of lower interest rates. The average rate paid on time deposits decreased from 3.96 percent in 2002 to 2.86 percent in 2003.

Management expects net interest income to increase slightly in 2005 as a result of the growth in earning assets offsetting a net interest margin that will likely be stable or decline slightly. The yield curve is expected to flatten further in 2005, as the Federal Reserve Board continues to increase short-term interest rates. A flat yield curve will continue to put pressure on the net interest margin.

Provision For Loan Losses

The provision for loan losses represents management's determination of the amount necessary to be charged to operations to bring the allowance for loan losses to a level that represents management's best estimate of the known and inherent losses in the loan portfolio. Actual loan losses, net of recoveries, serve to reduce the allowance. Despite a $350,000 charge-off during the third quarter of 2004, management's analysis of the allowance for loan losses determined no provision for loan losses was necessary in 2004 as non-performing assets and delinquent loans declined and remained at reasonable levels relative to the allowance for loan losses. Additionally, there was no provision for loan losses recorded in 2003 or 2002. While QNB has not recorded a provision for loan losses in the past five years, strong growth in the loan portfolio as well as deterioration in credit quality could impact the need for a provision for loan losses in the future.

Non-Interest Income

QNB, through its core banking business, generates various fees and service charges. Total non-interest income is composed of service charges on deposit accounts, ATM and check card income, income on bank-owned life insurance, mortgage servicing fees, gains or losses on the sale of investment securities, gains on the sale of residential mortgage loans, and other miscellaneous fee income.

Total non-interest income was $4,687,000 in 2004 compared to $4,200,000 in 2003, an increase of 11.6 percent. Excluding gains and losses on the sale of investment securities and loans in both years, non-interest income increased $273,000 or 8.0 percent. Included in the results for 2004 was a gain on the sale of repossessed assets of $141,000. Included in the results for 2003 was the recognition of $109,000 from life insurance proceeds.

When comparing 2003 to 2002, non-interest income increased 40.5 percent from $2,989,000 to $4,200,000. Excluding gains and losses on the sale of securities and loans, non-interest income increased 10.3 percent between 2002 and 2003.

Fees for services to customers, the largest component of non-interest income, are primarily comprised of service charges on deposit accounts. These fees increased $151,000, or 8.2 percent, during 2004 to $2,000,000. Overdraft income increased 15.7 percent and accounted for $241,000 of the total increase in service charge income. The increase in overdraft income is a result of an increase in the fee effective March 1, 2004. Partially offsetting the increase when comparing 2003 to 2004 was a $33,000 reduction in service charge income on non-interest bearing business checking accounts. The decline in the service charges on business accounts reflects the impact of a higher earnings credit rate, resulting from the increases in short-term interest rates, applied against balances to offset service charges incurred.

When comparing 2003 to 2002, fees for services to customers increased $215,000, or 13.2 percent, during 2003 to $1,849,000. Overdraft income increased $213,000, or 16.1 percent, during 2003, reflecting an increase in both the volume of overdrafts as well as the fee charged. The overdraft fee was increased 7.1 percent during the fourth quarter of 2002.

ATM and debit card income is primarily comprised of income on debit cards and ATM surcharge income for the use of QNB ATM machines by non-QNB customers. ATM and debit card income was $598,000 for 2004, an increase of $57,000 or 10.5 percent from the amount recorded in 2003. This followed an increase of $32,000 or 6.3 percent between 2002 and 2003. Debit card income increased $41,000, or 10.5 percent, to $432,000 in 2004. Debit card income was $391,000 in 2003 and $355,000 in 2002. The increase in debit card income is a result of increased acceptance by consumers of the card as a means of paying for goods and services. Debit card income was negatively impacted in the second half of 2003 as a result of the legal settlement between the card companies and the retailers. This settlement resulted in a reduction in the amount earned per transaction.

Non-Interest Income Comparison

				Change from Prior Year			
				2004		2003	
	2004	2003	2002	Amount	Percent	Amount	Percent
Fees for services to customers	$ 2,000	$ 1,849	$ 1,634	$ 151	8.2%	$ 215	13.2%
ATM and debit card income	598	541	509	57	10.5	32	6.3
Income on bank-owned life insurance	300	330	372	(30)	(9.1)	(42)	(11.3)
Mortgage servicing fees	112	12	97	100	833.3	(85)	(87.6)
Net gain (loss) on investment securities	849	(134)	(779)	983	733.6	645	82.8
Net gain on sale of loans	154	923	676	(769)	(83.3)	247	36.5
Other operating income	674	679	480	(5)	(.7)	199	41.5
Total	$ 4,687	$ 4,200	$ 2,989	$ 487	11.6%	$ 1,211	40.5%

Income on bank-owned life insurance represents the earnings on life insurance policies in which the Bank is the beneficiary. The earnings on these policies were $300,000, $330,000 and $372,000 for 2004, 2003 and 2002, respectively. The insurance carriers reset the rates on these policies annually. The decline in income over the three-year period is a result of a lower earnings rate resulting from the lower interest rate environment.

When QNB sells its residential mortgages in the secondary market, it retains servicing rights. A normal servicing fee is retained on all loans sold and serviced. QNB recognizes its obligation to service financial assets that are retained in a transfer of assets in the form of a servicing asset. The servicing asset is amortized in proportion to and over the period of net servicing income or loss. Servicing assets are assessed for impairment based on their fair value. Mortgage servicing fees were $112,000 in 2004 compared to $12,000 in 2003 and $97,000 in 2002. The increase in mortgage servicing fees in 2004 is a result of both a reduction in the amount of mortgage servicing fees amortized as well as a positive change in the fair market value adjustment. Both of these are a result of a slowdown in mortgage refinancing activity in 2004. Amortization expense was $122,000 in 2004 and $174,000 in 2003. QNB recorded a positive market valuation adjustment of $26,000 in 2004, compared with a valuation allowance of $18,000 in 2003. QNB recorded amortization expense of $91,000 and a positive market valuation adjustment of $34,000 in 2002. For additional information on intangible assets see Note 8 of the Notes to Consolidated Financial Statements included as Item 8 of this Report.

QNB recorded a net gain on investment securities of $849,000 in 2004. Included in this amount are net gains of $613,000 on the sale of equity securities from the Corporation's portfolio. In addition, QNB recorded net gains of $236,000 from the fixed income security portfolio in 2004. The fixed income securities portfolio represents a significant portion of QNB's earning assets and is also a primary tool in liquidity and asset/liability management. QNB actively manages its fixed income portfolio and entered into several transactions during 2004 in an effort to take advantage of changes in the shape of the yield curve, changes in spread relationships in different sectors and for liquidity purposes as needed.

QNB recorded a net loss on investment securities of $134,000 in 2003. Included in this loss was a $105,000 write-down of marketable equity securities whose decline in market value below cost was deemed to be other-than-temporary. These securities were determined to be impaired. During 2003, QNB realized net gains of $128,000 on the sale of equity securities. In the fixed income portfolio, QNB recorded losses of $157,000 during 2003. Over the course of the year, several transactions were entered into in an effort to reposition the portfolio. The goals of these transactions were to reduce the amount of current cash flow from the portfolio, reduce the impact of premium amortization and to increase the overall yield in the portfolio. QNB recorded a net loss on investment securities of $779,000 in 2002. Included in this loss was a $702,000 write-down of marketable equity securities whose decline in market value below cost was deemed to be other-than-temporary.

The net gain on the sale of loans was $154,000, $923,000 and $676,000 in 2004, 2003 and 2002, respectively. Included within the gains on sale recorded in 2003 and 2002 are gains on the sale of student loans of $35,000 and $49,000, respectively. Effective June 30, 2002, QNB terminated its agreement with the Student Loan Marketing Association. QNB no longer originates student loans for sale, but originates on a referral basis. The balance in the portfolio was sold during the second quarter of 2003. Residential mortgage loans to be sold are identified at origination. The net gain on the sale of residential mortgage loans was $154,000, $888,000 and $627,000 for the years 2004, 2003 and 2002, respectively. The net gain on residential mortgage sales is directly related to the volume of mortgages sold and the timing of the sales relative to the interest rate environment. The larger gains recorded in 2003 and 2002 reflect the impact of the residential refinancing wave that took place in those years as interest rates were declining to record lows. Included in the gains on the sale of residential mortgages in these years were $66,000, $345,000 and $246,000 related to the recognition of mortgage servicing assets.

Other operating income was $674,000, $679,000 and $480,000 in 2004, 2003 and 2002, respectively. Included in the results for 2003 was the recognition of $109,000 from life insurance proceeds and dividends from the title insurance company of $70,000. No dividends from the title insurance company were received in 2004. When comparing 2004 to 2003, trust and retail brokerage income increased $35,000 while net gains on sales of repossessed assets increased $143,000.

When comparing 2003 to 2002, retail brokerage income increased $38,000, dividends from the title insurance company increased $41,000 and merchant processing income increased $43,000. The increase in merchant processing income is a result of an increase in both the number of merchants and the number of transactions processed. Included in other operating income in 2002 was a $21,000 recovery of a check card transaction that had been charged off in 2001.

Financial service organizations, including QNB, are challenged to demonstrate that they can generate an increased contribution to revenue from non-interest sources. QNB will continue to analyze other opportunities and products that could enhance its fee-based businesses.

Non-Interest Expense

Non-interest expense is comprised of costs related to salaries and employee benefits, net occupancy, furniture and equipment, marketing, third party services and various other operating expenses. Total non-interest expense in 2004 increased $162,000, or 1.3 percent, to $12,845,000. This followed an increase in non-interest expense of $738,000, or 6.2 percent, between 2002 and 2003. Despite the increase in non-interest expense, QNB's overhead efficiency ratio, which represents non-interest expense divided by net operating revenue on a tax-equivalent basis, declined from approximately 61.2 percent in 2002 to 57.9 percent in 2004.

Salaries and benefits expense is the largest component of non-interest expense. Salary and benefits expense for 2004 was $7,163,000, a decrease of $32,000, or .4 percent, over 2003. Salary expense decreased $53,000, or .9 percent, in 2004 to $5,747,000. A portion of salary expense relates to the bank's incentive compensation plan, which provides for the sharing with all employees (excluding senior management) of incremental income above a Board determined level. This plan resulted in a payout of $119,000, or 2.7 percent, of eligible salary in 2004. This compares to a payout of $457,000, or 10.5 percent, of eligible salary in 2003. Salary expense, without the incentive compensation payout, increased $285,000, or 5.3 percent, in 2004. QNB monitors, through the use of various surveys, the competitive salary information in its markets and makes adjustments where appropriate.



Efficiency Ratio
63.0%
61.6%
60.2%
58.8%
57.4%
56.0%
62.06%
62.11%
61.21%
60.48%
57.87%
2000
2001
2002
2003
2004

Benefits expense increased by $21,000, or 1.5 percent, to $1,416,000 in 2004. The largest increase was in medical and dental premiums, which increased $55,000, or 7.6 percent. This is a result of the general increase in medical insurance costs. This increase was partially offset by an increase in employee withholdings for these benefits of $26,000 and decreases in payroll taxes and workers' compensation premiums of $9,000 and $7,000, respectively.

Salary and benefits expense for 2003 was $7,195,000, an increase of $664,000, or 10.2 percent, over 2002. Salary expense for 2003 increased $458,000, or 8.6 percent, to $5,800,000. The increase in salary expense when comparing 2003 to 2002 was related to the $257,000 increase in incentive compensation, merit increases and an increase in the number of employees. The number of full time equivalent employees increased by five when comparing 2003 to 2002.

Benefits expense increased by $206,000, or 17.3 percent, to $1,395,000 in 2003. Payroll taxes increased $56,000, or 13.9 percent, primarily as a result of the increase in salary expense. Medical and dental premiums increased $68,000, or 17.9 percent. This is a result of the general increase in medical insurance costs as well as an increase in the number of employees covered by the plan. Retirement plan expense increased $63,000, or 18.9 percent, between 2002 and 2003. This expense was impacted by an extra pay period in 2003. There were 27 pay periods in 2003 compared to 26 pay periods in a normal year. This accounts for approximately $15,000 of the increase. Also impacting retirement plan expense was the increase in eligible salary. When comparing 2003 to 2002, workers compensation insurance premiums increased $12,000, or 47.2 percent.

Non-Interest Expense Comparison

				Change from Prior Year			
				2004		2003	
	2004	2003	2002	Amount	Percent	Amount	Percent
Salaries and employee benefits	$ 7,163	$ 7,195	$ 6,531	$ (32)	(.4)%	$ 664	10.2 %
Net occupancy expense	1,013	859	861	154	17.9	(2)	(.2)
Furniture and equipment expense	1,148	1,111	1,060	37	3.3	51	4.8
Marketing expense	557	536	598	21	3.9	(62)	(10.4)
Third party services	680	741	640	(61)	(8.2)	101	15.8
Telephone, postage and supplies	521	556	545	(35)	(6.3)	11	2.0
State taxes	375	331	335	44	13.3	(4)	(1.2)
Other expense	1,388	1,354	1,375	34	2.5	(21)	(1.5)
Total	$12,845	$12,683	$11,945	$ 162	1.3 %	$ 738	6.2 %

Net occupancy expense for 2004 was $1,013,000, an increase of $154,000 from the amount reported in 2003. Contributing to the increase was higher costs related to building maintenance, utilities and rent. The addition of the new supermarket branch as well as some repairs to existing branch locations contributed to the increase in net occupancy expense.

Marketing expense increased $21,000, or 3.9 percent, in 2004 to $557,000. In 2004, the largest increases were in public relations and sales promotions of $19,000 and $13,000, respectively. These increases were primarily related to the costs associated with opening the new branch. When comparing 2003 to 2002, marketing expense decreased $62,000, or 10.4 percent, to $536,000. During 2002, QNB made several large long-term charitable pledges to not-for-profit organizations, clubs and community events in the local communities we serve. These contributions were $90,000 less in 2003 than 2002.

Third party services are comprised of professional services including legal, accounting and auditing, and consulting services, as well as fees paid to outside vendors for support services of day-to-day operations. These support services include trust services, retail non-deposit services, correspondent banking services, statement printing and mailing, investment security safekeeping and supply management services. Third party services expense was $680,000 in 2004 compared to $741,000 in 2003 and $640,000 in 2002. The higher costs in 2003 compared to both 2004 and 2002, primarily relate to the use of consultants for technology projects as well as for human resource purposes. Partially offsetting the decrease in consulting costs in 2004 were higher internal and external auditing costs resulting from the increase in corporate governance as required under the Sarbanes-Oxley Act. Also contributing to the higher third party service expense in 2003 as compared to 2002, was the outsourcing of the printing and mailing of statements which began in the second quarter of 2003.

Income Taxes

Applicable income taxes and effective tax rates were $1,704,000, or 21.6 percent, for 2004 compared to $1,254,000, or 18.2 percent, for 2003, and $1,204,000, or 19.5 percent, for 2002. The higher effective tax rate in 2004 was a result of a decrease in the proportion of tax-exempt income from investment securities, loans and bank-owned life insurance to pretax income. Also contributing to the lower effective tax rate in 2003 was the reversal of a $95,000 tax valuation recorded in previous periods. The reversal of the valuation allowance was a result of the ability to realize tax benefits associated with certain impaired securities due to the increase in unrealized gains of certain equity securities held by QNB Corp. The receipt of $109,000 in tax-exempt life insurance proceeds also had a positive impact on the effective tax rate in 2003. For a more comprehensive analysis of income tax expense and deferred taxes, refer to Note 12 in the Notes to Consolidated Financial Statements.

Financial Condition

Financial service organizations today are challenged to demonstrate they can generate sustainable and consistent earnings growth in an increasingly competitive environment. Managing the balance sheet in a low interest rate environment has been a major challenge during the past three years. The flattening of the yield curve that occurred in 2004 will likely continue into 2005 as the short-term part of the yield curve increases, in response to the action of the Federal Reserve Bank, more than the longer end of the curve.

QNB's primary competition in the banking segment of the financial services industry ranges from a mutual thrift institution, to several large community banks, to a few super-regional banks. The landscape in which QNB operates continues to change as several community banks in the area have merged with larger locally or regionally headquartered community banks. In addition, other strong competitors continue to move into QNB's market area. The slower economy, which has reduced the demand for loans, and the increased availability of loans from a variety of financial service providers has led to increased price competition for loans. Deposit growth, which for years was a concern of the banking industry, remained strong. A challenge in 2005 will be to retain and grow these deposits, particularly if the stock market continues to improve. The pricing of deposits has also become very competitive, with many institutions offering higher promotional rates. QNB will continue to price its deposits competitively, but attempt to do so in a manner that will minimize the negative impact on the net interest margin.

Total assets at year-end 2004 were $583,644,000, compared with $550,831,000 at December 31, 2003, an increase of $32,813,000 or 6.0 percent. This followed growth during 2003 of 9.4 percent. Average total assets increased 6.8 percent, or $35,808,000, in 2004 to $562,582,000 and 9.9 percent, or $47,280,000, in 2003. This growth in assets was a result of continued growth in funding sources. Funding sources, which include deposits and borrowed money, increased 6.1 percent from year-end 2003 to year-end 2004 and 11.5 percent from year-end 2002 to year-end 2003. Average funding sources increased 6.7 percent in 2004 and 10.0 percent in 2003.

Total loans, excluding loans held-for-sale, at December 31, 2004 were $268,048,000, an increase of 15.5 percent from December 31, 2003. This followed a 9.1 percent increase from December 31, 2002 to December 31, 2003. Average total loans increased 8.6 percent in 2004 and 10.4 percent in 2003. This loan growth was achieved despite the slow growing economy and the extreme competitive environment for both commercial and consumer loans. Loan growth remains one of the primary goals of QNB.

The following discussion will further detail QNB's financial condition during 2004 and 2003.

Investment Portfolio History

December 31,	2004	2003	2002
Investment Securities Available-for-Sale			
U.S. Treasuries	$ 6,114	$ 6,792	$ 6,641
U.S. Government agencies	46,478	43,279	29,480
State and municipal securities	45,992	41,076	26,783
Mortgage-backed securities	67,510	66,476	70,748
Collateralized mortgage obligations (CMO)	70,789	68,761	44,409
Other debt securities	21,972	25,214	24,530
Equity securities	8,706	9,033	8,565
Total investment securities available-for-sale	$ 267,561	$ 260,631	$ 211,156
Investment Securities Held-to-Maturity			
State and municipal securities	$ 6,203	$ 11,180	$ 19,745
Collateralized mortgage obligations (CMO)	—	832	9,991
Total investment securities held-to-maturity	$ 6,203	$ 12,012	$ 29,736
Total investment securities	$ 273,764	$ 272,643	$ 240,892

Investment Securities and Other Short-Term Investments

Total investment securities at December 31, 2004 and 2003 were $273,764,000 and $272,643,000, respectively. For the same periods, approximately 68.4 percent and 65.9 percent, respectively, of QNB's investment securities were either U.S. Government or U.S. Government agency debt securities, or U.S. Government agency issued mortgage-backed securities or collateralized mortgage obligation securities (CMO). As of December 31, 2004, QNB held no securities of any one issue or any one issuer (excluding the U.S. Government and its agencies) that were in excess of 10 percent of shareholders' equity.

Average investment securities increased $18,085,000, or 7.3 percent, to $264,677,000 in 2004 compared with a $19,008,000, or an 8.4 percent, increase in 2003. Average Federal funds sold decreased 39.2 percent in 2004 to $6,834,000. This followed a 20.0 percent increase during 2003 to $11,236,000. The higher level of Federal funds sold in 2003 was a result of the desire to have more liquidity to support the significant increase in deposits, particularly short-term time deposits and transaction accounts during 2003. In 2004, management made the decision to reduce Federal funds sold balances by purchasing short-term investment securities. This was done for the purpose of improving net interest income. In addition, Federal funds sold, which would be affected by the economic status of the banking industry, and are short-term in nature, were only sold to banks with a minimum Sheshunoff rating of "B", an independent rating service, at the date of the sale.

In light of the fact that QNB's investment portfolio represents a significant portion of earning assets and interest income, QNB actively manages the portfolio in an attempt to maximize earnings, while still considering liquidity needs and interest rate risk. There was a significant amount of activity in the portfolio during 2004. In response to both significant swings in interest rates and the shape of the yield curve, QNB performed several purchase and sales transactions. Proceeds from the sale of investments were $66,715,000 in 2004. In addition, proceeds from maturities, calls and prepayments of securities were $61,145,000. These proceeds were used to purchase $130,878,000 in securities during 2004. Despite the amount of activity in the portfolio, the composition of the portfolio remained relatively unchanged between 2003 and 2004.

Management anticipates the investment portfolio activity will be minimal during 2005 as prepayment activity slows and interest rates increase. It is also anticipated that loan growth will outpace deposit growth, resulting in less funds to invest. Based on prepayment projections, QNB estimates that approximately $56,000,000, at a book yield of 3.85 percent, in cash flow from the portfolio will be available for reinvestment. Of this amount, it is anticipated that $20,000,000 will be used to fund withdrawals of municipal deposits.

Investment Portfolio Weighted Average Yields

December 31, 2004	Under 1 Year	1-5 Years	5-10 Years	Over 10 Years	Total
Investment Securities Available-for-Sale					
U.S. Treasuries:					
Fair value	$ 3,042	$ 3,072	–	–	$ 6,114
Weighted average yield	1.95%	2.11%	–	–	2.03%
U.S. Government agencies:					
Fair value	–	$ 34,325	$ 12,153	–	$ 46,478
Weighted average yield	–	3.49%	3.60%	–	3.52%
State and municipal securities:					
Fair value	–	$ 939	$ 14,304	$ 30,749	$ 45,992
Weighted average yield	–	3.37%	5.72%	6.53%	6.21%
Mortgage-backed securities:					
Fair value	–	$ 67,510	–	–	$ 67,510
Weighted average yield	–	4.59%	–	–	4.59%
Collateralized mortgage obligations (CMO):					
Fair value	–	$ 69,904	$ 885	–	$ 70,789
Weighted average yield	–	4.11%	4.10%	–	4.11%
Other debt securities:					
Fair value	–	$ 5,408	$ 11,537	$ 5,027	$ 21,972
Weighted average yield	–	7.17%	7.48%	4.29%	6.61%
Equity securities:					
Fair value	–	–	–	$ 8,706	$ 8,706
Weighted average yield	–	–	–	3.13%	3.13%
Total fair value	$ 3,042	$ 181,158	$ 38,879	$ 44,482	$ 267,561
Weighted average yield	1.95%	4.22%	5.46%	5.54%	4.59%
Investment Securities Held-to-Maturity					
State and municipal securities:					
Amortized cost	$ 300	$ 1,113	–	$ 4,790	$ 6,203
Weighted average yield	7.05%	6.00%	–	6.96%	6.79%
Total amortized cost	$ 300	$ 1,113	–	$ 4,790	$ 6,203
Weighted average yield	7.05%	6.00%	–	6.96%	6.79%

Securities are assigned to categories based on stated contractual maturity except for mortgage-backed securities and CMOs which are based on anticipated payment periods. See interest rate sensitivity section for practical payment and repricing characteristics. Tax-exempt securities were adjusted to a tax-equivalent basis and are based on the marginal Federal corporate tax rate of 34 percent and a Tax Equity and Financial Responsibility Act (TEFRA) adjustment of .15 percent. Weighted average yields on investment securities available-for-sale are based on historical cost.

At December 31, 2004 and 2003, investment securities totaling $103,305,000 and $84,425,000 were pledged as collateral for repurchase agreements and public deposits. The increase is a result of the continuing success of acquiring deposit relationships from municipalities and school districts.

QNB accounts for its investments by classifying its securities into three categories. Securities that QNB has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity. Management determines the appropriate classification of securities at the time of purchase. QNB held no trading securities at December 31, 2004 and 2003.

Investments Available-For-Sale

Available-for-sale investment securities include securities that management intends to use as part of its asset/liability management strategy. These securities may be sold in response to changes in market interest rates, related changes in the securities prepayment risk or in response to the need for liquidity. At December 31, 2004, the fair value of investment securities available-for-sale was $267,561,000, or $1,561,000, above the amortized cost of $266,000,000. This compares to a fair value of $260,631,000, or $3,547,000, above the amortized cost of $257,084,000 at December 31, 2003. An unrealized holding gain of $691,000 was recorded as an increase to shareholders' equity as of December 31, 2004, while an unrealized holding gain of $2,341,000 was recorded as an increase to shareholders' equity as of December 31, 2003. The available-for-sale portfolio had a weighted average maturity of approximately 3 years, 7 months at December 31, 2004, and 4 years, 1 month at December 31, 2003. The weighted average tax-equivalent yield was 4.59 percent and 4.61 percent at December 31, 2004 and 2003.

The weighted average maturity is based on the stated contractual maturity or likely call date of all securities except for mortgage-backed securities and CMOs, which are based on estimated average life. The maturity of the portfolio could be shorter if interest rates would decline and prepayments on mortgage-backed securities and CMOs increase or if more securities are called. However, the estimated average life could be longer if rates were to increase and principal payments on mortgage-backed securities and CMOs would slow or bonds anticipated to be called are not called. The interest rate sensitivity analysis on page 32 reflects the repricing term of the securities portfolio based upon estimated call dates and anticipated cash flows assuming management's most likely interest rate environment.

Investments Held-To-Maturity

Investment securities held-to-maturity are recorded at amortized cost. Included in this portfolio are state and municipal securities. At December 31, 2004 and 2003, the amortized cost of investment securities held-to-maturity was $6,203,000 and $12,012,000, and the fair value was $6,432,000 and $12,334,000, respectively. The held-to-maturity portfolio had a weighted average maturity of approximately 4 years, 5 months at December 31, 2004, and 2 years, 11 months at December 31, 2003. The weighted average tax-equivalent yield was 6.79 percent and 6.59 percent at December 31, 2004 and 2003. The increase in the weighted average maturity is the result of the maturity or call of municipal bonds that had a short average maturity at December 31, 2003.

Loans

QNB's primary functions and responsibilities are to accept deposits and to make loans to meet the credit needs of the communities it serves. Loans are a significant component of earning assets. Inherent within the lending function is the evaluation and acceptance of credit risk and interest rate risk along with the opportunity cost of alternative deployment of funds. QNB manages credit risk associated with its lending activities through portfolio diversification, underwriting policies and procedures, and loan monitoring practices.

QNB has comprehensive policies and procedures that define and govern both commercial and retail loan origination and management of risk. All loans are underwritten in a manner that emphasizes the borrowers' capacity to pay. The measurement of capacity to pay delineates the potential risk of non-payment or default. The higher potential for default determines the need for and amount of collateral required. QNB makes unsecured loans when the capacity to pay is considered substantial. As capacity lessens, collateral is required to provide a secondary source of repayment and to mitigate the risk of loss. Various policies and procedures provide guidance to the lenders on such factors as amount, terms, price, maturity and appropriate collateral levels. Each risk factor is considered critical to ensuring that QNB receives an adequate return for the risk undertaken, and that the risk of loss is minimized.

QNB manages the risk associated with commercial loans, which generally have balances larger than retail loans, by having lenders work in tandem with credit underwriting personnel. In addition, a bank loan committee and a committee of the Board of Directors review certain loan requests on a weekly basis.



Total Loans (in thousands)
$280,000
$256,000
$232,000
$208,000
$184,000
$160,000
$183,592
$200,089
$212,691
$232,127
$268,048
2000
2001
2002
2003
2004

QNB's commercial lending activity is focused on small businesses within the local community. Commercial and industrial loans represent commercial purpose loans that are either secured by collateral other than real estate or unsecured. Real estate commercial loans include commercial purpose loans collateralized at least in part by commercial real estate. These loans may not be for the express purpose of conducting commercial real estate transactions. Real estate residential loans include loans secured by one-to-four family units. These loans include fixed rate home equity loans, floating rate home equity lines of credit, loans to individuals for residential mortgages, and commercial purpose loans.

Substantially all originations of loans to individuals for residential mortgages with maturities of 20 years or greater are sold in the secondary market. At December 31, 2004 and 2003, real estate residential loans held-for-sale were $312,000 and $1,439,000, respectively. These loans are carried at the lower of aggregate cost or market.

Loan Portfolio

December 31,	2004	2003	2002	2001	2000
Commercial and industrial	$ 57,364	$ 47,196	$ 39,546	$ 39,694	$ 39,100
Agricultural	8	14	176	2,622	3,027
Construction	7,027	9,056	7,687	3,989	380
Real estate-commercial	98,397	86,707	74,125	71,112	65,271
Real estate-residential	99,893	83,703	84,907	77,273	70,745
Consumer	5,376	5,604	6,513	5,669	5,264
Total loans	268,065	232,280	212,954	200,359	183,787
Less unearned income	17	153	263	270	195
Total loans, net of unearned income	$ 268,048	$ 232,127	$ 212,691	$ 200,089	$ 183,592

Loan Maturities and Interest Sensitivity

December 31, 2004	Under 1 Year	1-5 Years	Over 5 Years	Total
Commercial and industrial	$ 22,199	$ 22,465	$ 12,700	$ 57,364
Agricultural	–	8	–	8
Construction	996	6,031	–	7,027
Real estate-commercial	7,651	10,851	79,895	98,397
Real estate-residential	8,861	15,164	75,868	99,893
Consumer	917	4,290	169	5,376
Total	$ 40,624	$ 58,809	$ 168,632	$ 268,065

Demand loans, loans having no stated schedule of repayment and no stated maturity, are included in under one year.

The following shows the amount of loans due after one year that have fixed, variable or adjustable interest rates at December 31, 2004:

Loans with fixed predetermined interest rates	$ 81,097
Loans with variable or adjustable interest rates	$146,344

As mentioned previously, loan growth remains a major objective for 2005. Loan growth is to be achieved through the use of a formal business development and calling program encompassing lending personnel, branch personnel and senior management. This program was strengthened in 2003 by the appointment of a business development officer. The focus of this program is to both develop new lending and deposit relationships, as well as to strengthen existing relationships. This program has been successful as loans, net of unearned income, increased $35,921,000 or 15.5 percent to $268,048,000 at December 31, 2004. This followed growth of $19,436,000 or 9.1 percent in 2003. Most of the growth in loans in 2004 was centered in loans to small businesses, both commercial and industrial, and loans secured by either commercial or residential real estate, and home equity loans.

The Allowance For Loan Loss Allocation table on page 25 shows how the composition of the loan portfolio has changed. The loan portfolio composition changed slightly from year-end 2003 with commercial and industrial loans increasing from 20.3 percent of the portfolio at year-end 2003 to 21.4 percent of the portfolio at year-end 2004, and loans secured by residential properties increasing from 36.1 percent of the portfolio to 37.3 percent. Most of the growth in loans secured by residential properties is home equity loans. Consumer loans as a percentage of loans continue to decrease as consumer loans, especially auto loans, remain difficult to originate profitably because of the zero rate or low rate loans offered by the automobile manufacturers.

For the second straight year, the commercial and industrial loan category experienced strong growth, increasing $10,168,000, or 21.5 percent, to end the year 2004 at $57,364,000. This followed growth of 19.3 percent in 2003. Although a certain number of these loans are considered unsecured, the majority are secured by non-real estate collateral such as equipment, vehicles, accounts receivable and inventory. Loans secured by commercial real estate increased by $11,690,000, or 13.5 percent, in 2004, following a 17.0 percent increase between December 31, 2002 and 2003. QNB's commercial loans are not considered to be concentrated within any one industry, except those loans to real estate developers and investors that account for $52,046,000, or 19.4 percent, of the loan portfolio at December 31, 2004. This is an increase from the $40,106,000, or 17.3 percent, of the loan portfolio, at December 31, 2003. Concentration is based upon Standard Industrial Classification codes used for bank regulatory purposes and is considered to be 10.0 percent or more of total loans. Diversification is achieved through lending to various industries located within the market area. This diversification is believed to reduce risk associated with changes in economic conditions.

Residential real estate loans increased $16,190,000, or 19.3 percent, to $99,893,000 at December 31, 2004. Growth in variable rate home equity lines of credit contributed $8,795,000 to the growth in this category. Home equity loans, both term loans and lines, have been popular with consumers because they have lower origination costs than residential mortgage loans. The variable line of credit product indexed to the prime rate has been popular because of the low interest rate environment. QNB anticipates some of these lines will be refinanced into fixed rate loans as the prime rate increases. Residential mortgage loans increased $2,139,000 to $22,443,000 at December 31, 2004. The increase in this category was centered in adjustable rate mortgages.

Non-Performing Assets

Non-performing assets include accruing loans past due 90 days or more, non-accruing loans, restructured loans, other real estate owned and other repossessed assets. The chart below shows the history of non-performing assets over the past five years. Total non-performing assets were $469,000 at December 31, 2004, or .08 percent of total assets. This represents a decrease from the December 31, 2003 balance of $829,000. Non-performing assets at December 31, 2003 represented .15 percent of total assets. Non-performing assets as a percent of total assets remain at low levels both historically and compared to peer groups.

Non-accrual loans are those on which the accrual of interest has ceased. Commercial loans are placed on non-accrual status immediately if, in the opinion of management, collection is doubtful, or when principal or interest is past due 90 days or more and collateral is insufficient to protect principal and interest. Consumer loans are not automatically placed on non-accrual status when principal or interest payments are 90 days past due, but, in most instances, are charged-off when deemed uncollectible or after reaching 120 days past due. Included in the loan portfolio are loans on non-accrual status of $373,000 and $818,000 at December 31, 2004 and 2003, respectively.

There were no restructured loans as of December 31, 2004 or 2003, as defined in the Financial Accounting Standards Board Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," that have not already been included in loans past due 90 days or more or in non-accrual loans. There was no other real estate owned or repossessed assets as of December 31, 2004 or 2003.

Loans not included in past due, non-accrual or restructured categories, but where known information about possible credit problems causes management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms, totaled $4,328,000 and $5,348,000 at December 31, 2004 and 2003, respectively.

Non-Performing Assets

December 31,	2004	2003	2002	2001	2000
Loans past due 90 days or more not on non-accrual status					
Commercial and industrial	$ –	$ –	$ –	$ –	$ –
Agricultural	–	–	–	–	–
Construction	–	–	–	–	–
Real estate-commercial	–	–	–	–	–
Real estate-residential	68	–	–	305	–
Consumer	28	11	7	11	4
Total loans past due 90 days or more and accruing	96	11	7	316	4
Loans accounted for on a non-accrual basis					
Commercial and industrial	372	392	–	–	42
Agricultural	–	–	–	–	–
Construction	–	–	–	–	–
Real estate-commercial	–	17	–	–	–
Real estate-residential	–	409	650	280	163
Consumer	1	–	–	–	–
Total non-accrual loans	373	818	650	280	205
Other real estate owned	–	–	–	–	–
Repossessed assets	–	–	11	–	–
Total non-performing assets	$ 469	$ 829	$ 668	$ 596	$ 209
Total as a percent of total assets	.08%	.15%	.13%	.13%	.06%

Allowance For Loan Losses

The allowance for loan losses represents management's best estimate of the known and inherent losses in the existing loan portfolio. The determination of an appropriate level of the allowance for loan losses is based upon an analysis of the risks inherent in QNB's loan portfolio. Management uses various tools to assess the appropriateness of the allowance for loan losses. One tool is a model recommended by the Office of the Comptroller of the Currency, the Bank's primary regulator. This model considers a number of relevant factors including: historical loan loss experience, the assigned risk rating of the credit, current and projected credit worthiness of the borrower, current value of the underlying collateral, levels of and trends in delinquencies and non-accrual loans, trends in volume and terms of loans, concentrations of credit, and national and local economic trends and conditions. This model is supplemented with another analysis that also incorporates commercial loan risk ratings, exceptions to QNB's loan policy, and QNB's portfolio exposure to borrowers with large dollar concentration. Other tools include ratio analysis and peer group analysis.

QNB utilizes a risk weighting system that assigns a risk code to every commercial loan. This risk weighting system is supplemented with a program that encourages account officers to identify potentially deteriorating loan situations. The officer analysis program is used to complement the on-going analysis of the loan portfolio performed during the loan review function. In addition, QNB has a committee that meets quarterly to review the appropriateness of the allowance for loan losses based on the current and projected status of all relevant factors pertaining to the loan portfolio.

A loan is considered impaired, based on current information and events, if it is probable that QNB will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. At December 31, 2004 and 2003, the recorded investment in loans for which impairment has been recognized totaled $372,000 and $796,000 of which $372,000 and $404,000 required no allowance for loan loss. As of December 31, 2003, $392,000 of loans required an allowance for loan loss of $100,000. Most of the loans identified as impaired are collateral-dependent.

QNB had net charge-offs of $317,000 and $9,000 in 2004 and 2003, respectively. Included in net charge-offs in 2004 was a $350,000 charge-off related to the relinquishment of assets by a borrower to the Bank as its secured creditor, and the transfer of this loan to other assets as a repossessed asset. Part of this charge-off was recovered in the fourth quarter of 2004 through the liquidation of assets, which was recorded in non-interest income as a gain of $141,000. Net charge-offs in 2003 were related primarily to consumer loans. QNB had net recoveries of $93,000 during 2002. Most of this recovery relates to a loan charged off in 2001.

The allowance for loan losses was $2,612,000 at December 31, 2004, which represents .97 percent of total loans, compared to $2,929,000, or 1.26 percent, of total loans at December 31, 2003. QNB did not add to the allowance for loan losses, with a provision for loan losses, during any of the past five years because of the continued low levels of non-performing assets, delinquent loans, and charge-offs.

Management, in determining the allowance for loan losses, makes significant estimates. Consideration is given to a variety of factors in establishing these estimates including current economic conditions, diversification of the loan portfolio, delinquency statistics, results of loan reviews, borrowers' perceived financial and managerial strengths, the adequacy of underlying collateral, if collateral dependent, or the present value of future cash flows. The allowance for loan losses is dependent, to a great extent, on conditions beyond QNB's control. It is therefore possible that management's estimates of the allowance for loan losses and actual results could differ in the near term. In addition, various regulatory agencies, as an integral part of their examination process, periodically review QNB's allowance for losses on loans. These agencies may require QNB to recognize additions to the allowance based on their judgments using information available to them at the time of their examination.

Allowance for Loan Loss Allocation

December 31,	2004		2003		2002		2001		2000	
	Amount	Percent Gross Loans	Amount	Percent Gross Loans	Amount	Percent Gross Loans	Amount	Percent Gross Loans	Amount	Percent Gross Loans
Balance at end of period applicable to:										
Commercial and industrial	$ 869	21.4%	$ 685	20.3%	$ 521	18.6%	$ 531	19.8%	$ 892	21.3%
Agricultural	–	–	–	–	2	.1	32	1.3	41	1.6
Construction	79	2.6	123	3.9	103	3.6	62	2.0	10	.2
Real estate-commercial	1,228	36.7	1,277	37.3	1,140	34.8	1,148	35.5	975	35.5
Real estate-residential	188	37.3	256	36.1	358	39.9	306	38.6	412	38.5
Consumer	23	2.0	21	2.4	25	3.0	23	2.8	42	2.9
Unallocated	225		567		789		743		578	
Total	$ 2,612	100.0%	$ 2,929	100.0%	$ 2,938	100.0%	$ 2,845	100.0%	$ 2,950	100.0%

Gross loans represent loans before unamortized net loan fees. Percent gross loans lists the percentage of each loan type to total loans.

Allowance for Loan Losses

	2004	2003	2002	2001	2000
Allowance for loan losses:					
Balance, January 1	$ 2,929	$ 2,938	$ 2,845	$ 2,950	$ 3,196
Charge-offs					
Commercial and industrial	353	–	–	86	163
Construction	–	–	–	–	–
Real estate-commercial	17	–	–	–	67
Real estate-residential	10	–	6	32	27
Consumer	26	28	33	31	7
Total charge-offs	406	28	39	149	264
Recoveries					
Commercial and industrial	–	–	83	6	2
Construction	–	–	–	–	–
Real estate-commercial	17	–	–	22	10
Real estate-residential	54	1	35	8	4
Consumer	18	18	14	8	2
Total recoveries	89	19	132	44	18
Net (charge-offs) recoveries	(317)	(9)	93	(105)	(246)
Provision for loan losses	–	–	–	–	–
Balance, December 31	$ 2,612	$ 2,929	$ 2,938	$ 2,845	$ 2,950
Total loans (excluding loans held-for-sale):					
Average	$ 250,042	$ 229,001	$ 207,238	$ 190,290	$ 177,678
Year-end	268,048	232,127	212,691	200,089	183,592
Ratios:					
Net charge-offs (recoveries) to:					
Average loans	.13%	–	(.04)%	.06%	.14%
Loans at year-end	.12	–	(.04)	.05	.13
Allowance for loan losses	12.14	.31%	(3.17)	3.69	8.34
Provision for loan losses	–	–	–	–	–
Allowance for loan losses to:					
Average loans	1.04%	1.28%	1.42 %	1.50%	1.66%
Loans at year-end	.97	1.26	1.38	1.42	1.61
Non-performing loans	556.93	353.32	447.18	477.35	1411.48

Deposits

QNB primarily attracts deposits from within its market area by offering various deposit products including demand deposits, interest-bearing demand accounts, money market accounts, savings accounts and certificates of deposit.

Total deposits increased $27,849,000, or 6.3 percent, to $466,488,000 at December 31, 2004. While still considered healthy growth, it represents a decline from the 12.8 percent growth rates achieved in both 2002 and 2003 and the 17.3 percent growth rate in 2001. Similar to the growth obtained in 2003, a significant portion of the growth in 2004 was a result of the ability of QNB to increase its relationships with several school districts. Deposit growth in both 2002 and 2001 was more consumer driven and was aided by continued lackluster performance in the stock market. Consumers were looking for the relative safety of bank deposits despite the relatively low interest rate environment. Most of the growth in 2004 was in money market and time deposits, while most of the growth in 2003 was in non-interest bearing demand accounts and savings accounts.

QNB's "Free Checking" promotion, as well as the acquisition of new business accounts were significant factors in the increase in non-interest bearing deposits over the past three years. Non-interest bearing demand accounts increased 4.2 percent in 2004 to $52,603,000. This compares to growth of 7.2 percent and 17.5 percent in 2003 and 2002.

Interest-bearing demand accounts decreased $12,528,000, or 11.6 percent, to $95,120,000 at December 31, 2004. This followed growth of $37,170,000, or 52.7 percent, in 2003 and $15,395,000, or 27.9 percent, in 2002. Much of the growth in 2002 and 2003 can be attributed to the development of relationships with several school districts and municipalities. The decline in balances in 2004 is related to a reduction in deposits of one of these school districts. Some of this decline was offset by a 10.8 percent increase in personal interest bearing demand accounts.

Money market balances increased $22,061,000, or 57.5 percent, to $60,434,000 at December 31, 2004. The additional deposits of a school district account for $15,000,000 of this increase. These deposits are anticipated to be withdrawn during the second quarter of 2005. The additional growth in money market accounts can be partially attributed to the Treasury Select Indexed Money Market account which reprices monthly, based on a percentage of the average of the 91-day Treasury bill. This product should gain in popularity again as short-term interest rates increase.

Savings accounts continue to grow, increasing $3,503,000, or 6.7 percent, to $55,511,000 at December 31, 2004. This followed growth of $6,670,000, or 14.7 percent, in 2003 and $8,178,000, or 22.0 percent, during 2002. It appears that consumers are looking for the relative safety of bank deposits and the flexibility of savings accounts despite the low interest rates.

The growth in time deposits picked up during 2004 as these accounts were the primary beneficiary of rising interest rates; providing significantly better interest rates than either savings and money market accounts. Total time deposit accounts increased $12,678,000 or 6.7 percent to $202,820,000 at December 31, 2004. Total time deposits increased only 1.9 percent, or $3,465,000, to $190,142,000 at December 31, 2003.

An analysis of the change in average deposits provides a more meaningful measure of deposit change. Average total deposits increased 7.3 percent in 2004 and 12.7 percent in 2003. Average non-interest bearing deposits increased 7.2 percent to $52,691,000 in 2004. This followed a 12.8 percent increase in 2003. Average interest-bearing demand accounts increased 15.0 percent in 2004, to $100,684,000, and 43.5 percent in 2003, to $87,570,000. Average money market accounts increased 22.8 percent in 2004. This followed a 2.8 percent decrease in 2003. As mentioned previously, the growth in interest-bearing demand accounts in both 2004 and 2003 and the growth in money market accounts in 2004 are primarily the result of the additional deposits from the school districts and municipalities. Average time deposits increased .9 percent in 2004 compared to an increase of 3.9 percent in 2003. Much of the growth in time deposits in 2004 occurred later in the year as a result of the higher interest rates being promoted.

Average Deposits (In thousands)



$460,000
$420,000
$380,000
$340,000
$300,000
$260,000
$292,273
$312,509
$371,718
$419,098
$449,743
2000
2001
2002
2003
2004

Attracting and retaining deposits, while not a significant concern in any of the past four years, may once again become an issue facing the banking industry. The equity markets rebounded in 2003 and 2004 from three down years and may once again be an attractive alternative to low rate bank deposits. To continue to attract and retain deposits, QNB plans to be competitive with respect to rates and to continue to deliver products that appeal to customers.

Maturity of Time Deposits of $100,000 or More

Year Ended December 31,	2004	2003	2002
Three months or less	$ 2,134	$ 11,004	$ 13,322
Over three months through six months	2,785	4,949	7,074
Over six months through twelve months	14,117	7,906	11,667
Over twelve months	22,939	14,979	8,765
Total	$ 41,975	$ 38,838	$ 40,828

Average Deposits by Major Classification

	2004		2003		2002	
	Balance	Rate	Balance	Rate	Balance	Rate
Non-interest bearing deposits	$ 52,691	–	$ 49,164	–	$ 43,569	–
Interest-bearing demand accounts	100,684	.68%	87,570	.63%	61,006	.64%
Money market accounts	44,364	.99	36,138	.83	37,171	1.51
Savings	54,613	.39	50,616	.64	41,764	1.19
Time	156,511	2.65	152,321	2.96	141,854	4.12
Time deposits of $100,000 or more	40,880	2.42	43,289	2.49	46,354	3.48
Total	$ 449,743	1.44%	$ 419,098	1.61%	$ 371,718	2.40%

Liquidity

Liquidity represents an institution's ability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and demands of depositors. QNB manages its mix of cash, Federal funds sold, investment securities and loans, in order to match the volatility, seasonality, interest sensitivity and growth trends of its deposit funds. Liquidity is provided from asset sources through maturities and repayments of loans and investment securities, net interest income and fee income. The portfolio of investment securities available-for-sale and QNB's policy of selling certain residential mortgage originations in the secondary market also provide sources of liquidity. Additional sources of liquidity are provided by the Bank's membership in the Federal Home Loan Bank of Pittsburgh (FHLB) and a $10,000,000 unsecured Federal funds line granted by a correspondent bank. The Bank has a maximum borrowing capacity with the FHLB of approximately $230,210,000. At December 31, 2004, QNB's outstanding borrowings under the FHLB credit facilities totaled $55,000,000.

Cash and due from banks, Federal funds sold, available-for-sale securities and loans held-for-sale totaled $290,058,000 at December 31, 2004 and $288,136,000 at December 31, 2003. These sources should be adequate to meet normal fluctuations in loan demand or deposit withdrawals. For the most part, QNB has been able to fund the growth in earning assets during 2004 and 2003 through increased deposits. During the second quarter of 2004, QNB used overnight borrowings from the FHLB and its Federal funds line to help fund the significant loan growth at the end of the quarter. QNB could have sold investment securities instead of using short-term borrowings to fund the loan growth, but decided it made financial sense to use low cost funds as opposed to selling higher yielding investment securities. In addition, the Federal funds line was used several times during 2004 because of timing differences between the withdrawal of funds by municipalities and the receipt of the proceeds from the securities matched against these deposits.

Approximately $103,305,000 and $84,425,000 of available-for-sale securities at December 31, 2004 and 2003 were pledged as collateral for repurchase agreements and deposits of public funds. In addition, under terms of its agreement with the FHLB, QNB maintains otherwise unencumbered qualifying assets (principally 1-4 family residential mortgage loans and U.S. Government and agency notes, bonds, and mortgage-backed securities) in the amount of at least as much as its advances from the FHLB. The significant increase in pledged amounts relates primarily to the additional school district deposits received in 2004. These deposits were used to purchase available-for-sale securities that were used to pledge against the deposits of the municipalities.

QNB's near-term liquidity concern is the ability to meet the expected withdrawal of $20,000,000 by a school district during the second quarter of 2005. These funds are matched with callable agency securities with call dates that closely match the anticipated withdrawal dates. The risk is interest rates increase enough that these securities are not called. In that case, QNB could use its credit facilities to fund the withdrawals, sell these callable securities, probably at a loss, or sell other investment securities. A longer-term liquidity concern is that the equity markets strengthen and the Bank suffers disintermediation back to the equity market as it loses deposits that it obtained during the years the equity markets were declining. During that time, many customers preferred the safety of FDIC-insured deposits compared to the uncertain equity market, despite historically low interest rates.

Capital Adequacy

A strong capital position is fundamental to support continued growth and profitability, to serve the needs of depositors, and to yield an attractive return for shareholders. QNB's shareholders' equity at December 31, 2004 was $45,775,000, or 7.84 percent of total assets, compared to shareholders' equity of $43,440,000, or 7.89 percent of total assets, at December 31, 2003. At December 31, 2004, shareholders' equity included a positive adjustment of $691,000 related to the unrealized holding gain, net of taxes, on investment securities available-for-sale, while shareholders' equity at December 31, 2003 included a positive adjustment of $2,341,000. Without these adjustments, shareholders' equity to total assets would have been 7.72 percent and 7.46 percent at December 31, 2004 and 2003, respectively. The increase in the ratio is a result of the rate of capital retention exceeding the rate of asset growth. Total assets increased 6.0 percent between December 31, 2003 and December 31, 2004 while shareholders' equity, excluding the net unrealized holding gains, increased 9.7 percent.

Average shareholders' equity and average total assets were $42,975,000 and $562,582,000 during 2004, an increase of 9.4 percent and 6.8 percent, respectively, compared to 2003. The ratio of average total equity to average total assets was 7.64 percent for 2004, compared to 7.46 percent for 2003.

The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant to the Pennsylvania Business Corporation Law as amended (the "BCL"). The BCL operates generally to preclude dividend payments, if the effect thereof would render the Corporation insolvent, as defined. As a practical matter, the Corporation's payment of dividends is contingent upon its ability to obtain funding in the form of dividends from the Bank. Payment of dividends to the Corporation by the Bank is subject to the restrictions in the National Bank Act. Generally, the National Bank Act permits the Bank to declare dividends in 2005 of approximately $7,261,000, plus an amount equal to the net profits of the Bank in 2005 up to the date of any such dividend declaration. QNB Corp. paid dividends to its shareholders of $.74 per share in 2004, an increase of 12.1 percent from the $.66 per share paid in 2003. Earnings retained in 2004 were 63.1 percent compared to 63.8 percent in 2003. These earnings are retained in the form of capital to support future growth.

QNB is subject to various regulatory capital requirements as issued by Federal regulatory authorities. Regulatory capital is defined in terms of Tier I capital (shareholders' equity excluding unrealized gains or losses on available-for-sale securities and intangible assets), Tier II capital which includes a portion of the allowance for loan losses, and total capital (Tier I plus Tier II). Risk-based capital ratios are expressed as a percentage of risk-weighted assets. Risk-weighted assets are determined by assigning various weights to all assets and off-balance sheet arrangements, such as letters of credit and loan commitments, based on associated risk. Regulators have also adopted minimum Tier I leverage ratio standards, which measure the ratio of Tier I capital to total average assets. The minimum regulatory capital ratios are 4.00 percent for Tier I, 8.00 percent for total risk-based capital and 4.00 percent for leverage.

Capital Analysis

December 31,	2004	2003
Tier I		
Shareholders' equity	$ 45,775	$ 43,440
Net unrealized securities gains	(691)	(2,341)
Net unrealized losses equity securities	(1,019)	(14)
Intangible assets	(145)	(208)
Total Tier I risk-based capital	43,920	40,877
Tier II		
Allowable portion of the allowance for loan losses	$ 2,612	$ 2,929
Total risk-based capital	$ 46,532	$ 43,806
Risk-weighted assets	$ 358,407	$ 327,243

Capital Ratios

December 31,	2004	2003
Tier I capital/risk-weighted assets	12.25%	12.49%
Total risk-based capital/risk-weighted assets	12.98	13.39
Tier I capital/average assets (leverage ratio)	7.44	7.38

Based on the requirements, QNB has a Tier I capital ratio of 12.25 percent and 12.49 percent, a total risk-based ratio of 12.98 percent and 13.39 percent, and a leverage ratio of 7.44 percent and 7.38 percent at December 31, 2004 and 2003, respectively. The decline in both the Tier I capital ratio and total risk-based ratio reflects the change in the balance sheet composition with growth in loans, primarily commercial loans, outpacing the growth in investment securities. Loans are usually assigned a higher risk weighting than investment securities. The increase in net unrealized losses on equity securities in 2004 also had a negative impact on both ratios. The total risk-based capital ratio was also negatively impacted by the net charge-offs in 2004, which reduced the allowance for loan losses included in Tier 2 capital.

The Federal Deposit Insurance Corporation Improvement Act of 1991 established five capital level designations ranging from "well capitalized" to "critically undercapitalized." At December 31, 2004 and 2003, QNB met the "well capitalized" criteria, which requires minimum Tier I and total risk-based capital ratios of 6.00 percent and 10.00 percent, respectively, and a leverage ratio of 5.00 percent.

Contractual Obligations, Commitments, and Off-Balance Sheet Arrangements

QNB has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

Contractual Obligations

The following table presents, as of December 31, 2004, significant contractual obligations to third parties by payment date. Further discussion of the nature of each obligation can be found in the notes to the consolidated financial statements.

	Under 1 Year	1 to 3 years	3 to 5 Years	Over 5 Years	Total
Time Deposits	$ 103,405	$ 89,915	$ 9,454	$ 46	$ 202,820
Short-term borrowings	13,374	-	-	-	13,374
Federal Home Loan Bank advances	2,000	3,000	26,500	23,500	55,000
Operating leases	274	504	467	2,077	3,322
Total	$ 119,053	$ 93,419	$ 36,421	$ 25,623	$ 274,516

Commitments

The following table presents, as of December 31, 2004, the amounts and expected maturities of significant commitments. Discussion of the obligations can be found in the notes to the consolidated financial statements

	Under 1 Year	1 to 3 years	3 to 5 Years	Over 5 Years	Total
Commitments to extend credit					
Commercial	$ 57,317	$ 1,081	$ -	$ -	$ 58,398
Residential real estate	1,042	-	-	-	1,042
Other	-	-	-	22,348	22,348
Standby letters of credit	2,569	1,068	-	-	3,637
Total	$ 60,928	$ 2,149	$ -	$ 22,348	$ 85,425

Commitments to extend credit, including loan commitments, standby letters of credit, and commercial letters of credit do not necessarily represent future cash requirements, as these commitments often expire without being drawn upon.

Recently Issued Accounting Standards

Refer to Note 1 of the Notes to Consolidated Financial Statements for discussion of recently issued accounting standards.

Critical Accounting Policies and Estimates

Discussion and analysis of the financial condition and results of operations are based on the consolidated financial statements of QNB, which are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these consolidated financial statements requires QNB to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. QNB evaluates estimates on an on-going basis, including those related to the allowance for loan losses, non-accrual loans, other real estate owned, other-than-temporary investment impairments, intangible assets, stock option plans and income taxes. QNB bases its estimates on historical experience and various other factors and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

QNB believes the following critical accounting policies affect its more significant judgments and estimates used in preparation of its consolidated financial statements: allowance for loan losses, income taxes and other-than-temporary investment security impairment. Each estimate is discussed below. The financial impact of each estimate is discussed in the applicable sections of Management's Discussion and Analysis.

Allowance for Loan Losses

QNB considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining a level believed by management to be sufficient to absorb probable known and inherent losses in the outstanding loan portfolio. The allowance is reduced by actual credit losses and is increased by the provision for loan losses and recoveries of previous losses. The provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered necessary by management.

The allowance for loan losses is based on management's continuing review and evaluation of the loan portfolio. The level of the allowance is determined by assigning specific reserves to individually identified problem credits and general reserves to all other loans. The portion of the allowance that is allocated to internally criticized and non-accrual loans is determined by estimating the inherent loss on each credit after giving consideration to the value of underlying collateral. The general reserves are based on the composition and risk characteristics of the loan portfolio, including the nature of the loan portfolio, credit concentration trends, historic and anticipated delinquency and loss experience, as well as other qualitative factors such as current economic trends.

Management emphasizes loan quality and close monitoring of potential problem credits. Credit risk identification and review processes are utilized in order to assess and monitor the degree of risk in the loan portfolio. QNB's lending and loan administration staff are charged with reviewing the loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay debt or the value of pledged collateral. A loan classification and review system exists that identifies those loans with a higher than normal risk of collectibility. Each commercial loan is assigned a grade based upon an assessment of the borrower's financial capacity to service the debt and the presence and value of collateral for the loan. An independent loan review group tests risk assessments and evaluates the adequacy of the allowance for loan losses. Management meets monthly to review the credit quality of the loan portfolio and quarterly to review the allowance for loan losses.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review QNB's allowance for losses on loans. Such agencies may require QNB to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Management believes that it uses the best information available to make determinations about the adequacy of the allowance and that it has established its existing allowance for loan losses in accordance with GAAP. If circumstances differ substantially from the assumptions used in making determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be affected. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above.

Income Taxes

QNB accounts for income taxes under the asset/liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become available. Because the judgment about the level of future taxable income is dependent to a great extent on matters that may, at least in part go beyond QNB's control, it is at least reasonably possible that management's judgment about the need for a valuation allowance for deferred taxes could change in the near term.

Other-than-Temporary Investment Security Impairment

Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other-than-temporary. The term "other-than-temporary" is not intended to indicate that the decline is permanent, but indicates that the prospect for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

ITEM 7A. : QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a financial institution, the Corporation is subject to three primary risks.

- Credit risk
- Liquidity risk
- Interest rate risk

The Board of Directors has established an Asset Liability Committee (ALCO) to measure, monitor and manage interest rate risk for the Bank. The Bank's Asset Liability Policy has instituted guidelines covering the three primary risks.

For discussion on credit risk refer to the sections on non-performing assets, allowance for loan losses, Note 5 and Note 6 of the Notes to Consolidated Financial Statements.

For discussion on liquidity risk refer to the section on liquidity at page 28 in Item 7 of this Form 10-K filing.

Interest Rate Sensitivity

December 31, 2004	Within 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Assets							
Interest-bearing balances	$ 981	–	–	–	–	–	$ 981
Federal funds sold	3,159	–	–	–	–	–	3,159
Investment securities*	13,392	$ 28,574	$ 21,190	$ 89,656	$ 55,799	$ 63,592	272,203
Non-marketable equity securities	–	–	–	–	–	3,947	3,947
Loans, including loans held-for-sale	91,082	21,598	40,080	72,909	31,038	11,653	268,360
Bank-owned life insurance	–	–	7,906	–	–	–	7,906
Total rate sensitive assets	108,614	50,172	69,176	162,565	86,837	79,192	$ 556,556
Total cumulative assets	$ 108,614	$ 158,786	$ 227,962	$ 390,527	$ 477,364	$ 556,556	
Liabilities							
Interest-bearing non-maturing deposits	$ 92,174	$ 20,000	$ –	$ 5,876	$ 13,560	$ 79,455	$ 211,065
Time deposits less than $100,000	13,519	25,353	51,791	63,355	6,801	26	160,845
Time deposits over $100,000	2,134	2,785	14,117	20,289	2,650	–	41,975
Short-term borrowings	13,374	–	–	–	–	–	13,374
Federal Home Loan Bank advances	5,000	–	–	–	26,500	23,500	55,000
Total rate sensitive liabilities	126,201	48,138	65,908	89,520	49,511	102,981	$ 482,259
Total cumulative liabilities	$ 126,201	$ 174,339	$ 240,247	$ 329,767	$ 379,278	$ 482,259	
Gap during period	$ (17,587)	$ 2,034	$ 3,268	$ 73,045	$ 37,326	$ (23,789)	$ 74,297
Cumulative gap	$ (17,587)	$ (15,553)	$ (12,285)	$ 60,760	$ 98,086	$ 74,297	
Cumulative gap/rate sensitive assets	(3.16)%	(2.79)%	(2.21)%	10.92%	17.62%	13.35%	
Cumulative gap ratio	.86	.91	.95	1.18	1.26	1.15	

* Excludes unrealized holding gain on available-for-sale securities of $1,561.

The table below summarizes estimated changes in net interest income over the next twelve-month period, under various interest rate scenarios.

Change in Interest Rates	Net Interest Income	Dollar Change	Percent Change
December 31, 2004			
+300 Basis Points	$ 15,632	$ (508)	(3.15)%
+200 Basis Points	16,191	51	.32
+100 Basis Points	16,388	248	1.54
FLAT RATE	16,140	–	–
-100 Basis Points	15,123	(1,017)	(6.30)
December 31, 2003			
+300 Basis Points	$ 15,887	$ 146	.93%
+200 Basis Points	16,209	468	2.97
+100 Basis Points	16,182	441	2.80
FLAT RATE	15,741	–	–
-100 Basis Points	13,890	(1,851)	(11.76)

Interest Rate Sensitivity

Since the assets and liabilities of QNB have diverse repricing characteristics that influence net interest income, management analyzes interest sensitivity through the use of gap analysis and simulation models. Interest rate sensitivity management seeks to minimize the effect of interest rate changes on net interest margins and interest rate spreads and to provide growth in net interest income through periods of changing interest rates. ALCO is responsible for managing interest rate risk and for evaluating the impact of changing interest rate conditions on net interest income.

Gap analysis measures the difference between volumes of rate sensitive assets and liabilities and quantifies these repricing differences for various time intervals. Static gap analysis describes interest rate sensitivity at a point in time. However, it alone does not accurately measure the magnitude of changes in net interest income because changes in interest rates do not impact all categories of assets and liabilities equally or simultaneously. Interest rate sensitivity analysis also involves assumptions on certain categories of assets and deposits. For purposes of interest rate sensitivity analysis, assets and liabilities are stated at their contractual maturity, estimated likely call date, or earliest repricing opportunity. Mortgage-backed securities, CMOs and amortizing loans are scheduled based on their anticipated cash flow. Savings accounts, including passbook, statement savings, money market, and interest-bearing demand accounts, do not have a stated maturity or repricing term and can be withdrawn or repriced at any time. This may impact QNB's margin, if more expensive alternative sources of deposits are required to fund loans or deposit run-off. Management projects the repricing characteristics of these accounts based on historical performance and assumptions that it believes reflect their rate sensitivity. The Treasury Select Indexed Money Market account reprices monthly, based on a percentage of the average of the 91-day Treasury bill.

A positive gap results when the amount of interest rate sensitive assets exceeds interest rate sensitive liabilities. A negative gap results when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets.

QNB primarily focuses on the management of the one-year interest rate sensitivity gap. At December 31, 2004, interest earning assets scheduled to mature or likely to be called, repriced or repaid in one year were $227,962,000. Interest sensitive liabilities scheduled to mature or reprice within one year were $240,247,000. The one-year cumulative gap, which reflects QNB's interest sensitivity over a period of time, was a negative $12,285,000 at December 31, 2004. The cumulative one-year gap equals -2.21 percent of total rate sensitive assets. This negative or liability sensitive gap will generally benefit QNB in a falling interest rate environment, while rising interest rates could negatively impact QNB.

QNB also uses a simulation model to assess the impact of changes in interest rates on net interest income. The model reflects management's assumptions related to asset yields and rates paid on liabilities, deposit sensitivity, and the size, composition and maturity or repricing characteristics of the balance sheet. The assumptions are based on what management believes, at that time, to be the most likely interest rate environment. Management also evaluates the impact of higher and lower interest rates by simulating the impact on net interest income of changing rates. While management performs rate shocks of 100, 200 and 300 basis points, it believes, given the level of interest rates at December 31, 2004, that it is unlikely that interest rates would decline by 200 or 300 basis points. The simulation results can be found in the chart on page 32.

Actual results may differ from simulated results due to various factors including time, magnitude and frequency of interest rate changes, the relationship or spread between various rates, loan pricing and deposit sensitivity, and asset/liability strategies.

Management believes that the assumptions utilized in evaluating the vulnerability of QNB's net interest income to changes in interest rates approximate actual experience. However, the interest rate sensitivity of QNB's assets and liabilities as well as the estimated effect of changes in interest rates on net interest income could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based.

In the event QNB should experience a mismatch in its desired gap ranges or an excessive decline in its net interest income subsequent to an immediate and sustained change in interest rates, it has a number of options that it could utilize to remedy such a mismatch. QNB could restructure its investment portfolio through the sale or purchase of securities with more favorable repricing attributes. It could also emphasize loan products with appropriate maturities or repricing attributes, or it could attract deposits or obtain borrowings with desired maturities.

The nature of QNB's current operation is such that it is not subject to foreign currency exchange or commodity price risk. Additionally, neither the Corporation nor the Bank owns trading assets. At December 31, 2004, QNB did not have any hedging transactions in place such as interest rate swaps, caps or floors.

QNB anticipates a rise in interest rates through 2005. Given this assumption, the asset/liability strategy for 2005 is to achieve a positive gap position for periods up to a year.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following audited financial statements are set forth in this Annual Report of Form 10-K on the following pages:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

The Board of Directors
QNB Corp:

We have audited the accompanying consolidated balance sheets of QNB Corp. and subsidiary as of December 31, 2004 and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of QNB Corp. and subsidiary as of December 31, 2003 and for each of the years in the two-year period ended December 31, 2003, were audited by other auditors whose report thereon dated February 20, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of QNB Corp. and subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ S.R. Snodgrass, A.C.
March 3, 2005
Wexford, Pennsylvania

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

To the Shareholders and Board of Directors of QNB Corp.:

We have audited the accompanying consolidated balance sheet of QNB Corp. and subsidiary (the "Company") as of December 31, 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QNB Corp. and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Philadelphia, Pennsylvania
February 20, 2004

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

December 31,	2004	2003
Assets		
Cash and due from banks	$ 19,026	$ 21,534
Federal funds sold	3,159	4,532
Total cash and cash equivalents	22,185	26,066
Investment securities		
Available-for-sale (amortized cost $266,000 and $257,084)	267,561	260,631
Held-to-maturity (market value $6,432 and $12,334)	6,203	12,012
Non-marketable equity securities	3,947	3,810
Loans held-for-sale	312	1,439
Total loans, net of unearned income	268,048	232,127
Allowance for loan losses	(2,612)	(2,929)
Net loans	265,436	229,198
Bank-owned life insurance	7,906	7,585
Premises and equipment, net	5,640	5,090
Accrued interest receivable	2,531	2,823
Other assets	1,923	2,177
Total assets	$ 583,644	$ 550,831
Liabilities		
Deposits		
Demand, non-interest-bearing	$ 52,603	$ 50,468
Interest-bearing demand accounts	95,120	107,648
Money market accounts	60,434	38,373
Savings	55,511	52,008
Time	160,845	151,304
Time over $100,000	41,975	38,838
Total deposits	466,488	438,639
Short-term borrowings	13,374	10,416
Federal Home Loan Bank advances	55,000	55,000
Accrued interest payable	1,179	1,285
Other liabilities	1,828	2,051
Total liabilities	537,869	507,391
Shareholders' Equity		
Common stock, par value $0.625 per share; authorized 10,000,000 shares; 3,204,764 shares and 3,202,065 shares issued; 3,098,078 and 3,095,379 shares outstanding	2,003	2,001
Surplus	9,005	8,933
Retained earnings	35,570	31,659
Accumulated other comprehensive income, net	691	2,341
Treasury stock, at cost; 106,686 shares	(1,494)	(1,494)
Total shareholders' equity	45,775	43,440
Total liabilities and shareholders' equity	$ 583,644	$ 550,831

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)

Year Ended December 31,	2004	2003	2002
Interest Income			
Interest and fees on loans	$ 14,229	$ 14,208	$ 14,892
Interest and dividends on investment securities:			
Taxable	8,945	8,603	10,060
Tax-exempt	2,224	2,112	1,979
Interest on Federal funds sold	93	126	152
Interest on interest-bearing balances and other interest income	80	90	108
Total interest income	25,571	25,139	27,191
Interest Expense			
Interest on deposits			
Interest-bearing demand accounts	681	554	393
Money market accounts	441	298	559
Savings	215	324	497
Time	4,153	4,511	5,843
Time over $100,000	990	1,080	1,614
Interest on short-term borrowings	124	106	264
Interest on Federal Home Loan Bank advances	2,902	2,881	2,906
Total interest expense	9,506	9,754	12,076
Net interest income	16,065	15,385	15,115
Provision for loan losses	–	–	–
Net interest income after provision for loan losses	16,065	15,385	15,115
Non-Interest Income			
Fees for services to customers	2,000	1,849	1,634
ATM and debit card income	598	541	509
Income on bank-owned life insurance	300	330	372
Mortgage servicing fees	112	12	97
Net gain (loss) on investment securities available-for-sale	849	(134)	(779)
Net gain on sale of loans	154	923	676
Other operating income	674	679	480
Total non-interest income	4,687	4,200	2,989
Non-Interest Expense			
Salaries and employee benefits	7,163	7,195	6,531
Net occupancy expense	1,013	859	861
Furniture and equipment expense	1,148	1,111	1,060
Marketing expense	557	536	598
Third party services	680	741	640
Telephone, postage and supplies expense	521	556	545
State taxes	375	331	335
Other expense	1,388	1,354	1,375
Total non-interest expense	12,845	12,683	11,945
Income before income taxes	7,907	6,902	6,159
Provision for income taxes	1,704	1,254	1,204
Net Income	$ 6,203	$ 5,648	$ 4,955
Net Income Per Share - Basic	$ 2.00	$ 1.83	$ 1.61
Net Income Per Share - Diluted	$ 1.95	$ 1.79	$ 1.59

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share data)	Number of Shares	Comprehensive Income	Accumulated Other Comprehensive Income (loss)	Common Stock	Surplus	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2001	3,072,718	–	$ 1,099	$ 1,987	$ 8,681	$ 24,946	$ (1,494)	$ 35,219
Net income	–	$ 4,955	–	–	–	4,955	–	4,955
Other comprehensive income, net of tax								
Unrealized holding gains on investment securities available-for-sale	–	1,990	–	–	–	–	–	–
Reclassification adjustment for losses included in net income	–	514	–	–	–	–	–	–
Other comprehensive income	–	2,504	2,504	–	–	–	–	2,504
Comprehensive income	–	$ 7,459	–	–	–	–	–	–
Cash dividends paid ($.60 per share)	–	–	–	–	–	(1,848)	–	(1,848)
Stock issue - Employee stock purchase plan	3,304	–	–	2	50	–	–	52
Stock issued for options exercised	5,572	–	–	4	28	–	–	32
Balance, December 31, 2002	3,081,594	–	3,603	1,993	8,759	28,053	(1,494)	40,914
Net income	–	$ 5,648	–	–	–	5,648	–	5,648
Other comprehensive income, net of tax								
Unrealized holding losses on investment securities available-for-sale	–	(1,350)	–	–	–	–	–	–
Reclassification adjustment for losses included in net income	–	88	–	–	–	–	–	–
Other comprehensive income	–	(1,262)	(1,262)	–	–	–	–	(1,262)
Comprehensive income	–	$ 4,386	–	–	–	–	–	–
Cash dividends paid ($.66 per share)	–	–	–	–	–	(2,042)	–	(2,042)
Stock issue - Employee stock purchase plan	3,415	–	–	2	62	–	–	64
Stock issued for options exercised	10,370	–	–	6	72	–	–	78
Tax benefits from stock plans	–	–	–	–	40	–	–	40
Balance, December 31, 2003	3,095,379	–	2,341	2,001	8,933	31,659	(1,494)	43,440
Net income	–	$ 6,203	–	–	–	6,203	–	6,203
Other comprehensive income, net of tax								
Unrealized holding losses on investment securities available-for-sale	–	(1,090)	–	–	–	–	–	–
Reclassification adjustment for gains included in net income	–	(560)	–	–	–	–	–	–
Other comprehensive income	–	(1,650)	(1,650)	–	–	–	–	(1,650)
Comprehensive income	–	$ 4,553	–	–	–	–	–	–
Cash dividends paid ($.74 per share)	–	–	–	–	–	(2,292)	–	(2,292)
Stock issue - Employee stock purchase plan	2,679	–	–	2	72	–	–	74
Stock issued for options exercised	20	–	–	–	–	–	–	–
Balance, December 31, 2004	3,098,078	–	$ 691	$ 2,003	$ 9,005	$ 35,570	$ (1,494)	$ 45,775

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Year Ended December 31,	2004	2003	2002
Operating Activities			
Net income	$ 6,203	$ 5,648	$ 4,955
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	907	873	835
Securities (gains) losses	(849)	134	779
Net gain on sale of repossessed assets	(141)	–	–
Proceeds from sale of repossessed assets	1,167	–	–
Net gain on sale of loans	(154)	(923)	(676)
Loss on disposal of premises and equipment	3	13	2
Loss on equity investment in title company	26	–	–
Proceeds from sales of residential mortgages	9,162	41,904	24,472
Originations of residential mortgages held-for-sale	(8,055)	(39,244)	(27,276)
Proceeds from sales of student loans	–	403	1,896
Originations of student loans	–	(160)	(1,121)
Income on bank-owned life insurance	(300)	(330)	(372)
Life insurance (premiums) proceeds/net	(21)	142	(27)
Deferred income tax provision	299	(2)	(79)
Change in income taxes payable	282	(121)	(132)
Net decrease (increase) in accrued interest receivable	292	(113)	(213)
Net amortization of premiums and discounts	933	1,447	901
Net decrease in accrued interest payable	(106)	(270)	(588)
(Increase) decrease in other assets	(67)	45	69
(Decrease) increase in other liabilities	(280)	206	(1,336)
Net cash provided by operating activities	9,301	9,652	2,089
Investing Activities			
Proceeds from maturities and calls of investment securities			
available-for-sale	55,334	87,380	63,296
held-to-maturity	5,811	17,706	18,877
Proceeds from sales of investment securities			
available-for-sale	66,715	54,591	17,245
Purchase of investment securities			
available-for-sale	(130,878)	(194,743)	(123,909)
held-to-maturity	–	–	(5,955)
Net increase in loans	(37,156)	(19,050)	(11,934)
Net change in non-marketable securities	(137)	(225)	(845)
Net purchases of premises and equipment	(1,460)	(479)	(720)
Net cash used by investing activities	(41,771)	(54,820)	(43,945)
Financing Activities			
Net increase in non-interest-bearing deposits	2,135	3,389	7,001
Net increase in interest-bearing non-maturity deposits	13,036	42,872	27,315
Net increase in time deposits	12,678	3,465	9,866
Net increase (decrease) in short-term borrowings	2,958	(4,069)	1,034
Proceeds from Federal Home Loan Bank advances	–	–	2,000
Cash dividends paid	(2,292)	(2,042)	(1,848)
Proceeds from issuance of common stock	74	142	84
Net cash provided by financing activities	28,589	43,757	45,452
(Decrease) increase in cash and cash equivalents	(3,881)	(1,411)	3,596
Cash and cash equivalents at beginning of year	26,066	27,477	23,881
Cash and cash equivalents at end of year	$ 22,185	$ 26,066	$ 27,477
Supplemental Cash Flow Disclosures			
Interest paid	$ 9,612	$ 10,024	$ 12,664
Income taxes paid	1,042	1,368	1,400
Non-Cash Transactions			
Change in net unrealized holding gains, net of taxes, on investment securities	(1,650)	(1,262)	2,504
Transfer of loans to repossessed assets	1,026	–	–

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Business

QNB Corp. (the Corporation), through its wholly-owned subsidiary, The Quakertown National Bank (the Bank), has been serving the residents and businesses of upper Bucks, southern Lehigh, and northern Montgomery counties in Pennsylvania since 1877. The Bank is a locally managed community bank that provides a full range of commercial, retail banking and trust and investment management services. The Bank encounters vigorous competition for market share in the communities it serves from bank holding companies, other community banks, thrift institutions, credit unions and other non-bank financial organizations such as mutual fund companies, insurance companies and brokerage companies. QNB Corp. manages its business as a single operating segment.

The Corporation and the Bank are subject to regulations of certain state and Federal agencies. These regulatory agencies periodically examine the Corporation and the Bank for adherence to laws and regulations.

Use of Estimates

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, the Bank. The consolidated entity is referred to herein as "QNB". These statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) and predominant practices within the banking industry. The preparation of these consolidated financial statements requires QNB to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. QNB evaluates estimates on an on-going basis, including those related to the allowance for loan losses, non-accrual loans, other real estate owned, other-than-temporary investment impairments, intangible assets, stock option plans and income taxes. QNB bases its estimates on historical experience and various other factors and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements. Tabular information other than share data is presented in thousands of dollars. Certain previously reported amounts have been reclassified to conform to current presentation standards. These reclassifications had no effect on net income.

Stock Split

On August 19, 2003, the Board of Directors authorized a two-for-one split of the Corporation's common stock, effected by a distribution on October 14, 2003 of one share for each one share held of record at the close of business on September 30, 2003. All earnings per share and common stock information is presented as if the stock split occurred prior to the earliest year included in these financial statements.

Investment Securities

Investment securities that QNB has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as accumulated other comprehensive income or loss, a separate component of shareholders' equity. Management determines the appropriate classification of securities at the time of purchase.

Available-for-sale securities include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in market interest rates and related changes in the securities' prepayment risk or to meet liquidity needs.

Premiums and discounts on debt securities are recognized in interest income using a constant yield method. Gains and losses on sales of investment securities are computed on the specific identification method and included in non-interest income.

Non-marketable Equity Securities

Non-marketable equity securities are comprised of restricted stock of the Federal Home Loan Bank of Pittsburgh (FHLB), the Federal Reserve Bank, and Atlantic Central Bankers Bank. These restricted securities are carried at cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other-than-Temporary Impairment of Investment Securities

Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other-than-temporary. The term "other-than-temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Loans

Loans are stated at the principal amount outstanding, net of deferred loan fees and costs. Interest income is accrued on the principal amount outstanding. Loan origination and commitment fees and related direct costs are deferred and amortized to income over the term of the respective loan and loan commitment period as a yield adjustment.

Loans held-for-sale consist of residential mortgage loans and are carried at the lower of aggregate cost or market value. Gains and losses on residential mortgages held-for-sale are included in non-interest income.

Non-Performing Assets

Non-performing assets are comprised of non-accrual loans and other real estate owned. Non-accrual loans are those on which the accrual of interest has ceased. Commercial loans are placed on non-accrual status immediately if, in the opinion of management, collection is doubtful, or when principal or interest is past due 90 days or more and collateral is insufficient to cover principal and interest. Interest accrued, but not collected at the date a loan is placed on non-accrual status, is reversed and charged against interest income. Subsequent cash receipts are applied either to the outstanding principal or recorded as interest income, depending on management's assessment of the ultimate collectibility of principal and interest. Loans are returned to an accrual status when the borrower's ability to make periodic principal and interest payments has returned to normal (i.e. brought current with respect to principal or interest or restructured) and the paying capacity of the borrower and/or the underlying collateral is deemed sufficient to cover principal and interest. Consumer loans are not automatically placed on non-accrual status when principal or interest payments are 90 days past due, but in most instances, are charged-off when deemed uncollectible or after reaching 120 days past due.

Accounting for impairment in the performance of a loan is required when it is probable that all amounts, including both principal and interest, will not be collected in accordance with the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loans are collateral dependent. Impairment criteria are applied to the loan portfolio exclusive of smaller homogeneous loans such as residential mortgage and consumer loans which are evaluated collectively for impairment.

Other real estate owned is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Other real estate owned is recorded at the lower of the carrying value of the loan or the fair value of the property less disposal costs. Loan losses arising from the acquisition of such properties are charged against the allowance for loan losses. Holding expenses related to the operation and maintenance of properties are expensed as incurred. Gains and losses upon disposition are reflected in earnings as realized.

Allowance for Loan Losses

QNB maintains an allowance for loan losses, which is intended to absorb probable known and inherent losses in the outstanding loan portfolio. The allowance is reduced by actual credit losses and is increased by the provision for loan losses and recoveries of previous losses. The provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered necessary by management.

The allowance for loan losses is based on management's continuing review and evaluation of the loan portfolio. The level of the allowance is determined by assigning specific reserves to individually identified problem credits and general reserves to all other loans. The portion of the allowance that is allocated to internally criticized and non-accrual loans is determined by estimating the inherent loss on each credit after giving consideration to the value of underlying collateral. The general reserves are based on the composition and risk characteristics of the loan portfolio, including the nature of the loan portfolio, credit concentration trends, historic and anticipated delinquency and loss experience, as well as other qualitative factors such as current economic trends.

Management emphasizes loan quality and close monitoring of potential problem credits. Credit risk identification and review processes are utilized in order to assess and monitor the degree of risk in the loan portfolio. QNB's lending and loan administration staff are charged with reviewing the loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay debt or the value of pledged collateral. A loan classification and review system exists that identifies those loans with a higher than normal risk of uncollectibility. Each commercial loan is assigned a grade based upon an assessment of the borrower's financial capacity to service the debt and the presence and value of collateral for the loan. An independent loan review group tests risk assessments and evaluates the adequacy of the allowance for loan losses. Management meets monthly to review the credit quality of the loan portfolio and quarterly to review the allowance for loan losses.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review QNB's allowance for losses on loans. Such agencies may require QNB to recognize additions to the allowance based on their judgments using information available to them at the time of their examination.

Management believes that it uses the best information available to make determinations about the adequacy of the allowance and that it has established its existing allowance for loan losses in accordance with GAAP. If circumstances differ substantially from the assumptions used in making determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be affected. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above.

Transfers and Servicing of Financial Assets

QNB continues to carry servicing assets, relating to mortgage loans it has sold. Such servicing assets are recorded based on the relative fair values of the servicing assets and loans sold at the date of transfer. The servicing asset is amortized in proportion to and over the period of net servicing income. Servicing assets are assessed for impairment based on their disaggregated fair value.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated principally on an accelerated or straight-line basis over the estimated useful lives of the assets as follows: buildings—10 to 40 years, and equipment—3 to 10 years. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses upon disposition are reflected in earnings as realized.

Bank-Owned Life Insurance

The Bank invests in bank-owned life insurance (BOLI) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank on a chosen group of employees. The Bank is the owner and beneficiary of the policies. Income from the increase in cash surrender value of the policies is included on the income statement.

Stock-Based Compensation

At December 31, 2004, QNB had a stock-based employee compensation plan, which is described more fully in Note 14. QNB accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect of net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

December 31,	2004	2003	2002
Net income, as reported	$ 6,203	$ 5,648	$ 4,955
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	95	104	91
Pro forma net income	$ 6,108	$ 5,544	$ 4,864
Earnings per share			
Basic - as reported	$ 2.00	$ 1.83	$ 1.61
Basic - pro forma	$ 1.97	$ 1.79	$ 1.58
Diluted - as reported	$ 1.95	$ 1.79	$ 1.59
Diluted - pro forma	$ 1.92	$ 1.76	$ 1.57

SFAS No. 123 provides an alternative method of accounting for stock-based compensation arrangements. This method is based on fair value of the stock-based compensation determined by an option pricing model utilizing various assumptions regarding the underlying attributes of the options and QNB's stock, rather than the existing method of accounting for stock-based compensation which is provided in Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees." The Financial Accounting Standards Board encourages entities to adopt the fair value based method, but does not require the adoption of this method. QNB applies APB No. 25 and related Interpretations in accounting for the Plan.

For purposes of computing pro forma results, QNB estimated the fair value of stock options on the date of the grant using the Black-Scholes option pricing model. The model requires the use of numerous assumptions, many of which are highly subjective in nature. Therefore, the pro forma results are, of necessity, estimates of results of operations as if compensation expense had been recognized for all stock-based compensation plans and are not indicative of the impact on future periods. The following assumptions were used in the option pricing model for purposes of estimating pro forma results.

Year ended December 31,	2004	2003	2002
Risk-free interest rate	4.39%	3.97%	4.83%
Dividend yield	2.20	3.30	3.72
Volatility	13.61	24.53	21.63
Expected life	10 yrs.	10 yrs.	10 yrs.

The weighted average fair value per share of options granted during 2004, 2003 and 2002 was $7.18, $4.67 and $3.43, respectively.

Income Taxes

QNB accounts for income taxes under the asset/liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become available. Because the judgment about the level of future taxable income is dependent to a great extent on matters that may, at least in part, go beyond QNB's control, it is at least reasonably possible that management's judgment about the need for a valuation allowance for deferred taxes could change in the near term.

Net Income Per Share

Basic earnings per share excludes any dilutive effects of options and is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares that were outstanding during the period. For the purpose of earnings per share, share and per share data, for all periods presented, have been restated to reflect the two-for-one stock split distributed October 14, 2003.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business entity during a period due to transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. For QNB, the primary component of other comprehensive income is the unrealized holding gains or losses on available-for-sale investment securities.

Recent Accounting Pronouncements

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123(R), "Share-Based Payment." Statement No. 123(R) replaces Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation costs for new and modified awards over the related vesting period of such awards prospectively and record compensation costs prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. Statement No. 123(R) is effective for periods beginning after June 15, 2005. The Corporation is currently examining the effects of this statement and has not yet determined the method of adoption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans or Certain Debt Securities Acquired in a Transfer

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3 (SOP 03-3), "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer, including business combinations, if those differences are attributable, at least in part, to credit quality. SOP 03-3 is effective for loans for debt securities acquired in fiscal years beginning after December 15, 2004. The Corporation intends to adopt the provisions of SOP 03-3 effective January 1, 2005, and does not expect the initial implementation to have a material effect on the Corporation's consolidated financial statements.

Loan Commitments

In March 2004, the SEC released Staff Accounting Bulletin (SAB) No. 105, "Application of Accounting Principles to Loan Commitments." SAB No. 105 provides guidance about the measurements of loan commitments recognized at fair value under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SAB No. 105 also requires companies to disclose their accounting policy for those loan commitments including methods and assumptions used to estimate fair value and associated hedging strategies. SAB No. 105 is effective for all loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of SAB No. 105 did not have a material effect on the consolidated financial statements.

Other-Than-Temporary Impairment of Investment Securities

In December 2003, the FASB's Emerging Issues Task Force (EITF) issued EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The EITF addresses disclosure requirements regarding information about temporarily impaired investments. The requirements are effective for fiscal years ending after December 15, 2003 for all entities that have debt or marketable equity securities with market values below carrying values. The requirements apply to investments in debt and marketable equity securities that are accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The requirements apply only to annual financial statements. As of December 31, 2004, QNB has included the required disclosures in their financial statements.

In March 2004, the EITF reached a consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance regarding the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and to equity securities accounted for under the cost method. Included in EITF 03-1 is guidance on how to account for impairments that are solely due to interest rate changes, including changes resulting from increases in sector credit spreads. This guidance was to become effective for reporting periods beginning after June 15, 2005. However, on September 30, 2004, the FASB issued a Staff Position that delays the effective date for the recognition and measurement guidance of EITF 03-1 until additional clarifying guidance is issued. Management is not able to assess the impact of the adoption of EITF 03-1 until final guidance is issued.

Statement of Cash Flows

Cash and cash equivalents for purposes of this statement consist of cash on hand, cash items in process of collection, amounts due from banks, interest earning deposits in other financial institutions and Federal funds sold.

Note 2 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (share and per share data have been restated to reflect the two-for-one stock split paid October 14, 2003 and are not in thousands):

	2004	2003	2002
Numerator for basic and diluted earnings per share - net income	$ 6,203	$ 5,648	$ 4,955
Denominator for basic earnings per share - weighted average shares outstanding	3,096,360	3,091,640	3,078,550
Effect of dilutive securities - employee stock options	81,792	61,665	30,803
Denominator for diluted earnings per share - adjusted weighted average shares outstanding	3,178,152	3,153,305	3,109,353
Earnings per share - basic	$2.00	$1.83	$1.61
Earnings per share - diluted	1.95	1.79	1.59

There were 20,000 stock options that were anti-dilutive as of December 31, 2004. These stock options were not included in the above calculation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Cash And Due From Banks

Included in cash and due from banks are reserves in the form of deposits with the Federal Reserve Bank of $8,445,000 and $9,165,000 to satisfy Federal regulatory requirements as of December 31, 2004 and 2003.

Note 4 - Investment Securities Available-For-Sale

The amortized cost and estimated fair values of investment securities available-for-sale at December 31, 2004 and 2003 were as follows:

December 31,	2004				2003			
	Aggregate fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost	Aggregate fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
U.S. Treasury	$ 6,114	$ -	$ 53	$ 6,167	$ 6,792	$ 19	$ 1	$ 6,774
U.S. Government agencies	46,478	40	65	46,503	43,279	339	67	43,007
State and municipal securities	45,992	1,162	137	44,967	41,076	1,162	217	40,131
Mortgage-backed securities	67,510	566	185	67,129	66,476	835	159	65,800
Collateralized mortgage obligations (CMOs)	70,789	127	865	71,527	68,761	364	1,086	69,483
Other debt securities	21,972	2,000	-	19,972	25,214	2,379	-	22,835
Equity securities	8,706	698	1,727	9,735	9,033	951	972	9,054
Total investment securities available-for-sale	$ 267,561	$ 4,593	$ 3,032	$ 266,000	$ 260,631	$ 6,049	$ 2,502	$ 257,084

The amortized cost and estimated fair value of securities available-for-sale by contractual maturity at December 31, 2004 are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2004	Aggregate fair value	Amortized cost
Due in one year or less	$ 3,042	$ 3,060
Due after one year through five years	45,160	44,723
Due after five years through ten years	54,596	52,774
Due after ten years	156,057	155,708
Equity securities	8,706	9,735
Total securities available-for-sale	$ 267,561	$ 266,000

Proceeds from sales of investment securities available-for-sale are as follows:

	2004	2003	2002
Proceeds	$ 66,715	$ 54,591	$ 17,245
Gross gains	1,207	455	165
Gross losses	358	589	944

There were no other-than-temporary impairment charges in 2004. Included in gross losses for 2003 and 2002 were other-than-temporary impairment charges of $126,000 and $702,000, respectively.

Held-To-Maturity

The amortized cost and estimated fair values of investment securities held-to-maturity at December 31, 2004 and 2003 were as follows:

December 31,	2004				2003			
	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Aggregate fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Aggregate fair value
State and municipal securities	$ 6,203	$ 229	$ –	$ 6,432	$ 11,180	$ 317	$ –	$ 11,497
Collateralized mortgage obligations (CMOs)	–	–	–	–	832	5	–	837
Total investment securities held-to-maturity	$ 6,203	$ 229	$ –	$ 6,432	$ 12,012	$ 322	$ –	$ 12,334

The amortized cost and estimated fair values of securities held-to-maturity by contractual maturity at December 31, 2004, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

December 31, 2004	Aggregate fair value	Amortized cost
Due in one year or less	$ 304	$ 300
Due after one year through five years	1,159	1,113
Due after five years through ten years	–	–
Due after ten years	4,969	4,790
Total securities held-to-maturity	$ 6,432	$ 6,203

There were no sales of investment securities classified as held-to-maturity during 2004, 2003 or 2002. At December 31, 2004 and 2003, investment securities totaling $103,305,000 and $84,425,000 were pledged as collateral for repurchase agreements and deposits of public funds.

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2004:

	Less than 12 months		12 months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Treasury	$ 6,114	$ 53	$ –	$ –	$ 6,114	$ 53
U.S. Government agencies	24,875	45	980	20	25,855	65
State and municipal securities	10,152	137	–	–	10,152	137
Mortgage-backed securities	21,834	157	1,517	28	23,351	185
Collateralized mortgage obligations (CMOs)	34,099	368	18,355	497	52,454	865
Equity securities	1,365	255	4,028	1,472	5,393	1,727
Total	$ 98,439	$ 1,015	$ 24,880	$ 2,017	$ 123,319	$ 3,032

The unrealized losses in QNB's investment holdings are related to the dynamic nature of interest rates. One of QNB's prime objectives with the investment portfolio is to invest excess liquidity that is not needed to fund loans. As a result, QNB adds new investments throughout the year as they become available through deposit inflows or roll-off from loans and securities. The unrealized losses in certain holdings are the result of these being purchased when market interest rates were lower than at year end. As interest rates increase, fixed rate securities generally fall in market price to reflect the higher market yield. If held to maturity, all of the bonds will mature at par, and QNB will not realize a loss.

A portion of the unrealized losses is also related to four adjustable rate Fannie Mae and Freddie Mac preferred stocks. The dividend on these holdings resets at regular intervals at a specific spread to a predetermined index (such as the two year Treasury yield). The dividend is also eligible for the dividend received deduction (DRD), which exempts 70 percent of the dividend from Federal taxes. As interest rates fell sharply and the dividends on these decreased, the benefit of the DRD decreased as well. As a result, the market price fell to compensate buyers for the decreased tax benefit. As interest rates rise and the tax benefit widens, we expect the market price of these stocks to rise as well.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Loans

December 31,	2004	2003
Commercial and industrial	$ 57,364	$ 47,196
Agricultural	8	14
Construction	7,027	9,056
Real estate-commercial	98,397	86,707
Real estate-residential	99,893	83,703
Consumer	5,376	5,604
Total loans	268,065	232,280
Less unearned income	17	153
Total loans, net of unearned income	$ 268,048	$ 232,127

Real estate commercial loans include all loans collateralized at least in part by commercial real estate. These loans may not be for the expressed purpose of conducting commercial real estate transactions.

At December 31, 2004 and 2003, the recorded investment in loans for which impairment has been recognized totaled $372,000 and $796,000 of which $372,000 and $404,000 required no allowance for loan loss. As of December 31, 2003, $392,000 of loans required an allowance for loan loss of $100,000. Most of the loans identified as impaired are collateral-dependent. For the years ended December 31, 2004, 2003 and 2002, the average recorded investment in impaired loans was approximately $507,000, $508,000 and $699,000, respectively. QNB recognized $111,000, $56,000 and $68,000 of interest income on these loans in 2004, 2003 and 2002, respectively.

Included within the loan portfolio are loans on non-accrual status of $373,000 and $818,000 at December 31, 2004 and 2003, respectively. These loans are included in the impaired loan total above. If interest on non-accrual loans had been accrued throughout the period, interest income for the years ended December 31, 2004, 2003 and 2002, would have increased approximately $21,000, $40,000 and $19,000, respectively. The amount of interest income on these loans that was included in net income in 2004, 2003 and 2002 was $0, $55,000 and $31,000, respectively.

QNB generally lends in its trade area which is comprised of Quakertown and the surrounding communities. To a large extent, QNB makes loans collateralized at least in part by real estate. Its lending activities could be affected by changes in the general economy, the regional economy, or real estate values. QNB's commercial loans are not considered to be concentrated within any one industry, except those loans to real estate developers and investors which account for $52,046,000 or 19.4 percent of the loan portfolio at December 31, 2004. This is an increase from the $40,106,000, or 17.3 percent, at December 31, 2003. Concentration is based upon Standard Industrial Classification codes used for bank regulatory purposes and is considered to be 10 percent or more of total loans.

Note 6 - Allowance For Loan Losses

Activity in the allowance for loan losses is shown below:

December 31,	2004	2003	2002
Balance at beginning of year	$ 2,929	$ 2,938	$ 2,845
Charge-offs	(406)	(28)	(39)
Recoveries	89	19	132
Net (charge-offs) recoveries	(317)	(9)	93
Provision for loan losses	–	–	–
Balance at end of year	$ 2,612	$ 2,929	$ 2,938

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Premises And Equipment

Premises and equipment, stated at cost less accumulated depreciation and amortization, are summarized below:

December 31,	2004	2003
Land and buildings	$ 5,543	$ 4,928
Furniture and equipment	7,648	7,162
Leasehold improvements	1,655	1,593
Book value	14,846	13,683
Accumulated depreciation and amortization	(9,206)	(8,593)
Net book value	$ 5,640	$ 5,090

Depreciation and amortization expense on premises and equipment amounted to $907,000, $873,000 and $835,000, for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 8 - Intangible Assets

As a result of the purchase of deposits in 1997, QNB recorded a deposit premium of $511,000. This premium is being amortized, for book purposes, over ten years and is reviewed annually for impairment. The net accumulated amortization was $145,000 and $196,000 at December 31, 2004 and 2003, respectively. Amortization expense for core deposit intangibles for each of the years ended December 31, 2004, 2003 and 2002 was $51,000.

The following table reflects the components of mortgage servicing rights as of the periods indicated:

Years Ended December 31,	2004	2003	2002
Mortgage servicing rights beginning balance	$ 582	$ 429	$ 240
Mortgage servicing rights capitalized	66	345	246
Mortgage servicing rights amortized	(122)	(174)	(91)
Fair market value adjustments	26	(18)	34
Mortgage servicing rights ending balance	$ 552	$ 582	$ 429
Mortgage loans serviced for others	$ 78,904	$ 74,857	$ 71,621
Amortization expense of intangible assets for the years ended December 31	173	225	142

The annual estimated amortization expense of intangible assets for each of the five succeeding fiscal years is as follows:

Estimated annual amortization expense	for the year ended December 31, 2005	$ 159
	for the year ended December 31, 2006	144
	for the year ended December 31, 2007	119
	for the year ended December 31, 2008	62
	for the year ended December 31, 2009	50

Note 9 - Time Deposits

The aggregate amount of time deposits including deposits in denominations of $100,000 or more was $202,820,000 and $190,142,000 at December 31, 2004 and 2003, respectively. The scheduled maturities of time deposits as of December 31, 2004 for the years 2005 through 2009 and thereafter are approximately $103,405,000, $48,221,000, $41,694,000, $4,510,000, $4,944,000 and $46,000, respectively.

Note 10 - Short-Term Borrowings

December 31,	Securities Sold under Agreements to Repurchase [a]	Other Short-term Borrowings [b]
2004		
Balance	$ 12,774	$ 600
Maximum indebtedness at any month end	14,033	8,549
Daily average indebtedness outstanding	10,735	1,203
Average rate paid for the year	.99 %	1.42 %
Average rate on period-end borrowings	1.47	2.03
2003		
Balance	$ 9,816	$ 600
Maximum indebtedness at any month end	11,550	600
Daily average indebtedness outstanding	9,802	424
Average rate paid for the year	1.04 %	1.10 %
Average rate on period-end borrowings	.85	.73

[a] Securities sold under agreements to repurchase mature within 30 days. The repurchase agreements were collateralized by U.S. Government agency securities, mortgage-backed securities and CMOs with an amortized cost of $15,287,000 and $14,827,000 and a fair value of $15,210,000 and $14,814,000 at December 31, 2004 and 2003, respectively. These securities are held in safekeeping at the Federal Reserve Bank.

[b] Other short-term borrowings include Federal funds purchased, overnight borrowings from FHLB and Treasury tax and loan notes.

Note 11 - FHLB Advances

Under terms of its agreement with the FHLB, QNB maintains otherwise unencumbered qualifying assets (principally 1-4 family residential mortgage loans and U.S. Government and agency notes, bonds, and mortgage-backed securities) in the amount of at least as much as its advances from the FHLB. QNB's FHLB stock of $3,857,100 and $3,720,000 at December 31, 2004 and 2003, respectively, is also pledged to secure these advances.

At December 31, 2004 and 2003, there were $55,000,000 in outstanding advances with a weighted average rate of 5.29 percent and 5.16 percent, respectively. Advances are made pursuant to several different credit programs offered by the FHLB. At December 31, 2004, $35,000,000 of these advances are convertible, whereby the FHLB has the option at a predetermined time to convert the fixed interest rate to an adjustable rate tied to LIBOR. QNB then has the option to prepay these advances if the FHLB converts the interest rate.

Outstanding borrowings as of December 31, 2004 mature as follows:

Loans maturing in 2005 with a rate of 2.64%	$ 2,000
Loans maturing in 2006 with a rate of 2.61%	3,000
2007	–
2008	–
Loans maturing in 2009 with rates ranging from 5.05% to 5.97%	26,500
Loans maturing in 2010 with rates ranging from 5.86% to 6.02%	9,500
Loans maturing in 2011 with rates ranging from 4.99% to 6.04%	14,000
Total FHLB advances	$ 55,000

Note 12 - Income Taxes

The components of the provision for income taxes are as follows:

Year Ended December 31,	2004	2003	2002
Current:			
Federal income taxes	$ 1,405	$ 1,256	$ 1,283
Deferred Federal income taxes	299	(2)	(79)
Net provision	$ 1,704	$ 1,254	$ 1,204

At December 31, 2004 and 2003, the tax effects of temporary differences that represent the significant portion of deferred tax assets and liabilities are as follows:

Year Ended December 31,	2004	2003
Deferred tax assets		
Allowance for loan losses	$ 697	$ 750
Impaired equity securities	52	272
Deferred compensation	199	202
Deposit premium	42	36
Other	14	35
Total deferred tax assets	1,004	1,295
Deferred tax liabilities		
Depreciation	158	138
Mortgage servicing rights	188	198
Net unrealized holding gains on investment securities available-for-sale	870	1,206
Other	37	39
Total deferred tax liabilities	1,253	1,581
Net deferred tax liabilities	$ (249)	$ (286)

The realizability of deferred tax assets is dependent upon a variety of factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities and tax planning strategies. A valuation allowance of $95,000 was established during the year ended December 31, 2002 to offset a portion of the tax benefits associated with certain impaired securities that management believed may not be realizable. This valuation allowance was reversed during 2003 as a result of the ability to realize tax benefits associated with certain impaired securities, due to the increase in unrealized gains of certain equity securities. Based upon these and other factors, management believes it is more likely than not that QNB will realize the benefits of these remaining deferred tax assets. The net deferred tax liability is included in other liabilities on the consolidated balance sheet.

A reconciliation between the statutory and effective tax rate for net income was as follows:

Year Ended December 31,	2004	2003	2002
Provision at statutory rate	$ 2,688	$ 2,347	$ 2,094
Tax-exempt interest income	(879)	(843)	(840)
Bank-owned life insurance	(102)	(112)	(126)
Life insurance proceeds	–	(37)	–
Change in valuation allowance	–	(95)	95
Other	(3)	(6)	(19)
Total provision	$ 1,704	$ 1,254	$ 1,204

Note 13 - Employee Benefit Plans

Until December 31, 2002, QNB maintained a money purchase defined contribution plan which covered all employees who met the age and service requirements. QNB made contributions to the money purchase plan equivalent to 5 percent of total compensation (as defined by the plan). QNB contributed and expensed $217,039 to this plan in 2002. QNB also had a 401(k) profit sharing plan pursuant to the provisions of 401(k) of the Internal Revenue Code. The plan covered substantially all employees who met the age and service requirements. The 401(k) plan provided for elective employee contributions up to 9 percent of compensation and a matching company contribution limited to 3 percent. QNB made contributions to the profit sharing plan as directed by its Board of Directors. For 2002, QNB contributed and expensed $119,063 to the 401(k) profit sharing plan.

Effective January 1, 2003, these two plans were merged and restated into The Quakertown National Bank Retirement Savings Plan. The plan provides for elective employee contributions up to 20 percent of compensation and a matching company contribution limited to 3 percent. In addition, the plan provides for safe harbor nonelective contributions of 5 percent of total compensation by QNB. For 2004 and 2003, QNB contributed $140,131 and $141,597 as a matching contribution and $259,981 and $257,927 as a safe harbor contribution to the plan.

QNB's Employee Stock Purchase Plan (the "Plan") offers eligible employees an opportunity to purchase shares of QNB Corp. Common Stock at a 10 percent discount from the lesser of fair market value on the first or last day of each offering period (as defined by the plan). The Plan authorizes the issuance of 42,000 shares. As of December 31, 2004, 11,112 shares were issued under the plan.

Shares issued pursuant to the Plan, were as follows:

Year Ended December 31,	Shares	Price per Share		
2004	2,679	$ 27.45	and	$ 27.45
2003	3,415	18.00	and	19.82
2002	3,304	14.85	and	17.10

Note 14 - Stock Option Plan

QNB has a stock option plan (the "Plan") administered by a committee which consists of three or more members of QNB's Board of Directors. The Plan provides for the granting of either (i) Non-Qualified Stock Options (NQSOs) or (ii) Incentive Stock Options (ISOs). The exercise price of an option is the fair market value of QNB's common stock at the date of grant, as defined by the Plan. The Plan provides for the exercise either in cash or in securities of the Corporation or in any combination thereof.

The Plan authorizes the issuance of 220,500 shares. The time period by which any option is exercisable under the Plan is determined by the Committee but shall not commence before the expiration of six months or continue beyond the expiration of ten years after the date the option is awarded. As of December 31, 2004, there were 196,558 options granted and 182,392 options outstanding under the Plan.

Changes in total options outstanding during 2004, 2003 and 2002, were as follows:

	Number of Options	Exercise Price per Option	Average Exercise Price
December 31, 2001	137,960	$ 13.09 - $ 16.70	$ 14.53
Exercised	(28,100)	13.09 - 16.70	14.58
Expired	(1,654)	13.30	13.30
Granted	40,000	16.13	16.13
December 31, 2002	148,206	13.09 - 16.70	14.97
Exercised	(25,794)	13.09 - 16.70	15.30
Granted	40,000	20.00	20.00
December 31, 2003	162,412	13.09 - 20.00	16.15
Exercised	(20)	13.09	13.09
Granted	20,000	33.25	33.25
December 31, 2004	182,392	$ 13.09 - $ 33.25	$ 18.03

The following table summarizes information about stock options outstanding at December 31, 2004:

	Exercisable		
Exercise Price Range	Options	Average Life[1]	Average Exercise Price
$ 13.09 - $ 13.30	56,378	5.58	$ 13.20
16.13 - 20.00	106,014	6.70	17.73
33.25	20,000	9.34	33.25
Total	182,392	6.64	$ 18.03

[1] Average contractual life remaining in years

Note 15 - Related Party Transactions

The following table presents activity in the amounts due from directors, principal officers, and their related interests. All of these transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Also, they did not involve a more than normal risk of collectibility or present any other unfavorable features.

Balance, December 31, 2003	$ 1,740
New loans	2,909
Repayments	3,214
Balance, December 31, 2004	$ 1,435

QNB allowed its directors to defer a portion of their compensation. The amount of deferred compensation accrued as of December 31, 2004 and 2003, was $584,000 and $593,000, respectively.

During 2003, QNB entered into an agreement with a Director for the renovation of the Bank's operation center. This agreement was approved by the Board of Directors. The total paid during 2003 was $62,000.

On July 21, 2004, the Bank entered into an agreement with a director of QNB Corp. for the purchase by the Bank of a two story building for a purchase price of $600,000. The price was determined through an independent third party appraisal. Management of QNB Corp. and the Bank believe that the transaction reflects arm's-length negotiated terms. The Bank intends to use the acquired property for additional office space.

Note 16 - Commitments And Contingencies

Financial instruments with off-balance-sheet risk:

In the normal course of business there are various legal proceedings, commitments, and contingent liabilities which are not reflected in the financial statements. Management does not anticipate any material losses as a result of these transactions and activities. They include, among other things, commitments to extend credit and standby letters of credit. Outstanding standby letters of credit amounted to $3,637,000 and $5,632,000, and commitments to extend credit and unused lines of credit totaled $81,788,000 and $59,406,000 at December 31, 2004 and 2003, respectively. The maximum exposure to credit loss, which represents the possibility of sustaining a loss due to the failure of the other parties to a financial instrument to perform according to the terms of the contract, is represented by the contractual amount of these instruments. QNB uses the same lending standards and policies in making credit commitments as it does for on-balance sheet instruments. The activity is controlled through credit approvals, control limits, and monitoring procedures.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. QNB evaluates each customer's creditworthiness on a case-by-case basis.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk and collateral policy involved in issuing letters of credit are essentially the same as those involved in extending loan commitments.

The amount of collateral obtained for letters of credit and commitments to extend credit is based on management's credit evaluation of the customer. Collateral varies, but may include real estate, accounts receivable, marketable securities, pledged deposits, inventory or equipment.

Other commitments:

QNB has committed to various operating leases for several of their branch and office facilities. The minimum annual rental commitments under these leases outstanding at December 31, 2004 are as follows:

	Minimum Lease Payments
2005	$ 274
2006	260
2007	244
2008	244
2009	223
Thereafter	2,077

Rent expense under leases for each of the years ended December 31, 2004, 2003 and 2002, was $299,000, $264,000 and $273,000, respectively.

Note 17 - Other Comprehensive Income

The tax effects allocated to each component of other comprehensive income are as follows:

	Before-Tax Amount	Tax Expense (Benefit)	Net-of-Tax Amount
Year Ended December 31, 2004			
Unrealized losses on securities			
Unrealized holding losses arising during the period	$ (1,137)	$ 47	$ (1,090)
Reclassification adjustment for gains included in net income	(849)	289	(560)
Other comprehensive income	$ (1,986)	$ 336	$ (1,650)
Year Ended December 31, 2003			
Unrealized losses on securities			
Unrealized holding losses arising during the period	$ (2,111)	$ 761	$ (1,350)
Reclassification adjustment for losses included in net income	134	(46)	88
Other comprehensive income	$ (1,977)	$ 715	$ (1,262)
Year Ended December 31, 2002			
Unrealized gains on securities			
Unrealized holding gains arising during the period	$ 3,079	$ (1,089)	$ 1,990
Reclassification adjustment for losses included in net income	779	(265)	514
Other comprehensive income	$ 3,858	$ (1,354)	$ 2,504

Note 18 - Disclosures About Fair Value of Financial Instruments

All entities are required to disclose estimated fair values for their financial instruments, whether or not recognized in the balance sheet. For QNB, as for most financial institutions, substantially all of its assets and liabilities are considered financial instruments.

Estimates of fair value are made at a specific point in time, based upon, where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time QNB's entire holdings of a particular financial instrument. For a substantial portion of QNB's financial instruments, no quoted market exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions regarding the amount and timing of estimated future cash flows, which are discounted to reflect varying degrees of risk. Given the uncertainties surrounding these assumptions, the reported fair values may not represent actual values of financial instruments that could have been realized as of year-end or that will be realized in the future. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

The estimated fair values and carrying amounts are summarized as follows:

December 31,	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets				
Cash and due from banks	$ 19,026	$ 19,026	$ 21,534	$ 21,534
Federal funds sold	3,159	3,159	4,532	4,532
Investment securities available-for-sale	267,561	267,561	260,631	260,631
Investment securities held-to-maturity	6,203	6,432	12,012	12,334
Non-marketable equity securities	3,947	3,947	3,810	3,810
Loans held-for-sale	312	305	1,439	1,462
Net loans	265,436	265,810	229,198	232,404
Bank-owned life insurance	7,906	7,906	7,585	7,585
Mortgage servicing rights	552	637	582	582
Accrued interest receivable	2,531	2,531	2,823	2,823
Financial Liabilities				
Deposits with no stated maturities	263,668	263,668	248,497	248,497
Deposits with stated maturities	202,820	203,152	190,142	193,253
Short-term borrowings	13,374	13,374	10,416	10,416
Federal Home Loan Bank advances	55,000	58,656	55,000	58,751
Accrued interest payable	1,179	1,179	1,285	1,285

The estimated fair value of QNB's off-balance sheet financial instruments is as follows:

December 31,	2004		2003	
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Commitments to extend credit	$ 81,788	–	$ 58,770	–
Standby letters of credit	3,637	–	5,632	–

The following methods and assumptions were used to estimate the fair value of each major classification of financial instruments at December 31, 2004 and 2003.

Cash and due from banks, Federal funds sold, bank-owned life insurance, accrued interest receivable and accrued interest payable: Current carrying amounts approximate estimated fair value.

Investment securities: Quoted market prices were used to determine fair value.

Non-marketable equity securities: The fair value of stock in Atlantic Central Bankers Bank, the Federal Reserve Bank and the Federal Home Loan Bank is the carrying amount.

Loans and mortgage servicing rights: The fair value for loans and mortgage servicing rights is estimated by discounting contractual cash flows and adjusting for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar characteristics.

Deposit liabilities: The fair value of deposits with no stated maturity (e.g. demand deposits, interest-bearing demand accounts, money market accounts and savings accounts) are by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts). This approach to estimating fair value excludes the significant benefit that results from the low-cost funding provided by such deposit liabilities, as compared to alternative sources of funding. Deposits with a stated maturity (time deposits) have been valued using the present value of cash flows discounted at rates approximating the current market for similar deposits.

Short-term borrowings and Federal Home Loan Bank advances: Short-term borrowings and advances from the Federal Home Loan Bank have been valued using the present value of cash flows discounted at rates approximating the current market for similar liabilities.

Off-balance-sheet instruments: Off-balance-sheet instruments are primarily comprised of loan commitments which are generally priced at market at the time of funding. Fees on commitments to extend credit and standby letters of credit are deemed to be immaterial and these instruments are expected to be settled at face value or expire unused. It is impractical to assign any fair value to these instruments.

Note 19 - Parent Company Financial Information

Condensed financial statements of QNB Corp. only:

Balance Sheets

December 31,	2004	2003
Assets		
Cash and due from banks	$ 6	$ 26
Investment securities available-for-sale	3,869	3,501
Investment in subsidiary	42,127	39,864
Other assets	8	173
Total assets	$ 46,010	$ 43,564
Liabilities		
Other liabilities	$ 235	$ 124
Shareholders' equity		
Common stock	2,003	2,001
Surplus	9,005	8,933
Retained earnings	35,570	31,659
Accumulated other comprehensive income	691	2,341
Treasury stock	(1,494)	(1,494)
Total shareholders' equity	45,775	43,440
Total liabilities and shareholders' equity	$ 46,010	$ 43,564

Statements of Income

Year Ended December 31,	2004	2003	2002
Dividends from subsidiary	$ 2,182	$ 2,050	$ 1,913
Interest and dividend income	48	39	40
Securities gains (losses)	613	23	(663)
Total income	2,843	2,112	1,290
Expenses	203	153	149
Income before applicable income taxes and equity in undistributed income of subsidiary	2,640	1,959	1,141
Income taxes (benefit)	144	(135)	(197)
Income before equity in undistributed income of subsidiary	2,496	2,094	1,338
Equity in undistributed income of subsidiary	3,707	3,554	3,617
Net income	$ 6,203	$ 5,648	$ 4,955

Statements of Cash Flows

Year Ended December 31,	2004	2003	2002
Operating Activities			
Net income	$ 6,203	$ 5,648	$ 4,955
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income from subsidiary	(3,707)	(3,554)	(3,617)
Securities (gains) losses	(613)	(23)	663
Decrease (increase) in other assets	165	(173)	-
Increase (decrease) in other liabilities	71	(9)	(61)
Deferred income tax provision	147	50	(136)
Net cash provided by operating activities	2,266	1,939	1,804
Investing Activities			
Purchase of investment securities	(1,623)	(744)	(695)
Proceeds from sale of investment securities	1,555	699	686
Net cash used by investing activities	(68)	(45)	(9)
Financing Activities			
Cash dividends paid	(2,292)	(2,042)	(1,848)
Stock issue	74	142	84
Net cash used by financing activities	(2,218)	(1,900)	(1,764)
(Decrease) increase in cash and cash equivalents	(20)	(6)	31
Cash and cash equivalents at beginning of year	26	32	1
Cash and cash equivalents at end of year	$ 6	$ 26	$ 32
Supplemental Cash Flow Disclosure			
Non-Cash Transactions			
Change in net unrealized holding gains or losses, net of taxes on investment securities	$ (207)	$ 596	$ (51)

Note 20 - Regulatory Restrictions

Dividends payable by the Corporation and the Bank are subject to various limitations imposed by statutes, regulations and policies adopted by bank regulatory agencies. Under current regulations regarding dividend availability, the Bank may declare dividends in 2005 to the Corporation totaling $7,261,000, plus additional amounts equal to the net profit earned by the Bank for the period from January 1, 2005, through the date of declaration, less dividends previously declared in 2005.

Both the Corporation and the Bank are subject to regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate actions by regulators that could have an effect on the financial statements. Under the framework for prompt corrective action, both the Corporation and the Bank must meet capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items. The capital amounts and classification are also subject to qualitative judgments by the regulators. Management believes, as of December 31, 2004, that the Corporation and the Bank meet all capital adequacy requirements to which it is subject.

As of the most recent notification, the Federal Reserve Bank and the Comptroller of the Currency considered the Corporation and the Bank to be "well capitalized" under the regulatory framework. There are no conditions or events since that notification that management believes have changed the classification. To be categorized as well capitalized, the Corporation and the Bank must maintain minimum ratios set forth in the table below. The Corporation and the Bank's actual capital amounts and ratios are presented as follows:

	Capital Levels					
	Actual		Adequately Capitalized		Well Capitalized	
As of December 31, 2004	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital (to risk weighted assets):[1]						
Consolidated	$ 46,532	12.98%	$ 28,673	8.00%	$ 35,841	10.00%
Bank	42,885	12.10	28,362	8.00	35,453	10.00
Tier I capital (to risk weighted assets):[1]						
Consolidated	43,920	12.25	14,336	4.00	21,504	6.00
Bank	40,273	11.36	14,181	4.00	21,272	6.00
Tier I capital (to average assets):[1]						
Consolidated	43,920	7.44	23,614	4.00	29,517	5.00
Bank	40,273	6.86	23,481	4.00	29,351	5.00

	Capital Levels					
	Actual		Adequately Capitalized		Well Capitalized	
As of December 31, 2003	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital (to risk weighted assets):[1]						
Consolidated	$ 43,806	13.39%	$ 26,179	8.00%	$ 32,724	10.00%
Bank	40,230	12.43	25,885	8.00	32,356	10.00
Tier I capital (to risk weighted assets):[1]						
Consolidated	40,877	12.49	13,090	4.00	19,635	6.00
Bank	37,301	11.53	12,943	4.00	19,414	6.00
Tier I capital (to average assets):[1]						
Consolidated	40,877	7.38	22,169	4.00	27,711	5.00
Bank	37,301	6.77	22,045	4.00	27,556	5.00

[1] As defined by the regulators

Note 21 - Consolidated Quarterly Financial Data

The unaudited quarterly results of operations for the years ended 2004 and 2003 are in the following table:

	Quarters Ended 2004				Quarters Ended 2003			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
Interest income	$ 6,136	$ 6,172	$ 6,519	$ 6,744	$ 6,333	$ 6,241	$ 6,203	$ 6,362
Interest expense	2,210	2,219	2,425	2,652	2,505	2,471	2,405	2,373
Net interest income	3,926	3,953	4,094	4,092	3,828	3,770	3,798	3,989
Provision for loan losses	–	–	–	–	–	–	–	–
Non-interest income	1,370	1,173	991	1,153	1,238	1,426	938	598
Non-interest expense	3,078	3,181	3,246	3,340	3,079	3,077	3,206	3,321
Income before income taxes	2,218	1,945	1,839	1,905	1,987	2,119	1,530	1,266
Provision for income taxes	496	426	386	396	456	489	118	191
Net Income	$ 1,722	$ 1,519	$ 1,453	$ 1,509	$ 1,531	$ 1,630	$ 1,412	$ 1,075
Net Income Per Share - basic	$ .56	$ .49	$ .47	$ .49	$ .50	$ .53	$ .46	$ .35
Net Income Per Share - diluted	$ .54	$ .48	$ .46	$ .47	$ .49	$ .52	$ .45	$ .34

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On August 16, 2004, QNB Corp. (QNB) retained S.R. Snodgrass, A.C. (Snodgrass) as its new independent accountants to audit QNB's financial statements for the fiscal year ended December 31, 2004. KPMG LLP (KPMG) was dismissed on August 16, 2004. The decision to change independent accountants was recommended and approved by the Audit Committee of QNB.

During each of the fiscal years ended December 31, 2002 and 2003, none of KPMG's reports on the financial statements of QNB contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principle and there were no disagreements between QNB and KPMG on any matter of accounting principles and practices, financial statement disclosure, or audit scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG would have caused it to make reference to the subject matter of the disagreement in connection with its reports. There were no "reportable events" as that term is defined in Item 304 (a) (1) (v) of Regulation S-K occurring within QNB in the two most recent fiscal years.

During QNB's two most recent fiscal years, QNB has not consulted with Snodgrass regarding any of the matters or events set forth in Item 304 (a) (2) of Regulation S-K.

QNB provided KPMG with a copy of the foregoing disclosures and requested that KPMG review such disclosures. KPMG provided a letter addressed to the Securities and Exchange Commission stating that they agree with such statements.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

QNB's principal executive officer and principal financial officer, after evaluating, together with management, the effectiveness of the design and operation of QNB's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004, the end of the period covered by this report, have concluded that, as of such date, QNB's disclosure controls and procedures were adequate and effective to ensure that material information relating to QNB and our consolidated subsidiaries would be made known to them by others within those entities.

QNB expects to conclude its testing and evaluation of internal controls over financial reporting and management's assessment of such control prior to filing its amended annual report on Form 10-K/A with the 45-day period provided by the exemptive order issued by the Securities and Exchange Commission on November 30, 2004. The Form 10-K/A will include a management report and auditor report on the Company's internal control over financial reporting.

Internal Control over Financial Reporting

There were no changes in QNB's internal control over financial reporting that occurred during the fourth quarter of 2004 that have materially affected, or are reasonably likely to materially affect, QNB's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 is incorporated by reference to information appearing in QNB Corp.'s definitive proxy statement to be used in connection with the 2005 Annual Meeting of Shareholders under the captions

- "Election of Directors"
- "Governance of the Company"
- "Section 16(a) Beneficial Ownership Compliance"
- "Meetings and Committees of the Board of Directors of QNB and the Bank"
- "Executive Officers of QNB and/or the Bank"

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference to the information appearing in QNB Corp.'s definitive proxy statement to be used in connection with the 2005 Annual Meeting of Shareholders under the captions

- "Compensation of the Board of Directors"
- "Executive Compensation"
- "Compensation Committee Interlocks and Insider Participation"
- "Stock Performance Graph"

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 12 is incorporated by reference to the information appearing in QNB Corp.'s definitive proxy statement to be used in connection with the 2005 Annual Meeting of Shareholders under the captions

- "Security Ownership of Management"
- "Equity Compensation Plan Information"

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The information required by Item 13 is incorporated by reference to the information appearing under the caption "Certain Relationships and Related Party Transactions" in QNB Corp.'s definitive proxy statement to be used in connection with the 2005 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated by reference to the information appearing in QNB Corp.'s definitive proxy statement to be used in connection with the 2005 Annual Meeting of Shareholders under the captions

- "Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors"
- "Audit Fees, Audit Related Fees, Tax Fees, and All Other Fees"

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following financial statements are included by reference in Part II, Item 8 hereof.

Independent Registered Public Accounting Firm's Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Shareholders' Equity
Notes to Consolidated Financial Statements

2. Financial Statement Schedules

The financial statement schedules required by this Item are omitted because the information is either inapplicable, not required or is in the consolidated financial statements as a part of this Report.

3. The following exhibits are incorporated by reference herein or annexed to this Form 10-K:

3(i)- Articles of Incorporation of Registrant, as amended. (Incorporated by reference to Exhibit 3(i) of Registrant's Form 10-K filed with the Commission on March 30, 2004.)

3(ii)- By-laws of Registrant, as amended. (Incorporated by reference to Exhibit 3(ii) of Registrant's Form 10-K filed with the Commission on March 30, 2004.)

10.1- Employment Agreement between the Registrant and Thomas J. Bisko. (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q filed with the Commission on November 15, 2004.)

10.2- Salary Continuation Agreement between the Registrant and Thomas J. Bisko. (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-Q filed with the Commission on November 15, 2004.)

10.3- QNB Corp. 1998 Stock Incentive Plan. (Incorporated by reference to Exhibit 4.3 to Registration Statement No. 333-91201 on Form S-8, filed with the Commission on November 18, 1999.)

10.4- The Quakertown National Bank Retirement Savings Plan. (Incorporated by reference to Exhibit 10.4 of Registrant's Form 10-Q filed with the Commission on August 14, 2003.)

10.5- Change of Control Agreement between Registrant and Robert C. Werner. (Incorporated by reference to Exhibit 10.7 of Registrant's Form 10-Q filed with the Commission on November 13, 2000.)

10.6- Change of Control Agreement between Registrant and Bret H. Krevolin. (Incorporated by reference to Exhibit 10.7 of Registrant's Form 10-Q filed with the Commission on November 13, 2000.)

10.7- QNB Corp. 2001 Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 99.1 to Registration Statement No. 333-67588 on Form S-8, filed with the Commission on August 15, 2001).

11- Statement re: Computation of Earnings per Share as found on page 45 of Form 10-K, which is included herein.

12- Statement re: Computation of Ratios as found on page 10 of Form 10-K, which is included herein.

14- Registrant's Code of Ethics. (Incorporated by reference to Exhibit 14 of Registrant's Form 10-K filed with the Commission on March 30, 2004.)

21- Subsidiaries of the Registrant.

23.1- Consent of S.R. Snodgrass, A.C., Independent Registered Public Accounting Firm

23.2- Consent of KPMG LLP, Independent Registered Public Accounting Firm

31.1- Rule 13a-14(a)/15d-14(a) Certification of the CEO.

31.2- Rule 13a-14(a)/15d-14(a) Certification of the CFO.

32.1- §1350 Certification of Principal Executive Officer.

32.2- §1350 Certification of Principal Financial Officer.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QNB Corp.

March 15, 2005

BY: /s/ Thomas J. Bisko
Thomas J. Bisko
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report is signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Thomas J. Bisko Thomas J. Bisko	President, Chief Executive Officer and Director	March 15, 2005
/s/ Robert C. Werner Robert C. Werner	Vice President	March 15, 2005
/s/ Bret H. Krevolin Bret H. Krevolin	Chief Financial Officer and Principal Accounting Officer	March 15, 2005
/s/ Norman L. Baringer Norman L. Baringer	Director	March 15, 2005
/s/ Kenneth F. Brown Jr. Kenneth F. Brown Jr.	Director	March 15, 2005
/s/ Dennis Helf Dennis Helf	Director, Chairman	March 15, 2005
/s/ G. Arden Link G. Arden Link	Director	March 15, 2005
Charles M. Meredith, III	Director	
/s/ Anna Mae Papso Anna Mae Papso	Director	March 15, 2005
/s/ Gary S. Parzych Gary S. Parzych	Director	March 15, 2005
/s/ Henry L. Rosenberger Henry L. Rosenberger	Director	March 15, 2005
/s/ Edgar L. Stauffer Edgar L. Stauffer	Director	March 15, 2005

QNB CORP.
FORM 10-K
FOR YEAR ENDED DECEMBER 31, 2004
EXHIBIT INDEX

Exhibit

3(i)-	Articles of Incorporation of Registrant, as amended. (Incorporated by reference toExhibit 3(i) of Registrant's Form 10-K filed with the Commission on March 30, 2004.)
3(ii)-	By-laws of Registrant, as amended. (Incorporated by reference to Exhibit 3(ii) of Registrant's Form 10-K filed with the Commission on March 30, 2004.)
10.1-	Employment Agreement between the Registrant and Thomas J. Bisko. (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q filed with the Commission on November 15, 2004.)
10.2-	Salary Continuation Agreement between the Registrant and Thomas J. Bisko. (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-Q filed with the Commission on November 15, 2004.)
10.3-	QNB Corp. 1998 Stock Incentive Plan. (Incorporated by reference to Exhibit 4.3 to Registration Statement No. 333-91201 on Form S-8, filed with the Commission on November 18, 1999.)
10.4-	The Quakertown National Bank Retirement Savings Plan. (Incorporated by reference to Exhibit 10.4 of Registrants Form 10-Q filed with the Commission on August 14, 2003)
10.5-	Change of Control Agreement between Registrant and Robert C. Werner. (Incorporated by reference to Exhibit 10.7 of Registrant's Form 10-Q filed with the Commission on November 13, 2000.)
10.6-	Change of Control Agreement between Registrant and Bret H. Krevolin. (Incorporated by reference to Exhibit 10.7 of Registrant's Form 10-Q filed with the Commission on November 13, 2000.)
10.7-	QNB Corp. 2001 Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 99.1 to Registration Statement No. 333-67588 on Form S-8, filed with the Commission on August 15, 2001).
11-	Statement re: Computation of Earnings per Share as found on page 45 of Form 10-K, which is included herein.
12-	Statement re: Computation of Ratios as found on page 10 of Form 10-K, which is included herein.
14-	Registrant's Code of Ethics. (Incorporated by reference to Exhibit 14 of Registrant's Form 10-K filed with the Commission on March 30, 2004.)
21-	Subsidiaries of the Registrant.
23.1-	Consent of S.R. Snodgrass, A.C., Independent Registered Public Accounting Firm
23.2-	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1-	Rule 13a-14(a)/15d-14(a) Certification of the CEO.
31.2-	Rule 13a-14(a)/15d-14(a) Certification of the CFO.
32.1-	§1350 Certification of Principal Executive Officer.
32.2-	§1350 Certification of Principal Financial Officer.

Exhibit 23.1

Consent of S.R. Snodgrass, A.C., Independent Registered Public Accounting Firm

The Board of Directors
QNB Corp.:

We consent to incorporation by reference in the registration statements (Nos. 333-91201 and 333-67588) of QNB Corp. on Form S-8 of our report dated March 3, 2005, on QNB Corp.'s consolidated financial statements appearing in the annual report on Form 10-K of QNB Corp. for the year ended December 31, 2004.

S.R. Snodgrass, A.C.

Wexford, Pennsylvania
March 10, 2005

Exhibit 23.2

Consent of KPMG LLP, Independent Registered Public Accounting Firm

The Board of Directors
QNB Corp.:

We consent to the incorporation by reference in the registration statements (Nos. 333-91201 and 333-67588) on Forms S-8 of QNB Corp. of our report dated February 20, 2004, with respect to the consolidated balance sheets of QNB Corp. as of December 31, 2003, and the related consolidated statements of income, shareholders' equity, and cash flows, for each of the years in the two-year period ended December 31, 2003, which report appears in the December 31, 2004, annual report on Form 10-K of QNB Corp.

KPMG LLP

Philadelphia, Pennsylvania
March 14, 2005

Exhibit 31.1

CERTIFICATION

I, Thomas J. Bisko, President and CEO, certify, that:

1. I have reviewed this annual report on Form 10-K of QNB Corp.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report.

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) [Reserved]

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 15, 2005

By: /s/ Thomas J. Bisko
Thomas J. Bisko
President and CEO

Exhibit 31.2

CERTIFICATION

I, Bret H. Krevolin, Chief Financial Officer, certify, that:

1. I have reviewed this annual report on Form 10-K of QNB Corp.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report.

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Reserved]

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 15, 2005

By: /s/ Bret H. Krevolin
Bret H. Krevolin
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADDED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of QNB Corp. (the "Corporation") for the period ended December 31, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, Thomas J. Bisko, President and CEO, of the Corporation, certify, pursuant to 18 U.S.C. §1350, as added by §906 of the Sarbanes-Oxley Act of 2002, that this periodic report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 and that information contained in this report fairly presents, in all material repsects, the financial condition and results of operations of the issuer.

Date: March 15, 2005

By: /s/ Thomas J. Bisko
Thomas J. Bisko
President and CEO

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADDED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of QNB Corp. (the "Corporation") for the period ended December 31, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, Bret H.Krevolin, Chief Financial Officer, of the Corporation, certify, pursuant to 18 U.S.C. §1350, as added by § 906 of the Sarbanes-Oxley Act of 2002, that this periodic report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 and that information contained in this report fairly presents, in all material repsects, the financial condition and results of operations of the issuer.

Date: March 15, 2005

By: /s/ Bret H. Krevolin
Bret H. Krevolin
Chief Financial Officer

QNB CORP.

Proxy Statement
April 18, 2005

QNB CORP.

P.O. Box 9005
Quakertown, PA 18951-9005
TEL (215)538-5600
FAX (215)538-5765

April 18, 2005

Dear Shareholder:

The 2005 Annual Meeting of Shareholders of QNB Corp. will be held at the offices of The Quakertown National Bank, 320 West Broad Street, Quakertown, Pennsylvania 18951 on Tuesday, May 17, 2005, at 11:00 a.m., local time. Notice of the annual meeting, QNB's proxy statement, proxy card and 2004 annual report are enclosed.

At this year's annual meeting, you are being asked to 1) elect four Class II directors and 2) approve certain amendments to the Corporation's Articles of Incorporation and 3) approve the 2005 Stock Incentive Plan. The proposals are fully described in the accompanying proxy statement, which you are urged to read carefully.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY ENDORSED THE NOMINEES FOR ELECTION. WE RECOMMEND THAT YOU VOTE "FOR" ALL FOUR NOMINEES, AND "FOR" THE ADOPTION OF THE AMENDMENT OF THE CORPORATION'S ARTICLES OF INCORPORATION , AND "FOR" THE ADOPTION OF THE STOCK INCENTIVE PLAN.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the meeting in person, please mark, date and sign the enclosed proxy card and return it in the envelope provided.

If you have any questions with regard to the annual meeting, please contact Jean Scholl at (215) 538-5600, extension 5719.

Thank you for your cooperation and continuing support.

Sincerely,

Thomas J. Bisko

Thomas J. Bisko
President and
Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

QNB CORP.

TO BE HELD ON MAY 17, 2005

Notice is hereby given that the 2005 Annual Meeting of Shareholders of QNB Corp. will be held at the offices of The Quakertown National Bank, 320 West Broad Street, Quakertown, Pennsylvania 18951, on Tuesday, May 17, 2005 at 11:00 a.m., local time, for the following purposes:

(1) To elect four Class II directors; and

(2) To approve certain amendments to the Corporation's Articles of Incorporation; and

(3) To approve the 2005 Stock Incentive Plan; and

(4) To transact any other business properly presented at the annual meeting or any adjournment(s) or postponement(s) of the meeting.

The Board of Directors fixed the close of business on April 1, 2005 as the record date for the purpose of determining those shareholders entitled to notice of, and to vote at, the annual meeting, either in person or by proxy.

All shareholders are cordially invited to attend the annual meeting. Whether or not you plan to attend the annual meeting, you are requested to mark, date, sign, and mail the enclosed proxy in the envelope supplied, as soon as possible. At any time prior to the proxy being voted, it is revocable by written notice to QNB in accordance with the instructions set forth in the enclosed proxy statement, including by voting at the meeting in person. If you attend the annual meeting, you may withdraw your proxy before it is voted and then vote your shares in person.

By Order of the Board of Directors,

Charles M. Meredith, III
Secretary

Quakertown, Pennsylvania
April 18, 2005

QNB Corp.
15 North Third Street
P.O. Box 9005
Quakertown, Pennsylvania 18951
(215) 538-5600

PROXY STATEMENT

2005 ANNUAL MEETING OF SHAREHOLDERS – MAY 17, 2005

This proxy statement is being furnished to holders of the common stock, par value $0.625 per share, of QNB Corp. in connection with the solicitation of proxies by the Board of Directors for use at the 2005 Annual Meeting of Shareholders. The annual meeting will be held at the offices of The Quakertown National Bank at 320 West Broad Street, Quakertown, Pennsylvania 18951, on May 17, 2005 at 11:00 a.m., local time.

As of the date of this proxy statement, the Board of Directors knows of no business that will be presented for consideration at the annual meeting other than that referred to in the accompanying Notice of Annual Meeting and described in this proxy statement. As to other business, if any, properly presented at the annual meeting, executed proxies will be voted in accordance with the judgment of the person or persons voting the proxy or the recommendation of the Board of Directors.

The cost of solicitation of proxies will be paid by QNB. QNB will reimburse brokerage firms and other custodians, nominees, and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of QNB's common stock. In addition to solicitations by mail, directors, officers, and employees of QNB and the Bank may solicit proxies personally, by telephone or other electronic means without additional compensation.

These proxy materials are first being mailed to shareholders on or about April 18, 2005.

Date, Time and Place of Meeting

The annual meeting will be held on Tuesday, May 17, 2005 at 11:00 a.m., local time, at the Bank's offices at 320 West Broad Street, Quakertown, Pennsylvania 18951.

Outstanding Securities; Quorum; Voting Rights; and Record Date

The close of business on April 1, 2005 was fixed as the record date for the purpose of determining those shareholders entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the meeting. As of the close of business on the record date, QNB had issued and outstanding 3,100,302 shares of common stock.

Shareholders are entitled to one vote for each share of common stock held of record on the record date with respect to each matter to be voted on at the annual meeting.

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of the common stock on the record date is necessary to constitute a quorum at the annual meeting.

QNB's Bylaws and Pennsylvania law govern the vote needed to approve the proposals. Directors are elected by a plurality of the total votes cast. The affirmative vote of a majority of the votes cast must approve the amendment and restatement of the Corporation's Articles of Incorporation and the 2005 Stock Incentive Plan.

Broker non-votes, votes withheld and abstentions will be counted for purposes of determining whether a quorum has been reached. Because abstentions will be included in tabulations of the votes entitled to vote for purposes of determining whether a proposal has been approved, abstentions have the same effect as negative votes. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matters which the broker has not expressly voted. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have the discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Broker non-votes are not counted in determining whether the affirmative vote required for the approval of Proposals 1, 2 and 3 has been cast.

Solicitation of Proxies

The Board of Directors is soliciting proxies for use at QNB's 2005 Annual Meeting of Shareholders.

Voting and Revocability of Proxies

Shares of common stock represented by properly executed proxies will, unless the proxies have previously been revoked, be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated on the proxies, the shares will be voted FOR the election of QNB's nominees to the Board of Directors, and FOR the adoption of the proposed amendments to the Corporation's Articles of Incorporation, and FOR the adoption of the proposed 2005 Stock Incentive Plan. The Board of Directors does not anticipate that any matters will be presented at the annual meeting other than as set forth in the accompanying Notice of Annual Meeting. In the event that any other matters are properly presented at the annual meeting, proxies will be voted at the discretion of the proxy holders as to such matters upon the recommendation of the Board of Directors.

A shareholder who executes and returns a proxy has the power to revoke it at any time before it is voted by delivering to Mr. Charles M. Meredith, III, Secretary of QNB, at the offices of QNB, at the address indicated on the previous page, either a written notice of the revocation or a duly executed later-dated proxy, or by attending the annual meeting and voting in person after giving notice of the revocation.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as of April 1, 2005, the number of shares of common stock, par value $.0625 per share, beneficially owned by each current director and nominee for director, by each executive officer, and by all directors, nominees and executive officers of QNB and the Bank, as a group. Unless otherwise indicated, shares are held individually. The address for each person is 320 West Broad Street, P.O. Box 9005, Quakertown, Pennsylvania 18951.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2) (3)
Norman L. Baringer, Director	14,100 (4)	*
Thomas J. Bisko, Director President/Chief Executive Officer (Corp. and Bank)	48,078 (5)	1.47%
Kenneth F. Brown, Jr., Director	140,120 (6)	4.29%
Heather J. Gossler, Senior Vice President/ Sales and Branch Administration (Bank)	16,815 (7)	*
Dennis Helf, Director/Chairman of the Board	15,422 (8)	*
Bret H. Krevolin, Executive Vice President/ Chief Financial Officer (Bank) Chief Financial Officer (Corp.)	31,055 (9)	*
Bryan S. Lebo, Senior Vice President/Senior Lending Officer (Bank)	29,152 (10)	*
G. Arden Link, Director	7,600 (11)	*
Charles M. Meredith III, Director	81,644 (12)	2.50%
Scott G. Orzehoski, Senior Vice President/ Commercial Lending (Bank)	16,951 (13)	*
Anna Mae Papso, Director	1,000	*
Gary S. Parzych, Director	8,709 (14)	*
Henry L. Rosenberger, Director	33,872 (15)	1.04%
Mary Ann Smith, Senior Vice President/ Chief Information Officer (Bank)	34,879 (16)	1.07%
Edgar L. Stauffer, Director	100,462 (17)	3.08%
Robert C. Werner, Executive Vice President/ Chief Operating Officer (Bank) Vice President (Corp.)	33,382 (18)	1.02%
Current Directors, Nominee & Executive Officers as a Group (16 persons)	613,241	18.78%

* Less than 1.00%

(1) The securities "beneficially owned" by an individual are determined in accordance with the definitions of "beneficial ownership" set forth in the General Rules and Regulations of the Securities and Exchange Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities that the individual has, or shares, voting or investment power or has the right to acquire beneficial ownership within 60 days after April 1, 2005. Beneficial ownership may be disclaimed as to certain of the securities.

(2) Numbers are rounded-off to the nearest one-hundredth percent.

(3) Includes 95,212 immediately exercisable options in the aggregate and 70,300 options in the aggregate that become exercisable over time or that could be exercisable immediately upon a change of control of QNB by the named executive officers; thus, the percentages calculation is based upon an aggregate of 3,265,814 shares outstanding.

(4) Includes 6,028 shares owned jointly by Mr. Baringer with his wife, Nancy, and 3,320 shares held in her individual capacity.

(5) Includes 15,290 shares owned jointly by Mr. Bisko with his wife, Barbara, and 16,416 exercisable options and 11,800 options that become exercisable over time awarded under the Stock Incentive Plan.

(6) Includes 138,356 shares owned jointly by Mr. Brown with his wife, Pamela.

(7) Includes 1,273 shares owned jointly by Ms. Gossler with her husband, Barry; and 7,566 exercisable options and 7,900 options that become exercisable over time awarded under the Stock Incentive Plan.

(8) Includes 13,658 shares owned jointly by Mr. Helf with his wife, Mary.

(9) Includes 4,389 shares owned jointly by Mr. Krevolin with his wife, Susan, and 15,916 exercisable options and 10,750 options that become exercisable over time awarded under the Stock Incentive Plan.

(10) Includes 1,914 shares owned jointly by Mr. Lebo with his wife, Elaine, and 15,916 exercisable options and 10,600 options that become exercisable over time awarded under the Stock Incentive Plan.

(11) Includes 800 shares owned jointly by Mr. Link with his wife, Dorothy.

(12) Includes 11,112 shares owned jointly by Mr. Meredith with his wife, Elizabeth; 5,030 shares held in her individual capacity; and 3,738 shares held of record by Franklin & Meredith, Inc.

(13) Includes 7,566 exercisable options and 7,900 options that become exercisable over time awarded under the Stock Incentive Plan.

(14) Includes 2,438 shares owned by Mr. Parzych's wife, Karen, and 2,559 shares held of record by Eugene T. Parzych, Inc.

(15) Includes 6,296 shares owned by Mr. Rosenberger's wife, Charlotte.

(16) Includes 1,788 shares owned jointly by Ms. Smith with her husband, Randall, and 15,916 exercisable options and 10,600 options that become exercisable over time awarded under the Stock Incentive Plan.

(17) Includes 65,034 shares owned jointly by Mr. Stauffer with his wife, Mary Blake, and 10,664 shares held in her individual capacity.

(18) Includes 6,716 shares owned jointly by Mr. Werner with his wife, Judith, and 15,916 exercisable options and 10,750 options that become exercisable over time awarded under the Stock Incentive Plan.

BENEFICIAL OWNERSHIP OF SECURITIES

On April 1, 2005, 3,100,302 shares of common stock, par value $0.625 per share were issued, outstanding and entitled to vote. The following table sets forth the names of persons who, directly or indirectly, are known to QNB's management to be the beneficial owners (as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934), of at least 5% of QNB's outstanding common stock as of April 1, 2005.

Name and Address of Beneficial Owner	Number of Shares Owned (1)	Percentage of Class (2)
James C. Ebbert 303 Edgemont Avenue Quakertown, PA 18951	259,368	8.37%

(1) The securities "beneficially owned" by an individual are determined in accordance with the definitions of "beneficial ownership" set forth in the General Rules and Regulations of the Securities and Exchange Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities to which the individual has, or shares, voting or investment power or has the right to acquire beneficial ownership within 60 days after April 1, 2005. Beneficial ownership may be disclaimed as to certain of the securities.

(2) Numbers are rounded off to the nearest one-hundredth percent.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors

QNB's Articles of Incorporation and Bylaws provide that the Board of Directors consists of ten members divided into three classes, Class I, Class II, and Class III, as nearly equal in number as possible. The four directors currently constituting Class II have been nominated for re-election at the annual meeting. Directors in Class III and Class I will hold office until the 2006 and 2007 annual meetings, respectively.

The Nominees

At the annual meeting, four directors will be elected. Each director so elected will hold office until the 2008 Annual Meeting of Shareholders and until his or her successor in office is duly qualified and elected.

To the extent given discretion, the persons named in the accompanying proxy intend to vote FOR each of the nominees listed below. Each nominee has consented to being nominated as a director and, as far as the Board of Directors and management of QNB are aware, will serve as a director if elected. In the event that any nominee should decline to serve or be unable to serve, the persons named as proxies may vote for the election of such person or persons as the Board of Directors recommends.

Set forth on the following page, with respect to each director and director nominee, is his or her name, age, the time period served as a director and his other principal occupation(s) or employment and business affiliation(s) at present and during the last five years.

Voting Requirements

The four director candidates are required to be elected by the affirmative vote of a majority of the outstanding shares on the record date. Votes may be cast in favor or withheld for any or all of the nominees.

Abstentions and broker non-votes will neither be counted for nor against a nominee, but the shares represented by any abstention or broker non-vote will be considered present at the annual meeting for quorum purposes.

RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EACH OF THESE NOMINEES BE ELECTED AS A CLASS II DIRECTOR.

CURRENT CLASS II DIRECTORS AND NOMINEES FOR THREE YEAR TERM EXPIRING IN 2008

Kenneth F. Brown, Jr.
Age 49; President, McAdoo & Allen, Inc. (manufacturer of pigment dispersions and high performance coatings), Quakertown, PA from September 1989 to present; a Director of QNB and the Bank since 1993.

Anna Mae Papso
Age 61; Retired, West Pharmaceutical Services, Inc. (manufacturer of specialized pharmaceutical packaging & medical device components), Lionville, PA-Corporate Vice President/Chief Financial Officer from 2000 to 2001 and prior thereto Vice President & Corporate Controller from 1989 to 2000; a Director of QNB and the Bank since October 2004.

Henry L. Rosenberger
Age 59; President of Rosenberger Companies, Ltd. from 1998 to present; owns and operates Tussocks Edge Farms, President, Dock Woods Community, Inc. (retirement community) from January 1978 to December 2002; a Director of QNB and the Bank since 1984.

Edgar L. Stauffer
Age 67; Retired, Stauffer Manufacturing Corporation (manufacturer and importer of industrial work gloves and safety equipment), Red Hill, PA; a Director of the Bank since 1983; a Director of QNB since 1984.

Continuing Directors Serving Until 2006 (Class III Directors)

Dennis Helf
Age 58; Registered Investment Advisor from 1995 to present; a Director of the Bank since January 1996; a Director of QNB since 1997.

G. Arden Link
Age 65; Owner, Link Beverages, Inc.; a Director of the Bank since March 1997; a Director of QNB since December 2001.

Thomas J. Bisko
Age 57; Chief Executive Officer of the Bank and QNB from March 1988 to present; President of the Bank from September 1985 to present; Treasurer of QNB from February 1986 to present; President of QNB from May 1986 to present; a Director of the Bank since 1985; a Director of QNB since 1986.

Continuing Directors Serving Until 2007 (Class I Directors)

Gary S. Parzych
Age 49; President, Eugene T. Parzych, Inc. (construction company), Trumbauersville, PA from 1980 to present; President, Finland Leasing Company, Inc. (real estate holding company), Trumbauersville, PA from June 1986 to present; Director of Quakertown Community School Board from January 1987 to present; a Director of QNB and the Bank since 1995.

Norman L. Baringer
Age 74; Retired, Baringer Assoc. Inc. (insurance, real estate brokerage), Quakertown, PA; a Director of QNB and the Bank since 1992.

Charles M. Meredith, III
Age 69; Newspaper Columnist; Co-owner, Franklin & Meredith Inc. (commercial publisher), Quakertown, PA; Secretary of QNB and the Bank from April 1994 to present; a Director of the Bank since 1968; a Director of QNB since 1984.

PROPOSAL 2

TO APPROVE AND ADOPT
AMENDMENT OF THE CORPORATION'S ARTICLES OF INCORPORATION

The Board recently determined that it would be beneficial to the Corporation to undertake a general, comprehensive review of the Corporation's Articles and Bylaws in order to make sure that these charter documents implement corporate governance practices that are endorsed by the Board, are not inconsistent with one another and comport, on an overall basis, with the current corporate governance climate resulting from the enactment of the Sarbanes-Oxley Act of 2002. As a result of this comprehensive review, the Board believes that it is appropriate to amend and restate the Corporation's Articles of Incorporation to delete from the Articles of Incorporation topics that are more appropriately addressed in, and administered through, the Corporation's Bylaws and to also delete provisions that are extraneous.

The Corporation's Articles of Incorporation may not be amended without shareholder approval. However, the Board of Directors does not need shareholder approval to amend the Corporation's Bylaws. Therefore, removing topics from the Articles to the Bylaws effectively transfers power over these topics from the shareholders to the Board of Directors. Thus, the Board of Directors could easily amend any provisions transferred from the Articles to the Bylaws whether or not the shareholders supported such amendments. However, the shareholders have the power to amend the Bylaws and can, therefore, by appropriate vote, undo any action taken by the Board of Directors to amend the Bylaws.

The amended and restated Articles of Incorporation are appended as Exhibit "A" to this proxy statement.

Proposals 2A - 2D.

The Board of Directors proposes to delete Article VII of the Corporation's Articles of Incorporation. The proposed deletion affects provisions dealing with: setting the number of directors, a requirement for directors to own stock of the Corporation, staggered terms for board members and shareholder nomination procedures. The Board of Directors has determined that the topics addressed in Article VII, which are described in more detail below, are best reserved to, and administered through, the Bylaws and, therefore, the Corporation proposes to delete Article VII of the Articles of Incorporation. Following shareholder approval of the deletion of Article VII, the Board of Directors intends to take action to amend the Bylaws to add the deleted topics of Article VII. A separate proposal with respect to the amendment of each material provision of Article VII is set forth below. Each of these proposals must be separately voted on, and approved by, the shareholders.

Proposal 2A: Delete the provisions of Article VII(A) which establish and provide the mechanism for changing the number of directors and address this topic in the Bylaws.

Proposal 2B: Delete the provisions of Article VII(A) which establish a requirement that each director own a minimum of 200 shares of common stock of the Corporation and address this topic in the Bylaws.

Proposal 2C: Delete Article VII(B) which establishes a staggered board of directors and address this topic in the Bylaws.

Proposal 2D: Delete Article VII(C) which sets forth certain requirements which must be complied with in order to properly submit a nominee for election to the Board of Directors and address this topic in the Bylaws.

Proposal 2E.

Article XIII of the Corporation's Articles of Incorporation is proposed to be deleted. The Board of Directors has determined that indemnification of officers and directors, which is provided for in Article XIII to the fullest extent permitted by law, is best reserved to, and administered through, the Corporation's Bylaws and, therefore, the Corporation proposes to delete Article XIII of the Articles of Incorporation. Following shareholder approval of the deletion of Article XIII, the Board of Directors intends to take action to amend the Bylaws to provide for the indemnification of officers and directors in the Bylaws.

Deletion of the indemnification of officers and directors provisions from the Articles in favor of providing for officer and director indemnification in the Corporation's Bylaws will have the effect of permitting the Board of Directors to more easily change this provision in the future because the Board of Directors does not need shareholder approval to amend the Bylaws. Thus, the Board of Directors will be able to exercise considerably more control over the indemnification obligations that the Corporation has to the officers and directors of the Corporation. Future Bylaws amendments adopted by the Board of Directors with respect to indemnification may not be perceived by shareholders to be a positive change. However, the shareholders are entitled to amend the Bylaws and can, therefore, by appropriate vote, undo any action taken by the Board of Directors to amend the Bylaws.

Proposals 2F and 2G.

Article IX, which purports to cause certain anti-takeover provisions of Pennsylvania law to apply to the Corporation, is proposed to be deleted because it references the application of a statutory provision that, by terms of the statute, already applies to the Corporation and is, therefore, unnecessary. In addition, Article XI, which is a list of the original incorporators of the Corporation, is similarly proposed to be deleted because, under Pennsylvania law, it is not required to be included in a Corporation's amended and restated Articles of Incorporation.

Proposal 2F: Delete Article IX, which incorporates certain anti-takeover provisions of Pennsylvania law, in its entirety.

Proposal 2G: Delete XI, which lists the original incorporators of the corporation, in its entirety.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS SET FORTH ABOVE.

PROPOSAL 3

TO APPROVE AND ADOPT 2005 STOCK INCENTIVE PLAN

On March 15, 2005, the Board of Directors adopted the Corporation's 2005 Stock Incentive Plan (the "Stock Incentive Plan") and reserved 200,000 shares of Common Stock for issuance under the Stock Incentive Plan. In addition, the Board of Directors recommended the Stock Incentive Plan be submitted to shareholders for their approval and adoption at the 2005 Annual Meeting of Shareholders.

The purpose of the Stock Incentive Plan is to advance the development, growth and financial condition of the Corporation by providing incentives through participation in the appreciation of capital stock of the Corporation in order to secure, retain and motivate personnel responsible for the operation and management of the Corporation. The Stock Incentive Plan is designed to attract and retain individuals of outstanding ability as employees of the Corporation, to encourage employees to acquire a proprietary interest in the Corporation, to continue their employment with the Corporation and to render superior performance during such employment.

The principal features of the Stock Incentive Plan are summarized below. This summary is qualified in its entirety by reference to the Stock Incentive Plan, which is appended as Exhibit "B" to this Proxy Statement.

The Stock Incentive Plan will be deemed effective as of the date the Stock Incentive Plan receives approval by the shareholders, and will continue in effect until all awards under the Stock Incentive Plan either have lapsed, been exercised, satisfied or cancelled according to the terms under the Stock Incentive Plan, or until March 15, 2015 (10 years). The shares of stock that may be issued under the Stock Incentive Plan shall not exceed in aggregate 200,000 shares of the Common Stock, as may be adjusted from time to time due to stock splits, payments of stock dividends or other changes in the structure of the Corporation's capital.

The Stock Incentive Plan will be administered by a committee consisting of two or more non-employee directors (the "Committee") and, except as otherwise permitted by certain securities laws, who have not, during the year prior to commencing service on the Committee have been, nor will, while a member of the Committee, be granted any awards under the Stock Incentive Plan, or any other Stock Incentive Plan of the Corporation that provides for discretionary grants or awards. There are approximately 10 persons eligible to receive awards under the Stock Incentive Plan. These persons are senior officers and other management employees of the Corporation as determined by the Committee.

A new plan benefits table, as described in the federal proxy rules, is not provided because all awards made under the Stock Incentive Plan are discretionary. However, please refer to the tables "Summary Compensation Table" and "Option/SAR Grants in Last Fiscal Year" on pages 17 and 18 of this proxy statement, which set forth the grants made to the Corporation's chief executive officer and the other four most highly compensated executive officers in the last fiscal year.

Awards

Awards made under the Stock Incentive Plan may be in the form of: (i) options to purchase stock intended to qualify as incentive stock options under Sections 421 and 422 of the Code (referred to herein as "Incentive Options"); or (ii) options which do not so qualify (referred to herein as "Non-Qualified Options"). Under the Stock Incentive Plan, awards are exercisable during a participant's lifetime only by the recipient and are not saleable, transferable or assignable by the participant except by will or pursuant to applicable laws of descent and distribution. Generally, awards may be exercised in whole or in part. Funds received by the Corporation from the exercise of any award shall be used for its general corporate purposes. The Committee may permit an acceleration of previously established exercise terms of any award as, when, under such facts and circumstances, and subject to such other or further requirements and conditions as the Committee may deem necessary or appropriate, including, but not limited to, upon a change in control of the Corporation (as defined in the Stock Incentive Plan).

Qualified Options

Qualified Options may not be awarded under the Stock Incentive Plan more than ten (10) years after the earlier of the date the Stock Incentive Plan is adopted by the Board of Directors or the date on which the Stock Incentive Plan is approved by the shareholders. Qualified Options are only exercisable, at a minimum, beginning six months after the date of the award and may not be exercised after the expiration of five (5) years from the date of the award. The purchase price of the stock subject to any Qualified Option, as determined by the Committee, may not be less than the stock's fair market value (as defined in the Stock Incentive Plan) at the time the option is awarded or less than its par value. If the recipient of a Qualified Option ceases to be employed by the Corporation, or subsidiary thereof, the Committee may permit the recipient to exercise such option during its remaining term for a period of not more than three (3) months. This period may be extended to a 12 month period if such employment cessation was due to recipient's disability, as defined in the Stock Incentive Plan. If a recipient ceases to be employed by the Corporation, or a subsidiary thereof, due to his or her death, the Committee may permit the recipient's qualified personal representatives or any persons who acquire the options pursuant to his or her will or the laws of the descent and distribution, to exercise such option during its remaining term for a period not to exceed 12 months after the recipient's death to the extent that the option was then and remains exercisable.

Non-Qualified Options

Similar to Qualified Options, Non-Qualified Options are only exercisable, at a minimum, beginning of six (6) months after the date of the award and may not be exercised after the expiration of five (5) years from the date of the award. If a recipient of a Non-Qualified Option ceases to be eligible under the Stock Incentive Plan before the option lapses or before it is fully exercised, the Committee may permit the recipient to exercise the option during its remaining term to the extent that the option was then and remains exercisable, for such time period and under such terms and conditions as may be prescribed by the Committee. The purchase price of a share of stock pursuant to a Non-Qualified Option, as determined by the Committee, shall not be less than the stock's fair market value (as defined in the Stock Incentive Plan) at the time such option is awarded.

Federal Tax Consequences

An employee who receives the Qualified Options will not recognize taxable income on the grant or the exercise of the option. If the stock acquired by the exercise of a Qualified Option is held until the later of: (i) two (2) years from the date of the grant, and (ii) one (1) year from the date of exercise, any gain (or loss) recognized on the sale or exchange of the stock will be treated as long-term capital gain (or loss), and the Corporation will not be entitled to any income tax deduction. If stock acquired on exercise of a Qualified Option is sold or exchanged before the expiration of the required holding period, the employee will recognize ordinary income in the year of disposition in an amount equal to the difference between the option price and the lesser of the fair market value of the stock on the date of exercise, or the selling price. In the event of a disqualifying disposition, the Corporation will be entitled to an income tax deduction in the year of such disposition in an amount equal to the amount of ordinary income recognized by the employee.

An employee who receives a Non-Qualified Option will not recognize taxable income on the grant of the option, however, upon the exercise, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the stock on the date that the option is exercised over the purchase price paid for the stock. The Corporation will be entitled to an income tax deduction in the year of exercise in an amount equal to the amount of ordinary income recognized by the employee. Gain or loss on a subsequent sale or other disposition of the shares acquired upon the exercise of a vested Non-Qualified Option will be measured by the difference between the amount realized on the disposition and the tax basis of such shares, and will generally be long-term capital gain or loss depending on the holding period involved. The tax basis of the shares acquired upon the exercise of any Non-Qualified Option will be equal to the sum of the exercise price of such Non-Qualified Option and the amount included in income with respect to such option. Notwithstanding the foregoing, in the event that exercise of the option is permitted other than by cash payment of the exercise price, various special tax rules may apply.

The foregoing tax discussion is intended as a summary only and the federal income tax consequences to any person who participated in the Stock Incentive Plan and to the Corporation may vary from those described above, depending upon individual actions and circumstances.

The Board of Directors may amend the Stock Incentive Plan at any time without shareholder approval; provided, however, that the Board of Directors may not alter or impair any rights or obligations under any award previously granted and subject to the requirements under applicable law.

The Stock Incentive Plan will terminate upon the earlier of the Board's adoption of a resolution terminating the Stock Incentive Plan or 10 years from the date the Stock Incentive Plan is approved and adopted by the shareholders of the Corporation.

The Board of Directors recommends a vote **FOR** the following resolution which will be presented at the Annual Meeting:

> **RESOLVED,** that the 2005 Stock Incentive Plan, the text of which is set forth in full and in its entirety in the Proxy Statement for the 2005 Annual Meeting of Shareholders, as Exhibit "B", is hereby approved, adopted, ratified and confirmed by the shareholders of the Corporation.

Proxies solicited by the Board of Directors will be voted for the foregoing resolution unless shareholders specify to the contrary on their proxies.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE 2005 STOCK INCENTIVE PLAN.

GOVERNANCE OF THE COMPANY

Our Board of Directors believes that the purpose of corporate governance is to ensure that we maximize shareholder value in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance practices which the Board and senior management believe promote this purpose, are sound and represent best practices. We continually review these governance practices, Pennsylvania law (the state in which we are incorporated), the rules and listing standards of the Nasdaq Stock Market, and SEC regulations, as well as best practices suggested by recognized governance authorities.

Currently, our Board of Directors has 10 members. Under the rules adopted by the Securities and Exchange Commission for independence, Norman L. Baringer, Dennis Helf, G. Arden Link, Charles M. Meredith, III, Anna Mae Papso, Gary S. Parzych, Henry L. Rosenberger and Edgar L. Stauffer, meet the standards for independence. This constitutes more than a majority of our Board of Directors.

Code of Ethics

We have adopted a Code of Ethics for directors, officers and employees of QNB. It is intended to promote honest and ethical conduct, full and accurate reporting and compliance with laws as well as other matters. A copy of the Code of Ethics is posted on our website at www.qnb.com.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS OF QNB AND THE BANK

Set forth below is a list of each of our current board members and our current Board committee members. The respective chairman of each of the Board committees is also noted below. Each current director of QNB is also a current member of the Bank's Board of Directors.

Board Member	Board	Audit	Compensation	Executive	Loan	Nominating	Trust
Norman L. Baringer	X	X	X				
Thomas J. Bisko	X			C			
Kenneth F. Brown, Jr.	X			X	X	C	
Dennis Helf	C		X	X	C		C
G. Arden Link	X	X(1)				X	
Charles M. Meredith, III	X	X	X	X			
Anna Mae Papso	X	X(2)					
Gary S. Parzych	X				X		X
Henry L. Rosenberger	X	C	X			X	
Edgar L Stauffer	X	X(3)	C	X		X	X
Meetings Held in 2004	13	5	1	1	17	1	5

C – Chairman

(1) Member of the Audit Committee until May, 2004.

(2) Member of the Audit Committee beginning October, 2004.

(3) Member of the Audit Committee beginning May, 2004.

Both QNB's and the Bank's Board of Directors met 13 times in 2004. All current directors attended at least 75% of the aggregate of (1) the total number of meetings of the Board of Directors (held for the period for which he or she has been a director) and (2) the total number of meetings held by all committees of the Board of Directors on which he or she served (during the periods that he or she served).

QNB has no specific policy requiring directors to attend the Annual Meeting of Shareholders, however, director attendance is strongly encouraged. All members of the Board of Directors were present at the 2004

Annual Meeting of Shareholders. It is anticipated that all members of the Board of Directors will be attending the 2005 Annual Meeting of Shareholders.

QNB's Board of Directors established and maintains the following committees, among others:

Audit Committee. The Audit Committee recommends the engagement and dismissal of the independent certified public accountants, reviews their annual audit plan and the results of their auditing activities, and considers the range of audit and non-audit fees. It also reviews the general audit plan, scope and results of QNB's procedures for internal auditing. The reports of examination of QNB and its subsidiary by state and federal bank regulatory examiners are also reviewed by the Audit Committee. The Audit Committee also reviews all SEC filings and earnings press releases. The Audit Committee, consistent with the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder, meets with management and the auditors prior to the filing of officers' certifications with the SEC to receive information concerning, among other things, significant deficiencies in the design or operation of internal controls.

The Board of Directors has determined that Anna Mae Papso meets the requirements adopted by the Securities and Exchange Commission and Nasdaq Stock Market for qualification as an Audit Committee financial expert. Ms. Papso has past employment experience as a Corporate Vice President/Chief Financial Officer providing her with diverse and progressive financial management experience, as well as expertise in internal controls and U.S. accounting rules and SEC reporting. An Audit Committee financial expert is defined as a person who has the following attributes: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of Audit Committee functions.

The identification of a person as an Audit Committee financial expert does not impose on such person any duties, obligations or liability that are greater than those that are imposed on such person as a member of the Audit Committee and the Board of Directors in the absence of such identification. Moreover, the identification of a person as an Audit Committee financial expert for purposes of the regulations of the Securities and Exchange Commission does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors. Additionally, a person who is determined to be an Audit Committee financial expert will not be deemed an "expert" for purposes of Section 11 of the Securities Act of 1933.

The Bank also has a standing Audit Committee which performs the same functions as QNB's Audit Committee. All members of both committees are non-executives and independent pursuant to the rules adopted by the Securities and Exchange Commission and the corporate governance standards promulgated by the NASDAQ Stock Market. In determining whether a director is independent for purposes of each of the above stated guidelines, the Board of Directors must affirmatively determine that the directors on the Audit Committee do not, among other things, accept any consulting, advisory, or other compensatory fee from QNB. Applying these standards, the Board of Directors has determined that all of the directors on the Audit Committee are independent. The members of QNB's and the Bank's Audit Committee are Directors Baringer, Meredith, Papso, Rosenberger and Stauffer. The Audit Committee of QNB and the Bank met five times in 2004.

The Audit Committee operates under a formal charter that governs its duties and conduct. The Audit Committee Charter is available on our website at www.qnb.com.

The Audit Committee has also adopted a Whistleblower Policy to enable confidential and anonymous reporting to the Audit Committee. The policy is also available on our website at www.qnb.com.

Compensation Committee. The Compensation Committee's primary function is to review and determine the compensation of present and proposed senior members of QNB's management. In addition, the committee reviews the general guidelines on compensation for all employees. The Board of Directors has determined that all of the directors serving on the Compensation Committee are independent for the purposes of the rules adopted by the Securities and Exchange Commission. The members of the Compensation Committee are Directors Baringer, Helf, Meredith, Rosenberger, and Stauffer. The Compensation Committee met one time in 2004.

Executive Committee. The Executive Committee is authorized to exercise all of the authority of the Board of Directors in the management of QNB between Board meetings, unless otherwise provided in QNB's Bylaws. The members of the Executive Committee are Directors Bisko, Brown, Helf, Meredith and Stauffer. The Executive Committee met one time in 2004.

Board Loan Committee. The Board Loan Committee's primary function is to review and approve loan relationships where the total exposure exceeds certain designated thresholds. The members of the Board Loan Committee are Directors Brown, Helf and Parzych. In the event they are unable to attend, alternate directors are requested to attend. The Board Loan Committee met 17 times in 2004.

Nominating Committee. The Board of Directors has determined that all of the directors serving on the Nominating Committee, except Director Brown, are independent for the purposes of the rules adopted by the Securities and Exchange Commission and the corporate governance standards promulgated by the NASDAQ Stock Market. The principal duties of the Nominating Committee include developing and recommending to the Board criteria for selecting qualified director candidates, identifying individuals qualified to become Board members, evaluating and selecting, or recommending to the Board, director nominees for each election of directors, considering committee member qualifications, appointment and removal, recommending codes of conduct and codes of ethics applicable to the Corporation and providing oversight in the evaluation of the Board and each committee. The Nominating Committee has no formal process for considering director candidates recommended by shareholders, but its policy is to give due consideration to any and all such candidates. If a shareholder wishes to recommend a director candidate, the shareholder should mail the name, background and contact information for the candidate to the Nominating Committee at the Corporation's offices at P.O. Box 9005, Quakertown, PA 18951. The Nominating Committee intends to develop a process for identifying and evaluating all nominees for director, including any recommended by shareholders, and minimum requirements for nomination. In addition, the Nominating Committee does not have a formal charter. Members of the Nominating Committee include Directors Brown, Link, Rosenberger and Stauffer. The Nominating Committee met one time in 2004.

Trust Committee. The Trust Committee's responsibilities include the review of the operations, investment selection and investment performance of The Trust Company of Lehigh Valley, as well as oversee the activities of the Investment Center. The members of the Trust Committee are Directors Helf, Parzych and Stauffer. The Trust Committee met five times in 2004.

COMPENSATION OF THE BOARD OF DIRECTORS

Each director of QNB is also a member of the Bank's Board of Directors. During 2004, directors, with the exception of those who are full-time employees of QNB or the Bank, received an annual fee of $5,500. The Chairman of the Board received additional compensation of $10,000 and the Corporate Secretary received an additional $2,000. In addition, each director received a fee of $450 for each Bank Board meeting attended. Directors are not reimbursed for QNB Board meetings. Members of the committees of the Board of Directors also received $175 for each committee meeting attended, provided the committee meeting was not held as part of a scheduled Board meeting.

AUDIT COMMITTEE REPORT

Pursuant to rules adopted by the SEC designed to improve disclosures related to the functioning of corporate audit committees and to enhance the reliability and credibility of financial statements of public companies, QNB's Audit Committee submits the following report:

Audit Committee Report to Board of Directors

The Audit Committee oversees QNB's financial reporting process on behalf of the Board of Directors. In that connection, the committee, along with the Board of Directors, has formally adopted an Audit Committee Charter setting forth its responsibilities. In addition, appropriate policies have been established to further strengthen disclosure procedures required under the Sarbanes-Oxley Act of 2002.

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control. In fulfilling its oversight responsibilities, the committee reviewed the audited financial statements in the annual report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

In the discharge of its responsibilities, the Audit Committee has reviewed and discussed the Corporation's audited financial statements for fiscal 2004 with management and the independent registered public accounting firm. In addition, the Audit Committee has discussed with the independent registered public accounting firm matters such as the quality (in addition to acceptability), clarity, consistency, and completeness of the Corporation's financial reporting, as required by U.S. Auditing Standards Section AU380, Communication with Audit Committees.

The Audit Committee has considered the compatibility of the provision of non-audit services with the independent registered public accounting firm's maintenance of independence and has received from the independent registered public accounting firm written disclosures and a letter concerning the independent registered public accounting firm's independence from the Corporation, as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. These disclosures have been reviewed by the Audit Committee and discussed with the independent registered public accounting firm.

The committee discussed with QNB's internal and independent registered public accounting firm the overall scope and plans for their respective audits. The committee meets with the internal and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of QNB's internal controls and the overall quality of QNB's financial reporting.

In reliance on the reviews and discussion referred to above, the committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the Securities and Exchange Commission. The committee and the Board of Directors have also approved the selection of S. R. Snodgrass, A.C. as QNB's independent registered public accounting firm for 2005.

Respectfully submitted,
THE AUDIT COMMITTEE

Henry L. Rosenberger, Chairman
Norman L. Baringer
Charles M. Meredith, III
Anna Mae Papso
Edgar L. Stauffer

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit Committee has a policy for the pre-approval of services provided by the independent registered public accounting firm. The policy requires the Audit Committee to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit related services, tax services, and other services. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also pre-approve particular services on a case by case basis. For each proposed service, the independent registered public accounting firm is required to provide detailed back-up documentation at the time of approval. The Audit Committee has delegated to the Chairman of the Audit Committee the authority to pre-approve services not prohibited by law to be performed by our independent registered public accounting firm and associated fees up to a maximum for any one service of $5,000. None of the services related to the Audit Related Fees, Tax Fees, or All Other Fees described below was approved by the Audit Committee pursuant to the waiver of pre-approval provisions set forth in applicable rules of the SEC.

Appointment of the Independent Registered Public Accounting Firm for 2004

On August 16, 2004, QNB Corp. (QNB) retained S.R. Snodgrass, A.C. (Snodgrass) as its new independent accountants to audit QNB's financial statements for the fiscal year ended December 31, 2004. KPMG LLP (KPMG) was dismissed on August 16, 2004. The decision to change independent accountants was recommended and approved by the Audit Committee of QNB.

During each of the fiscal years ended December 31, 2002 and 2003, none of KPMG's reports on the financial statements of QNB contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principle and there were no disagreements between QNB and KPMG on any matter of accounting principles and practices, financial statement disclosure, or audit scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG would have caused it to make reference to the subject matter of the disagreement in connection with its reports. There were no "reportable events" as that term is defined in Item 304 (a) (1) (v) of Regulation S-K occurring within QNB in the two most recent fiscal years.

During QNB's two most recent fiscal years, QNB has not consulted with Snodgrass regarding any of the matters or events set forth in Item 304 (a) (2) of Regulation S-K.

Audit Fees, Audit Related Fees, Tax Fees, and All Other Fees

Aggregate fees billed to QNB by KPMG LLP and S.R. Snodgrass, A.C. for services rendered are presented below. Fees for 2003 were all billed to QNB by KPMG. The total amount of fees billed by S.R. Snodgrass, A.C. for 2004 was $86,025. The total amount of fees billed by KPMG LLP for 2004 was $62,050.

	2004	2003
Audit fees	$112,575	$88,800
Audit related fees	19,200	8,500
Audit and audit related fees	131,775	97,300
Tax fees	16,300	12,665
All other fees	-	-
Total fees	$148,075	$109,965

Audit Fees include fees billed for professional services rendered for the audit of annual financial statement and fees billed for the review of financial statements included in QNB Forms 10-Q or services that are normally provided in connection with statutory and regulatory filings or engagements. For 2004, billings from S.R. Snodgrass, A.C. were $79,525 and billings from KPMG LLP were $33,050.

Audit Related Fees include fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the registrants financial statements and are not reported under the Audit Fees section of the table above. These services include audits of financial statements of certain employee benefit plans. For 2004, billings from S.R. Snodgrass, A.C. were $6,500 and billings from KPMG LLP were $12,700.

Tax Fees include fees billed for professional services rendered by KPMG LLP for tax consultation and tax compliance services.

All Other Fees include fees billed for products and services other than the services reported under the Audit Fees, Audit Related Fees, or Tax Fees sections of the table above.

The Audit Committee has considered whether, and determined that, the provision of the non-audit services is compatible with maintaining the independence of KPMG LLP's and S.R. Snodgrass, A.C.'s independence.

A representative of Snodgrass is expected to be present at the Annual Meeting. The representative will have an opportunity to make a statement and be available to respond to appropriate questions.

EXECUTIVE COMPENSATION

Since the formation of QNB in 1984, none of its executive officers have received any separate compensation from QNB. All compensation is paid by the Bank. Thomas J. Bisko, Robert C. Werner, and Bret H. Krevolin are the only executive officers of QNB that are also executive officers of the Bank. The following information is furnished concerning the chief executive officer and each of the most highly compensated named executive officers of QNB or the Bank whose aggregate remuneration from the Bank exceeded $100,000 during the fiscal years ended December 31, 2004, 2003 and 2002.

Summary Compensation Table

Name and Position	Year	Annual Compensation: Salary ($) (1)	Bonus ($)	Other Annual Compensation	Long-Term Compensation: Awards: Restricted Stock Awards ($)	Options/ SARs (#)	Pay-outs: Pay-outs ($)	All Other Compensation ($)	
Thomas J. Bisko	2004	$222,075	$22,208	$0	$0	2,800	$0	$16,844	(2)
President and	2003	$218,082	$21,808	$0	$0	6,000	$0	$16,904	(2)
Chief Executive Officer	2002	$198,588	$19,859	$0	$0	6,000	$0	$15,430	(2)
Robert C. Werner	2004	$154,350	$15,435	$0	$0	2,500	$0	$12,348	(3)
Executive Vice President	2003	$152,654	$15,265	$0	$0	5,500	$0	$12,212	(3)
Chief Operating Officer	2002	$138,176	$13,818	$0	$0	5,500	$0	$11,054	(3)
Bret H. Krevolin	2004	$141,750	$14,175	$0	$0	2,500	$0	$11,945	(4)
Executive Vice President	2003	$140,192	$14,019	$0	$0	5,500	$0	$11,810	(4)
Chief Financial Officer	2002	$127,215	$12,722	$0	$0	5,500	$0	$10,782	(4)
Bryan S. Lebo	2004	$122,304	$12,230	$0	$0	2,500	$0	$10,389	(5)
Senior Vice President	2003	$121,538	$12,154	$0	$0	5,500	$0	$10,328	(5)
Senior Lending Officer	2002	$112,266	$11,227	$0	$0	5,500	$0	$9,586	(5)
Mary Ann Smith	2004	$118,398	$11,840	$0	$0	2,500	$0	$10,077	(6)
Senior Vice President	2003	$118,223	$11,822	$0	$0	5,500	$0	$10,063	(6)
Chief Information Officer	2002	$109,203	$10,920	$0	$0	5,500	$0	$9,341	(6)

(1) Salary for 2003 includes 27 pay periods while salary for 2004 and 2002 includes 26 pay periods.

(2) Includes the Bank's contributions on behalf of Mr. Bisko to the Retirement Savings Plan of $16,844, $16,904, and $15,430 for 2004, 2003 and 2002, respectively.

(3) Includes the Bank's contributions on behalf of Mr. Werner to the Retirement Savings Plan of $12,348, $12,212, and $11,054 for 2004, 2003 and 2002, respectively.

(4) Includes the Bank's contributions on behalf of Mr. Krevolin to the Retirement Savings Plan of $11,385, $11,260, and $10,222 for 2004, 2003 and 2002, respectively and payments of $560 for each of the three years for declining coverage under the bank's health benefits plan.

(5) Includes the Bank's contributions on behalf of Mr. Lebo to the Retirement Savings Plan of $9,829, $9,768, and $9,026 for 2004, 2003 and 2002, respectively and payments of $560 for each of the three years for declining coverage under the bank's health benefits plan..

(6) Includes the Bank's contributions on behalf of Ms. Smith to the Retirement Savings Plan of $9,517, $9,503, and $8,781 for 2004, 2003, and 2002, respectively and payments of $560 for each of the three years for declining coverage under the bank's health benefits plan.

Stock Option Grants for 2004

The following table reflects grants of stock options to Mr. Bisko, Mr. Werner, Mr. Krevolin, Mr. Lebo and Ms. Smith in fiscal year 2004.

OPTION/SAR GRANTS IN LAST FISCAL YEAR [1]

Name	Options Granted (#)	% of Total Options Granted To Employees In Fiscal Year	Exercise Or Base Price ($/Share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Appreciation For Option Term [2] 5% ($)	10% ($)
Thomas J. Bisko	2,800	14.0%	$33.25	04/27/2014	$58,540	$148,346
Robert C. Werner	2,500	12.5%	$33.25	04/27/2014	$52,268	$132,452
Bret H. Krevolin	2,500	12.5%	$33.25	04/27/2014	$52,268	$132,452
Bryan S. Lebo	2,500	12.5%	$33.25	04/27/2014	$52,268	$132,452
Mary Ann Smith	2,500	12.5%	$33.25	04/27/2014	$52,268	$132,452

(1) Options granted were incentive stock options pursuant to the 1998 Stock Option Plan. The options granted vest and become exercisable after the third anniversary of their grant date.

(2) In order to realize the potential value of the stock options, QNB's common stock would be approximately $54.16 and $86.24 at a 5% and 10% appreciation rate, respectively. The dollar amounts under these columns are the result of calculations at the 5% and the 10% annualized rates set by the Securities and Exchange Commission and therefore are not intended to forecast possible future appreciation, if any, of QNB's common stock price.

Aggregate Option Exercises and Option Values

The following table provides information as to stock options exercised by Mr. Bisko, Mr. Werner, Mr. Krevolin, Mr. Lebo and Ms. Smith in 2004 and the value of stock options held by each officer at year-end 2004 measured in terms of the $32.50 closing bid price of QNB's common stock on December 31, 2004. Some stock options are immediately exercisable while others become exercisable over time.

AGGREGATED STOCK OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END STOCK OPTION VALUES

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at 12/31/04 (Exercisable/Unexercisable) (#)	Value of Unexercised In-the-Money Options at 12/31/04 (Exercisable/Unexercisable) ($)
Thomas J. Bisko	0	$0	10,416/14,800	$188,760/$173,250
Robert C. Werner	0	$0	10,416/13,500	$188,760/$158,813
Bret H. Krevolin	0	$0	10,416/13,500	$188,760/$158,813
Bryan S. Lebo	0	$0	10,416/13,500	$188,760/$158,813
Mary Ann Smith	0	$0	10,416/13,500	$188,760/$158,813

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2004. Information is included for both equity compensation plans approved by QNB shareholders and equity compensation plans not approved by QNB shareholders.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by QNB Corp. shareholders			
1998 Stock Option Plan	182,392	$18.03	28,836
2001 Employee Stock Purchase Plan	-	-	30,888
Equity compensation plans not approved by QNB Corp. shareholders			
None	-	-	-
Totals	182,392	$18.03	59,724

Employment Agreements

On September 2, 1986, as amended on April 3, 2002, QNB and Mr. Bisko entered into an employment agreement for a term of 27 years, commencing immediately and terminating on December 31, 2013 provided however, that the employment agreement may be terminated by either party upon three years' prior written notice. Under the terms of the employment agreement, Mr. Bisko is to be employed as the President of the Bank and to render services as may be reasonably required of him from time to time by the Board of Directors. Mr. Bisko may be discharged at any time for just and proper cause, except that, following a change of control of QNB (which is defined as any one person or group obtaining voting control of 25% or more of QNB's outstanding common stock), Mr. Bisko's employment may only be terminated if he materially breaches his obligations under the employment agreement, fails or refuses to comply with the proper and reasonable written policies of the Board of Directors, or is convicted of a felony. If Mr. Bisko's employment is terminated for reasons other than, among others, discharge for cause, a change in control of QNB, or death or disability, Mr. Bisko is entitled to receive a lump sum severance payment equal to 2.99 times his then current base salary. If Mr. Bisko were terminated at the minimum base salary of $234,845 as of January 1, 2005, he would be entitled to receive a maximum lump sum payment equal to $702,187. Such a provision may be deemed to be "anti-takeover" in nature inasmuch as it may discourage a potential acquiror who may desire to replace Mr. Bisko with a new president. In the event of Mr. Bisko's death or disability, QNB shall pay either to Mr. Bisko, his estate, or his designated beneficiary, an amount equal to his then current base salary in twelve equal monthly installments, which amounts may be reduced based upon the receipt of any life or disability insurance proceeds from policies maintained by and at the expense of QNB.

Change of Control Agreements

On July 18, 2000, QNB and the Bank entered into change of control agreements with Bret H. Krevolin, Executive Vice President and Chief Financial Officer of the Bank, and Robert C. Werner, Executive Vice President and Chief Operating Officer of the Bank. These agreements provide certain benefits to Mr. Krevolin and Mr. Werner in the event of a change of control of QNB or the Bank. The agreements become operative only if Mr. Krevolin and Mr. Werner are employees of QNB and the Bank upon a change in control of QNB or the Bank, as defined in the agreement. The agreements specify payments to Mr. Krevolin and Mr. Werner upon their termination on or before the three year anniversary of the date of the change of control in an amount equal to the product of the average aggregate annual compensation paid by QNB and the Bank to the respective executive which is includable in the executive's gross income for Federal income tax purposes during the five calendar years preceding the taxable year in which the date of the termination occurs, multiplied by two.

COMPENSATION COMMITTEE REPORTS ON EXECUTIVE COMPENSATION

QNB's Board of Directors is responsible for the governance of QNB and its subsidiary. In fulfilling its fiduciary duties, the Board of Directors acts in the best interests of QNB's shareholders, customers and the communities served by QNB and its subsidiary. To accomplish QNB's strategic goals and objectives, the Board of Directors engages competent persons who undertake to accomplish these objectives with integrity and in a cost-effective manner. The compensation of these individuals is part of the Board of Directors' fulfillment of its duties to accomplish QNB's strategic mission.

The fundamental philosophy of QNB's and the Bank's compensation program is to offer competitive compensation opportunities for all employees based on the individual's contribution and personal performance. The compensation program is administered by a compensation committee comprised of five outside directors who are listed below. The objective of the committee is to establish a fair compensation policy to govern all salaries in order to attract and motivate competent, dedicated and ambitious employees whose efforts will enhance the products and services of QNB, the results of which may include improved profitability, increased dividends to our shareholders and subsequent appreciation in the market value of QNB shares. While general guidelines are provided for all employees, the compensation committee makes specific recommendations for Mr. Bisko.

Mr. Bisko's compensation is reviewed and approved annually by the Board of Directors. As a guideline for determining Mr. Bisko's salary, the committee reviews information provided by a human resource consultant, engaged by the compensation committee, who compares salaries of Pennsylvania financial institutions operating within QNB's general market area. The compensation committee focuses on the survey data for peer financial institutions operating in Southeastern Pennsylvania. Pennsylvania peer group banks have been used because of common industry issues and competition for the same executive talent group.

Chief Executive Officer Compensation

Mr. Bisko's base salary is $234,845 for 2005, subject to an annual review and adjustment. Mr. Bisko's base pay is determined annually by the compensation committee. In addition, Mr. Bisko is eligible to receive a cash bonus, in each of the next two years, equivalent to 5% to 10% of his salary based on QNB increasing its earnings per share at an average rate of 7.5% to 10%. The bonus percentage increases by 1% for each .5% increase in earnings per share up to a maximum of 10%. For 2004, Mr. Bisko received a bonus of $22,208 for the successful achievement of the plan.

The Bank provides Mr. Bisko, for the benefit of his named beneficiary, with a salary continuation agreement. In the event of Mr. Bisko's death, the agreement provides his beneficiary with monthly income for 180 consecutive months. The agreement is enforceable only while Mr. Bisko remains employed by the Bank. If Mr. Bisko's employment is terminated for any reason other than death, all rights under the agreement will be terminated. The benefits are funded through an insurance policy with the cost limited to the annual premium on the policy. Mr. Bisko is also reimbursed for all reasonable and necessary expenses related to his duties.

The Bank provides Mr. Bisko with a membership to a country club. Mr. Bisko is also reimbursed for the cost of all business related meals at the club. Mr. Bisko is not reimbursed for any personal meals at the country club.

Respectfully submitted,
THE COMPENSATION COMMITTEE

Edgar L. Stauffer, Chairman
Norman L. Baringer
Henry L. Rosenberger
Charles M. Meredith, III
Dennis Helf

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee makes recommendation to the Board of Directors concerning general guidelines on compensation of employees and specific recommendations for Mr. Bisko. The Compensation Committee is composed entirely of the following five independent outside directors: Messrs. Stauffer, Baringer, Rosenberger, Meredith and Helf. No member of the Compensation Committee during fiscal year 2004 was an officer or employee of the Corporation or any of its subsidiaries or was formerly an officer of the Corporation or any of its subsidiaries. No member of the Compensation Committee had any relationship requiring disclosure by the Corporation under the proxy rules promulgated under the Securities and Exchange Act of 1934.

STOCK INCENTIVE PLAN

QNB maintains a stock option plan, the 1998 Plan, administered by QNB's Compensation Committee. The committee determines, among other things, the employees to whom awards are granted, the type of awards, and the amount, size, timing and terms of such awards.

The 1998 Plan provides for the granting of either non-qualified stock options or incentive stock options. The exercise price of an option is the fair market value of QNB's common stock at the date of grant as defined in the plan. Participation in the 1998 Plan is limited to those full-time officers and other key executive employees of QNB or the Bank who are in positions in which their decisions, actions, and counsel have a significant impact upon QNB's profitability and success. QNB directors who are not otherwise full-time officers or employees of QNB or the Bank are not eligible to participate in the 1998 Plan.

The 1998 Plan authorizes the issuance of 220,500 shares, as adjusted. The time periods by which any option is exercisable under the plan is determined by the committee but may not commence before the expiration of six months or continue beyond the expiration of ten years after the date the option is awarded. As of April 1, 2005, 216,558 options were granted, 200,168 options were outstanding and 6,176 shares have been issued under the 1998 Plan.

EMPLOYEE STOCK PURCHASE PLAN

QNB's 2001 Employee Stock Purchase Plan offers eligible employees an opportunity to purchase from QNB shares of its common stock at a 10% discount from the lesser of fair market value on the first or last day of each offering period. The offering periods are June 1st through November 30th and December 1st through May 31st. The plan authorizes the issuance of 42,000 shares, as adjusted. As of April 1, 2005, 11,112 shares were issued under the plan. This plan expires by its terms on June 1, 2006.

STOCK PERFORMANCE GRAPH

Set forth on the following page is a performance graph comparing the yearly cumulative total shareholder return on QNB's common stock with:

- the yearly cumulative total shareholder return on stocks included in the NASDAQ Market Index, a broad market index,
- the yearly cumulative total shareholder return on the SNL $250M to $500M Bank Index, a group encompassing 76 publicly traded banking companies trading on the NYSE, AMEX, or NASDAQ with assets between $250 million and $500 million,
- the yearly cumulative total shareholder return on the SNL $500M to $1B Bank Index, a group encompassing 113 publicly traded banking companies trading on the NYSE, AMEX, or NASDAQ with assets between $500 million and $1 billion,
- the yearly cumulative total shareholder return on the SNL Mid-Atlantic Bank Index, a group encompassing 104 publicly traded banking companies trading on the NYSE, AMEX, or NASDAQ headquartered in Delaware, District of Columbia, Maryland, New Jersey, New York, Pennsylvania, and Puerto Rico.

All of these cumulative total returns are computed assuming the reinvestment of dividends at the frequency with which dividends were paid during the applicable years.

The SNL $500M to $1B Bank Index was added as a result of the increase in QNB's asset size. The SNL Mid-Atlantic Bank Index was added to give a geographical peer group.

Comparison of Five Year Cumulative Total Shareholder Return
QNB Corp., SNL $250M - $1B Bank Index & NASDAQ Market Index


Total Return Performance
350
300
250
200
150
100
50
0
Index Value
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04
QNB Corp.
NASDAQ Composite
SNL $250M-$500M Bank Index
SNL $500M-$1B Bank Index
SNL Mid-Atlantic Bank Index

		Period Ending				
Index	**12/31/99**	**12/31/00**	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**
QNB Corp.	100.00	106.76	131.77	186.83	289.55	287.60
NASDAQ - Composite	100.00	60.82	48.16	33.11	49.93	54.49
SNL $250M-$500M Bank Index	100.00	96.28	136.80	176.39	254.86	289.27
SNL $500M-$1B Bank Index	100.00	95.72	124.18	158.54	228.61	259.07
SNL Mid-Atlantic Bank Index	100.00	122.55	115.49	88.82	126.29	133.75

Source: SNL Financial LC, Charlottesville, VA

EXECUTIVE OFFICERS OF QNB AND/OR THE BANK

The following list sets forth the names of the executive officers of QNB, and other significant employees of the Bank, their respective ages, positions held, recent business experience with QNB and the Bank, and the period they have served in their respective capacities.

Thomas J. Bisko
Age 57; Chief Executive Officer of QNB and the Bank from March 1988 to present; President of QNB from May 1986 to present; Treasurer of QNB from February 1986 to present; President of the Bank from September 1985 to present.

Robert C. Werner
Age 47; Vice President of QNB from October 1988 to present; Executive Vice President/Chief Operating Officer of the Bank from January 1994 to present; Senior Vice President/Chief Financial Officer of the Bank from January 1989 to December 1993.

Bret H. Krevolin
Age 42; Chief Financial Officer of QNB from May 2003 to present; Chief Accounting Officer of QNB from January 1992 to present; Executive Vice President/Chief Financial Officer of the Bank from January 2000 to present; Senior Vice President/Chief Financial Officer of the Bank from January 1995 to December 1999; Vice President/Controller of the Bank from August 1989 to December 1994.

Bryan S. Lebo
Age 48; Senior Vice President/Senior Lending Officer of the Bank from January 1995 to present.

Mary Ann Smith
Age 51; Senior Vice President/Chief Information Officer of the Bank from January 1999 to present; Senior Vice President/Operations of the Bank from January 1995 to December 1998; Vice President/Operations of the Bank from January 1988 to December 1994.

Heather J. Gossler
Age 41; Senior Vice President/Sales and Branch Administration of the Bank from January 2002 to present; Vice President/Branch Administration of the Bank from May 1995 to December 2001.

Scott G. Orzehoski
Age 39; Senior Vice President/Commercial Lending Officer of the Bank from January 2002 to present; Vice President/Commercial Lending Officer of the Bank from August 1997 to December 2001; Assistant Vice President/Commercial Lending Officer of the Bank from February 1996 to July 1997.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

QNB and the Bank have not entered into any material transactions, proposed or consummated, with any director or executive officer, or any 5% security holder, of QNB or the Bank, or any associate of the foregoing persons, with the exception of that disclosed below. QNB and the Bank have engaged in and intend to continue to engage in banking and financial transactions in the ordinary course of business with directors and officers of QNB and the Bank and their associates on comparable terms with similar interest rates as those prevailing from time to time for other bank customers.

Total loans outstanding from the Bank at December 31, 2004, to QNB's and the Bank's officers and directors as a group, members of their immediate families and companies in which they had an ownership interest of 10% or more amounted to $1,435,000, or approximately 3.4% of the bank's total equity capital. The Bank made these loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collection or present other unfavorable features. The aggregate amount of indebtedness outstanding as of the latest practicable date, February 28, 2005, to the above described group was $1,470,000.

On July 21, 2004, QNB Corp.'s wholly owned subsidiary, The Quakertown National Bank (the "Bank"), entered into an agreement with a director of QNB Corp. for the purchase by the Bank of a two story building for a purchase price of $600,000. The price was supported by an independent third party appraisal. Management of QNB Corp. and the Bank believe that the transaction reflects arm's-length, negotiated terms. The Bank intends to use the acquired property for additional office space.

SHAREHOLDER COMMUNICATIONS

The Board of Directors does not have a formal process for shareholders to send communications to the Board. Due to the infrequency of shareholder communications to the Board of Directors, the Board does not believe that a formal process is necessary. Written communications received by QNB from shareholders are shared with the full Board no later than the next regularly scheduled Board meeting.

NOMINATIONS AND SHAREHOLDER PROPOSALS

Nominations for election to the Board of Directors may be made by any shareholder if made in writing and delivered or mailed to the President of QNB, not less than 14 days or more than 50 days prior to any shareholder meeting called for the election of directors, provided however, that if less than 21 days notice of the meeting is given to shareholders, the nomination shall be mailed or delivered to the President of QNB not later than the close of business on the 7th day following the day on which the notice of the meeting was mailed. The notification must contain the following information to the extent known to the notifying shareholder:

(a) the name and address of each proposed nominee;
(b) the principal occupation of each proposed nominee;
(c) the total number of shares of QNB common stock that will be voted for each proposed nominee;
(d) the name and residential address of the notifying shareholder;
(e) the number of shares of QNB common stock owned by the notifying shareholder.

Nominations not made in accordance with these provisions may be disregarded by the Chairman at the annual meeting.

If you wish to include a proposal in the Proxy Statement for the 2006 Annual Meeting of Stockholders, your written proposal must be received by the Corporation no later than December 19, 2005. The proposal should be mailed by certified mail, return receipt requested, and must comply in all respects with applicable rules and regulations of the Securities and Exchange Commission, the laws of the State of Pennsylvania, and the Corporation's Bylaws. Stockholder proposals may be mailed to the Secretary, QNB Corp., P.O. Box 9005, Quakertown, PA 18951-9005.

Securities and Exchange Commission rules establish a different deadline for submission of stockholder proposals that are not intended to be included in the Corporation's proxy statement with respect to discretionary voting. The deadline for these proposals for the year 2006 annual meeting is March 4, 2006. If a stockholder gives notice of such a proposal after this deadline, the Corporation's proxy holders will be allowed to use their discretionary authority to vote against the stockholder proposal when and if the proposal is raised at our 2006 Annual Meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires QNB's officers and directors and persons who own more than 10% of QNB's common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% owners are required by Securities and Exchange Commission regulations to furnish QNB with copies of all Section 16(a) forms they file.

To the Board of Directors' knowledge, based solely on review of the copies of such reports furnished to QNB during fiscal year ended December 31, 2004, all Section 16(a) filing requirements applicable to its executive officers and directors were complied with except for Norman L. Baringer and G. Arden Link, who each inadvertently filed one form late reporting one transaction.

OTHER MATTERS

Management is not aware of any business to come before the annual meeting other than those matters described in the proxy statement and the accompanying notice of annual meeting. However, if any other matters should properly come before the annual meeting, it is intended that the proxies hereby solicited will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

If there are not sufficient votes for approval of any of the matters to be acted upon at the annual meeting, the annual meeting may be adjourned to permit the further solicitation of proxies.

MISCELLANEOUS

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of the Corporation's Proxy Statement may have been sent to multiple stockholders in your household. The Corporation will promptly deliver a separate copy of the document to you if you request one by writing or calling as follows: Jean Scholl at QNB Corp., P.O. Box 9005, Quakertown, PA 18951-9005, telephone (215) 538-5600. If you want to receive separate copies of the proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

UPON REQUEST OF ANY STOCKHOLDER, A COPY OF THE CORPORATION'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004, INCLUDING A LIST OF THE EXHIBITS THERETO, REQUIRED TO BE FILED WITH THE SEC PURSUANT TO RULE 13a-1 UNDER THE EXCHANGE ACT MAY BE OBTAINED, WITHOUT CHARGE, BY WRITING TO THE CORPORATION'S ASSISTANT SECRETARY AT QNB CORP., P.O. BOX 9005, QUAKERTOWN, PA 18951-9005.

Exhibit A

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF QNB CORP.

Article I. Name

1.1 The name of the Corporation is QNB Corp.

Article II. Location

2.1 The location and post office of the initial registered office of the Corporation in the Commonwealth of Pennsylvania is Third and West Broad Streets, Quakertown, Pennsylvania 18951.

Article III. Purpose

3.1 The corporation is incorporated under the Business Corporation Law of the Commonwealth of Pennsylvania for the purposes of conducting any lawful act concerning any or all lawful business for which a corporation may be incorporated under the provisions of the Business Corporation Law.

Article IV. Term

4.1 The term for which the Corporation is to exist is Perpetual.

Article V. Shares

5.1 The aggregate number of shares which the corporation shall have authority to issue is 10,000,000 shares of Common Stock par value of $0.625 per share. Shares of authorized capital stock may be issued from time to time as and when the Board of Directors shall determine and for such consideration as may be fixed from time to time by the Board of Directors, except that no stock may be issued for less than the par value thereof in the case of stock with par value.

Article VI. No Preemptive – No Cumulative Voting

A. No holder of shares of any class of stock of the Corporation shall have any preemptive or preferential right to subscribe for, purchase or otherwise acquire or receive any shares of any class of stock hereafter issued by the Corporation, whether now or hereafter authorized, or any shares of any class of stock of the Corporation now or hereafter acquired and held by the Corporation as treasury stock and subsequently reissued and sold or otherwise disposed of, or any bonds, certificates of indebtedness, notes or any other securities convertible into or exchangeable for, or any warrants or rights to purchase or otherwise acquire, any shares of any class of stock of the Corporation, whether now or hereafter authorized.

B. At each election of directors every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons there are directors to be elected and for whose election he has a right to vote. Cumulative Voting shall not be allowed.

Article VII. Business Combinations

A. The affirmative vote of the holders of not less than seventy-five percent (75%) of the outstanding shares of stock of the Corporation then entitled to vote shall be required for the approval or authorization of any "Business Combination" (as hereinafter defined). Such seventy-five percent (75%) voting requirement shall not be applicable if:

1. the Board of Directors of the Corporation has by a majority vote of the members of the Board then in office (a) given prior approval to the acquisition by the "Related Person" (as hereinafter defined) involved in the Business Combination of 20% or more of the outstanding shares of Common Stock of the Corporation, the acquisition of which resulted in such person, corporation or other entity becoming a Related Person or (b) approved the Business Combination prior to the time that the person, corporation or other entity involved in the Business Combination shall have become a Related Person; or

2. the Business Combination involves solely the Corporation and a Subsidiary, none of whose stock is beneficially owned by a Related Person (other than Beneficial Ownership arising solely because of the control of the Corporation), provided that if the Corporation is not the surviving company, each stockholder of the Corporation receives the same type of consideration in such transaction in proportion to his stockholdings, the provisions of Article V, and Articles VII, and VIII of the Corporation's Articles of Incorporation are continued in effect or adopted by such surviving company as part of its articles of incorporation or certificate of incorporation, as the case may be, and such articles or certificate have no provisions inconsistent with such provisions, and the provisions of the Corporation's Bylaws are continued in effect or adopted by said surviving company.

B. The Board of Directors of the Corporation, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the Corporation, (b) merge or consolidate the Corporation with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation may consider, in connection with the exercise of its judgment in determining what is the best interest of the Corporation and its stockholders, including without limitation, (i) the social and economic effects on the employees, customers, and other constituents of the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located; (ii) the desirability of the Corporation continuing as an independent entity; and (iii) such other factors as the Board of Directors shall deem relevant.

C. For purposes of this Article VII the following defined terms shall have the following meanings:

1. The term "Business Combination" shall mean (a) any merger or consolidation of the Corporation or a Subsidiary with or into a Related Person, (b) any sale, lease, exchange, transfer or other disposition, including without limitation, a mortgage or any other security device of all or any substantial part of the assets of the Corporation (including without limitation any securities of a Subsidiary) or of a Subsidiary, to a Related Person, (c) any merger or consolidation of a Related Person with or into this Corporation or a Subsidiary, (d) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of the Related Person to this Corporation or a Subsidiary, (e) the issuance of any securities of this Corporation or a Subsidiary of a Related Person, (f) the acquisition by the Corporation or a Subsidiary of any securities of Related Person, (g) any reclassification of Voting Stock of the Corporation, or any recapitalization involving Voting Stock of the Corporation, consummated within five years after a Related Person becomes a Related Person, (h) any loan or other extension of credit by the Corporation or a Subsidiary to the Related Person or any guarantees by the Corporation or a Subsidiary of any loan or other extension of credit by any person to a Related Person, and (i) any agreement, contract or other arrangement provided for any of the transactions described in this definition of Business Combination.

2. The term "Related Person" shall mean and include any individual, corporation, partnership or other person or entity which, together with its "affiliates" and "associates", (as those terms are hereinafter defined) is the beneficial owner, directly or indirectly, of 20% or more in the aggregate of the outstanding shares of the Corporation's stock entitled to vote at the election of directors of the Corporation.

3. For purposes of this Article VII any corporation, person or other entity shall be deemed to be the beneficial owner of any shares of stock of the Corporation, (i) which it owns directly, whether or not of record, or (ii) which it has the right to acquire pursuant to any agreement or understanding or upon exercise of conversion rights, warrants or options or otherwise, whether or not presently exercisable, or (iii) which are beneficially owned, directly or indirectly (including shares deemed to be owned through application of clause (ii) above), by an "affiliate" or "associate" as those terms are defined herein, or (iv) which are beneficially owned, directly or indirectly by any other corporation, person or entity (including any shares which such other corporation, person or entity has the right to acquire pursuant to any agreement or understanding or upon exercise of conversion rights, warrants or options or otherwise, whether or not presently exercisable) with which it or its "affiliate" or "associate" has any agreement or arrangement or understanding for the purpose of acquiring, holding, voting or disposing of stock of this Corporation.

4. For the purposes of this Article VII, the term "affiliate" shall mean any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such corporation, person or other entity. The term "control" (including the terms "controlling", "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a corporation, person or other entity, whether through the ownership of voting securities, by contract, or otherwise.

5. For purposes of this Article VII, the term "associate" shall mean (i) any corporation or organization (other than the Corporation or a majority-owned subsidiary of this Corporation) of which such corporation, person or entity is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, (ii) any trust or other estate in which such corporation, person or other entity has a substantial beneficial interest or as to which such corporation, person or other entity serves as a trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same house as such person or who is a director or officer of this corporation or any of its subsidiaries.

6. The Board of Directors shall have the power and duty to determine for the purposes of this Article VII on the basis of information known to the Board of Directors of the Corporation, whether (i) such other corporation, person or other entity beneficially owns more than 20% in number of shares of the outstanding shares of the Corporation entitled to vote in elections of directors, and (ii) a corporation, person or other entity is an "affiliate" or "associate" (as defined above) of another. Any such determination shall be conclusive and binding for all purposes of this Article VII.

7. The term "Substantial Part" shall mean more than ten percent (10%) of the total assets of the person or entity in question, as of the end of its most recent fiscal year ending prior to the time the determination is being made.

8. The term "Subsidiary" shall mean any corporation or other entity more than 50% of the stock of which is Beneficially owned by the Corporation.

Article VIII. Amendments of Articles of Incorporation

8.1 These Articles of Incorporation may be amended, subject to the provisions of the laws of the Commonwealth of Pennsylvania, at any regular or special meeting of the shareholders for which adequate notice has been given, by the affirmative vote of the holders of the majority of the outstanding shares of stock of the Corporation then entitled to vote, provided however that Article V, Article VII and this Article VIII of the Articles of Incorporation may be amended only by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding shares of stock of the Corporation then entitled to vote at a special meeting called for that purpose.

Article IX. Director Liability

A. Director's Personal Liability. A director of the corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, provided however, that this provision shall not eliminate or limit the liability of a director to the extent that such elimination of limitation of liability is expressly prohibited by the Pennsylvania Director's Liability Act as in effect at the time of the alleged action or failure to take action by such director.

B. Preservation of Right. Any repeal or modification of this Article by the shareholders of the corporation shall not adversely affect any right or protection existing at the time of such repeal or modification to which any director or former director may be entitled under this Article. The rights conferred by this Article shall continue as to any person who has ceased to be director of the corporation and shall inure to the benefit of the heir, executors and administrators of such person.

Exhibit B
QNB Corp.

2005 STOCK INCENTIVE PLAN

1. Purpose. The purpose of this Stock Incentive Plan (the "Plan") is to advance the development, growth and financial condition of QNB Corp. (the "Corporation") and each subsidiary thereof, as defined in Section 424 of the Internal Revenue Code of 1986, as amended (the "Code"), by providing incentives through participation in the appreciation of the common stock of the Corporation to secure, retain and motivate personnel who may be responsible for the operation and for management of the affairs of the Corporation and any subsidiary now or hereafter existing ("Subsidiary").

2. Term. The Plan shall become effective as of the date it is adopted by the Corporation's Board of Directors (the "Board"), and shall be presented for approval at the next meeting of the Corporation's shareholders. Any and all options and rights awarded under the Plan (the "Awards") before it is approved by the Corporation's shareholders shall be conditioned upon, and may not be exercised before, receipt of shareholder approval, and shall lapse upon failure to receive such approval. Unless previously terminated by the Board, the Plan shall terminate on, and no options shall be granted after the tenth anniversary of the effective date of the Plan.

3. Stock. Shares of the Corporation's common stock, par value $.625 per share (the "Stock"), that may be issued under the Plan shall not exceed, in the aggregate, 200,000 shares, as may be adjusted pursuant to Section 16 hereof. Shares may be either authorized and unissued shares, or authorized shares, issued by and subsequently reacquired by the Corporation as treasury stock. Under no circumstances shall any fractional shares be awarded under the Plan. Except as may be otherwise provided in the Plan, any Stock subject to an Award that, for any reason, lapses or terminates prior to exercise, shall again become available for grant under the Plan. While the Plan is in effect, the Corporation shall reserve and keep available the number of shares of Stock needed to satisfy the requirements of the Plan. The Corporation shall apply for any requisite governmental authority to issue shares under the Plan. The Corporation's failure to obtain any such governmental authority, deemed necessary by the Corporation's legal counsel for the lawful issuance and sale of Stock under the Plan, shall relieve the Corporation of any duty, or liability for the failure to issue or sell the Stock.

4. Administration. The ability to control and manage the operation and administration of the Plan shall be vested in the Board or in a committee of two or more members of the Board, selected by the Board (the "Committee"). The Committee shall have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any agreements made pursuant to the Plan, and to make any and all determinations that may be necessary or advisable for the administration of the Plan. Any interpretation of the Plan by the Committee and any decision made by the Committee under the Plan is final and binding..

   The Committee shall be responsible and shall have full, absolute and final power of authority to determine what, to whom, when and under what facts and circumstances Awards shall be made, and the form, number, terms, conditions and duration thereof, including but not limited to when exercisable, the number of shares of Stock subject thereto, and the stock option exercise prices. The Committee shall make all other determinations and decisions, take all actions and do all things necessary or appropriate in and for the administration of the Plan. No member of the Committee or of the Board shall be liable for any decision, determination or action made or taken in good faith by such person under or with respect to the Plan or its administration.

5. <u>Awards</u>. Awards may be made under the Plan in the form of: (a) "Qualified Options" to purchase Stock, which are intended to qualify for certain tax treatment as incentive stock options under Sections 421 and 422 of the Code, or (b) "Non-Qualified Options" to purchase Stock, which are not intended to qualify under Sections 421 through 424 of the Code. More than one Award may be granted to an eligible person, and the grant of any Award shall not prohibit the grant of another Award, either to the same person or otherwise, or impose any obligation to exercise on the participant. All Awards and the terms and conditions thereof shall be set forth in written agreements, in such form and content as approved by the Committee from time to time, and shall be subject to the provisions of the Plan whether or not contained in such agreements. Multiple Awards for a particular person may be set forth in a single written agreement or in multiple agreements, as determined by the Committee, but in all cases each agreement for one or more Awards shall identify each of the Awards thereby represented as a Qualified Option or Non-Qualified Option, as the case may be.

6. <u>Eligibility</u>. Persons eligible to receive Awards shall be those key officers and other employees of the Corporation and each Subsidiary, as determined by the Committee. A person's eligibility to receive an Award shall not confer upon him or her any right to receive an Award. Except as otherwise provided, a person's eligibility to receive, or actual receipt of an Award under the Plan shall not limit or affect his or her benefits under or eligibility to participate in any other incentive or benefit plan or program of the Corporation or of its affiliates.

7. <u>Qualified Options</u>. In addition to other applicable provisions of the Plan, all Qualified Options and Awards thereof shall be under and subject to the following terms and conditions:

(a) No Qualified Option shall be awarded more than ten (10) years after the date the Plan is adopted by the Board or the date the Plan is approved by the Corporation's shareholders, whichever is earlier;

(b) The time period during which any Qualified Option is exercisable, as determined by the Committee, shall not commence before the expiration of six (6) months or continue beyond the expiration of five (5) years after the date the Qualified Option is awarded;

(c) If a participant, who was awarded a Qualified Option, ceases to be employed by the Corporation or any Subsidiary for any reason other than his or her death, the Committee may permit the participant thereafter to exercise the option during its remaining term for a period of not more than three (3) months after cessation of employment to the extent that the Qualified Option was then and remains exercisable, unless such employment cessation was due to the participant's disability, as defined in Section 22(e)(3) of the Code, in which case the three (3) month period shall be twelve (12) months; if the participant dies while employed by the Corporation or a Subsidiary, the Committee may permit the participant's qualified personal representatives, or any persons who acquire the Qualified Option pursuant to his or her Will or laws of descent and distribution, to exercise the Qualified Option during its remaining term for a period of not more than twelve (12) months after the participant's death to the extent that the Qualified Option was then and remains exercisable; the Committee may impose terms and conditions upon and for the exercise of a Qualified Option after the cessation of the participant's employment or his or her death;

(d) The purchase price of Stock subject to any Qualified Option shall not be less than the Stock's fair market value at the time the Qualified Option is awarded or less than the Stock's par value; and

(e) Qualified Options may not be sold, transferred or assigned by the participant except by will or the laws of descent and distribution.

8. Non-Qualified Options. In addition to other applicable provisions of the Plan, all Non-Qualified Options and Awards thereof shall be under and subject to the following terms and conditions:

(a) The time period during which any Non-Qualified Option is exercisable shall not commence before the expiration of six (6) months or continue beyond the expiration of five (5) years after the date the Non-Qualified Option is awarded;

(b) If a participant, who was awarded a Non-Qualified Option, ceases to be eligible under the Plan, before lapse or full exercise of the option, the Committee may permit the participant to exercise the option during its remaining term, to the extent that the option was then and remains exercisable, or for such time period and under such terms and conditions as may be prescribed by the Committee;

(c) The purchase price of a share of Stock subject to any Non-Qualified Option shall not be less than the Stock's par value; and

(d) Except as otherwise provided by the Committee, Non-Qualified Stock Options granted under the Plan are not transferable except as designated by the participant by will and the laws of descent and distribution.

9. Exercise. Except as otherwise provided in the Plan, Awards may be exercised in whole or in part by giving written notice thereof to the Secretary of the Corporation, or his or her designee, identifying the Award to be exercised, the number of shares of Stock with respect thereto, and other information pertinent to exercise of the Award. The purchase price of the shares of Stock with respect to which an Award is exercised shall be paid with the written notice of exercise, either in cash, by tendering other shares of Corporation common stock held by optionee for at least six months having a fair market value as of the date of exercise equal to the total purchase price, by any method established by the Committee including a so-called "cashless exercise", by giving instructions to withhold from the stock to be received upon exercise of the option the number of shares having a fair market value equal to the exercise price, or by any combination of these methods of payment, at its then current fair market value, or in any combination thereof, as the Committee shall determine. Funds received by the Corporation from the exercise of any Award shall be used for its general corporate purposes.

The Committee may permit an acceleration of previously established exercise terms of any Awards as, when, under such facts and circumstances, and subject to such other or further requirements and conditions as the Committee may deem necessary or appropriate. In addition:

(a) if the Corporation or its shareholders execute an agreement to dispose of all or substantially all of the Corporation's assets or stock by means of sale, merger, consolidation, reorganization, liquidation or otherwise, as a result of which the Corporation's shareholders, immediately before the transaction, will not own at least fifty percent (50%) of the total combined voting power of all classes of voting stock of the surviving entity (be it the Corporation or otherwise) immediately after the consummation of the transaction, then any and all outstanding Awards shall immediately become and remain exercisable or, if the transaction is not consummated, until the agreement relating to the transaction expires or is terminate, in which case, all Awards shall be treated as if the agreement was never executed;

(b) if there is an actual, attempted, or threatened change in the ownership of at least twenty-five percent (25%) of all classes of voting stock of the Corporation through the acquisition of, or an offer to acquire such percentage of the Corporation's voting stock by any person or entity, or persons or entities acting in concert or as a group, and the acquisition or offer has not been duly approved by the Board; or

(c) if during any period of two (2) consecutive years, the individuals who at the beginning of such period constituted the Board cease, for any reason, to constitute at least a majority of the Board, (unless the election of each director of the Board, who was not a director of the Board at the beginning of such period, was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) thereupon any and all Awards immediately shall become and remain exercisable.

10. Withholding. When a participant exercises a stock option awarded under the Plan, the Corporation, in its discretion and as required by law, may require the participant to remit to the Corporation an amount sufficient to satisfy fully any federal, state and other jurisdictions' income and other tax withholding requirements prior to the delivery of any certificates for shares of Stock, at the Committee's discretion remittance may be made in cash, shares already held by the participant or by the withholding by the Corporation of sufficient shares issuable pursuant to the option to satisfy the participant's withholding obligation.

11. Value. Where used in the Plan, the "fair market value" of Stock or any options or rights with respect thereto, including Awards, shall mean and be determined by (a) the bid price on the principal established domestic securities exchange on which listed, and if not listed, then (b) the dealer "bid" price thereof on the New York over-the-counter market, as reported by the National Association of Securities Dealers, Inc., in either case as of the specified or otherwise required or relevant time, or if not traded as of such specified, required or relevant time, then based upon such reported sales or "bid" price before and/or after such time in accordance with pertinent provisions of and principles under the Code and the regulations promulgated thereunder.

12. Amendment. To the extent permitted by applicable law, the Board may amend, suspend, or terminate the plan at any time. The amendment or termination of this Plan shall not, without the consent of the participants, alter or impair any rights or obligations under any Award previously granted hereunder.

From time to time, the Committee may rescind, revise and add to any of the terms, conditions and provisions of the Plan or of an Award as necessary or appropriate to have the Plan and any Awards thereunder be or remain qualified and in compliance with all applicable laws, rules and regulations, and the committee may delete, omit or waive any of the terms and conditions or provisions that are no longer required by reason of changes of applicable laws, rules or regulations, but not limited to, the provisions of Sections 421 and 422 of the Code, Section 16 of the Securities Exchange Act of 1934, as amended, (the "1934 Act") and the rules and regulations promulgated by the Securities and Exchange Commission. Without limiting the generality of the preceding sentence, each Qualified Option shall be subject to such other and additional terms, conditions and provisions as the Committee may deem necessary or appropriate in order to qualify as a Qualified Option under Section 422 of the Code, including, but not limited to, the following provisions:

(a) At the time a Qualified Option is awarded, the aggregate fair market value of the Stock subject thereto and of any Stock of other capital stock with respect to which incentive stock options qualifying under Sections 421 and 422 of the Code are exercisable for the first time by the participant during any calendar year under the Plan and any other plans of the Corporation or its affiliates, shall not exceed $100,000.00; and

(b) No Qualified Option shall be awarded to any person if, at the time of the Award, the person owns shares of the stock of the Corporation possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or its affiliates, unless, at the time the Qualified Option is awarded, the exercise price of the Qualified Option is at least one hundred and ten percent (110%) of the fair market value of the Stock on the date of grant and the option, by its terms, is not exercisable after the expiration of five (5) years from the date it is awarded.

13. Continued Employment. Nothing in the Plan or any Award shall confer upon any participant or other persons any right to continue in the employ of, or maintain any particular relationship with, the Corporation or its affiliates, or limit or affect any rights, powers or privileges that the Corporation or its affiliates may have to supervise, discipline and terminate the participant. However, the Committee may require, as a condition of making and/or exercising any Award, that a participant agree to, and in fact provide services, either as an employee or in another capacity, to or for the Corporation or any Subsidiary for such time period as the Committee may prescribe. The immediately preceding sentence shall not apply to any Qualified Option, to the extent such application would result in disqualification of the option under Sections 421 and 422 of the Code.

14. General Restrictions. If the Committee or Board determines that it is necessary or desirable to: (a) list, register or qualify the stock subject to the Award, or the Award itself, upon any securities exchange or under any federal or state securities or other laws, (b) obtain the approval of any governmental authority, or (c) enter into an agreement with the participant with respect to disposition of any Stock (including, without limitation, an agreement that, at the time of the participant's exercise of the Award, any Stock thereby acquired is and will be acquired solely for investment purposes and without any intention to sell or distribute the Stock), then such Award shall not be consummated in whole or in part unless the listing, registration, qualification, approval or agreement, as the case may be, shall have been appropriately effected or obtained to the satisfaction of the Committee and legal counsel for the Corporation.

15. Rights. Except as otherwise provided in the Plan, participants shall have no rights as a holder of the Stock unless and until one or more certificates for the shares of Stock are issued and delivered to the participant.

16. Adjustments. In the event that the shares of common stock of the Corporation, as presently constituted, shall be changed into or exchanged for a different number or kind of shares of common stock or other securities of the Corporation or of other securities of the Corporation or of another corporation (whether by reason of merger, consolidation, recapitalization, reclassification, split-up, combination of shares or otherwise) or if the number of such shares of common stock shall be increased through the payment of a stock dividend, stock split or similar transaction, then, there shall be substituted for or added to each share of common stock of the Corporation that was theretofore appropriated, or which thereafter may become subject to an option under the Plan, the number and kind of shares of common stock or other securities into which each outstanding share of the common stock of the Corporation shall be so changed or for which each such share shall be exchanged or to which each such shares shall be entitled, as the case may be. Each outstanding Award shall be appropriately amended as to price and other terms, as may be necessary to reflect foregoing events.

If there shall be any other change in the number or kind of the outstanding shares of the common stock of the Corporation, or of any common stock or other securities in which such common stock shall have been changed, or for which it shall have been exchanged, and if a majority of the disinterested members of the Committee shall, in its sole discretion, determine that such change equitably requires an adjustment in any Award that was theretofore granted or that may thereafter be granted under the Plan, then such adjustment shall be made in accordance with such determination.

The grant of an Award under the Plan shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, to consolidate, to dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

Fractional shares resulting from any adjustment in Awards pursuant to this Section 16 may be settled as a majority of the disinterested members of the Board of Directors or of the Committee, as the case may be, shall determine.

To the extent that the foregoing adjustments relate to common stock or securities of the Corporation, such adjustments shall be made by a majority of the members of the Board, whose determination in that respect shall be final, binding and conclusive. Notice of any adjustment shall be given by the Corporation to each holder of an Award that is so adjusted.

17. Forfeiture. Notwithstanding anything to the contrary in this Plan, if the Committee finds, after full consideration of the facts presented on behalf of the Corporation and the involved participant, that he or she has been engaged in fraud, embezzlement, theft, commission of a felony, or dishonesty in the course of his or her employment by the Corporation or by any Subsidiary and such action has damaged the Corporation or the Subsidiary, as the case may be, or that the participant has disclosed trade secrets of the Corporation or its affiliates, the participant shall forfeit all rights under and to all unexercised Awards, and under and to all exercised Awards under which the Corporation has not yet delivered payment or certificates for shares of Stock (as the case may be), all of which Awards and rights shall be automatically canceled. The decision of the Committee as to the cause of the participant's discharge from employment with the Corporation or any Subsidiary and the damage thereby suffered shall be final for purposes of the Plan, but shall not affect the finality of the participant's discharge by the Corporation or Subsidiary for any other purposes. The preceding provisions of this paragraph shall not apply to

any Qualified Option to the extent such application would result in disqualification of the option as an incentive stock option under Sections 421 and 422 of the Code.

18. Indemnification. In and with respect to the administration of the Plan, the Corporation shall indemnify each member of the Committee and/or of the Board, each of whom shall be entitled, without further action on his or her part, to indemnification from the Corporation for all damages, losses, judgments, settlement amounts, punitive damages, excise taxes, fines, penalties, costs and expenses (including without limitation attorneys' fees and disbursements) incurred by the member in connection with any threatened, pending or completed action, suit or other proceedings of any nature, whether civil, administrative, investigative or criminal, whether formal or informal, and whether by or in the right or name of the Corporation, any class of its security holders, or otherwise, by reason of his or her being or having been a member of the Committee and/or of the Board, whether or not he or she continues to be a member of the Committee or of the Board. The provisions, protection and benefits of this Section shall apply and exist to the fullest extent permitted by applicable law to and for the benefit of all present and future members of the Committee and/or of the Board and their respective heirs, personal and legal representatives, successors and assigns, in addition to all other rights that they may have as a matter of law, by contract, or otherwise, except (a) to the extent there is entitlement to insurance proceeds under insurance coverage provided by the Corporation on account of the same matter or proceeding for which indemnification hereunder is claimed, or (b) to the extent there is entitlement to indemnification from the Corporation, other than under this Section, on account of the same matter or proceeding for which indemnification hereunder is claimed.

19. Miscellaneous. (a) Any reference contained in this Plan to particular section or provision of law, rule or regulation, including but not limited to the Code and the 1934 Act, shall include any subsequently enacted or promulgated section or provision of law, rule or regulation, as the case may be. With respect to persons subject to Section 16 of the 1934 Act, transactions under this Plan are intended to comply with all applicable conditions of Section 16 and the rules and regulations promulgated thereunder, or any successor rules and regulations that may be promulgated by the Securities and Exchange Commission, and to the extent any provision of this Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by applicable law and deemed advisable by the Committee.

(b) Where used in this Plan: the plural shall include the singular, and unless the context otherwise clearly requires, the singular shall include the plural; and the term "affiliates" shall mean each and every Subsidiary and any parent of the Corporation.

(c) The captions of the numbered Sections contained in this Plan are for convenience only, and shall not limit or affect the meaning, interpretation or construction of any of the provisions of the Plan

IN WITNESS WHEREOF, the Corporation has caused the Plan to be duly executed by its officers as of the 15th day of March, 2005.

(SEAL)

Jean M. Scholl
Assistant Secretary